SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Year Ended December 31, 2024

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine, California 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Table of Contents for Part II

PART II

Item 1.

BUSINESS

Risk Factors

Significant revenues from operations cannot be assured. Our revenues are dependent on our ability to market Operon™ (formerly known as Multinomic Advanced Technology® (“Operon”), our artificial intelligence (“AI”)-assisted drug discovery, drug development and derisking platform, and develop our own drug assets and those we may develop with third parties. We currently have limited revenues from operations. Development of our business plan will require significant investment in funds and management resources and is time consuming. We believe that the proceeds from the current private offerings of our securities will be insufficient to fulfill our cash needs over the next 12 months. There can be no assurance that we will be able to continue to raise the capital required for our business development nor that our business plan will be successful.

We have no experience with the Food and Drug Administration (the “FDA”) and its drug approval process and do not intend to develop expertise with FDA approval requirements. Our management team has no experience in dealing with FDA regulations. We plan to commence phase 1 clinical trials for our fentanyl addiction molecules within the next 12 months and to continue to conduct animal studies on our patent-pending drug molecules, both through third parties experienced in FDA procedures. At this time, we intend to concentrate on our core business and do not foresee that we will continue to develop these or other specific molecules we may discover through the complete FDA process; rather we most likely will license or joint venture develop these novel pharmaceutical compounds with experienced partner(s), and to discover, de-risk or test other compounds on a contract basis with established pharmaceutical companies.

We will depend on the expertise of our joint venture partners or outside consultants for the FDA approval and commercialization of our molecules. Joint venture partners or licensees may not be able to file Investigational New Drug (“IND”) applications or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit the trials to proceed.  We may not be able to file INDs for our internal pipeline candidates on the timelines we expect. For example, we may experience delays with IND-enabling studies or manufacturing delays. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

We may not be able to develop a full line of commercial products.  Successful product development in the drug development industry is highly uncertain, and very few research and development projects produce a commercial product. The development of new pharmaceuticals is costly and requires several months to years (in the case of new pharmaceuticals) of research and development. Our research and development team is relatively small at this time, and we will need to expend significant funds to hire, train and deploy technical and scientific staff in the future. We have been required to contract with outside parties to augment our research and development team. While this assists us in accelerating development, we have less control over outside contractors than with our own personnel.

A reduction in demand and research and development activities by current and prospective customers or joint venture partners may adversely affect our business. Our business could be adversely affected by any significant decrease in drug research and development expenditures by pharmaceutical and biotechnology companies, as well as by government agencies or private foundations. Similarly, economic factors and industry trends that affect our customers or partners in these industries also affect their research and development budgets and, consequentially, our business as well. Our ability to continue to grow and win new business is dependent in large part upon the ability and willingness of the pharmaceutical and biotechnology industries to continue to spend on molecules in the non-clinical and clinical phases of research and development (and in particular discovery and development assessment) and to outsource the products and services we provide. Our prospective customers and partners continue to search for ways to maximize the return on their investments with a focus on lowering research and development costs per drug candidate. Fluctuations in the expenditure amounts in each phase of the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products and services. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities (including available resources of our biotechnology partners, particularly those that are cash-negative, who may be highly focused on rationing their liquid assets in a challenging funding environment), general economic conditions, institutional budgetary policies and the impact of government regulations, including potential drug pricing legislation. Available funding for biotechnology partners in particular may be affected by the capital markets, investment objectives of venture capital investors and priorities of biopharmaceutical industry sponsors.

Our AI-assisted drug discovery business faces substantial competition. We operate in a highly competitive environment. Large pharmaceutical companies are expanding into the AI-assisted drug development field with increasing frequency, and hundreds of billions of dollars are being invested in AI platforms, which then may be repurposed or tailored for drug discovery. Our competitors generally have longer operating histories, greater brand recognition and market penetration; greater financial resources; greater technological and research and development resources; better system reliability and robustness; and greater selling and marketing capabilities than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. As a result, our products may compete against products that have lower prices or equivalent or superior performance.

The rapidly evolving nature of artificial intelligence may increase competition with our technology. Although Operon, our AI-assisted drug discovery, derisking and repurposing technology, is constantly being upgraded and enhanced, and utilizes proprietary data, artificial intelligence models are currently undergoing exponential increases in sophistication. Our competitors could seek to employ newly developed AI capabilities to compete with us and many of these competitors will have far greater financial and other resources than GATC Health.

There exists a level of uncertainty about the potential for a changing regulatory landscape introduced by the new Administration. The 2024 election cycle in the United States reflected growing concerns by the electorate regarding governmental regulations, and the business practices of the pharmaceutical industry. The new Administration appears to be addressing these concerns in part by its choice of unconventional candidates for cabinet and agency positions as well as by establishing a Department of Government Efficiency. These can be expected to result in regulatory changes related to the approval and commercialization of pharmaceutical products. Even if the regulatory changes are net favorable to our business and the business of our customers and joint venture partners, we believe it is reasonable to assume that changes in the regulatory landscape may require adjustments to business strategies, which may result in delays or other issues that affect our business.

Our intellectual property positions may be challenged, invalidated, circumvented or may expire, or we may fail to prevail in present and future intellectual property litigation. Our primary assets consist of intellectual property, including patent applications and trade secrets, and we are continually enhancing our intellectual property estate. We expect to continue to file additional patent applications in the future. Our success depends in part on our ability to obtain and defend our US patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. The patent process can be highly uncertain and often involves complex legal, scientific and factual questions. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe those patents.  Patent disputes are frequent, costly and can preclude, delay or increase the cost of commercialization of products. A determination made by a court, agency or tribunal concerning infringement, validity, enforceability, injunctive or economic remedy, or the right to patent protection, for example, are typically subject to appellate or administrative review. Upon review, such initial determinations may be afforded little or no deference by the reviewing tribunal and may be affirmed, reversed, or made the subject of reconsideration through further proceedings. A patent dispute or litigation may not discourage a potential violator from bringing the product that is alleged to infringe to market prior to a final resolution of the dispute or litigation. The period of time from inception until resolution of a patent dispute or litigation is subject to the availability and schedule of the court, agency or tribunal before which the dispute or litigation is pending. We may be subject to competition during this period and may not be able to fully recover for the losses, damages, and harms we incur from infringement by the competitor product even if we prevail. Moreover, if we lose or settle litigation at certain stages or entirely, we could be subject to competition and/or significant liabilities, be required to enter into third-party licenses for the infringed product or technology or be required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us, or at all.

As our patents expire, competitors may be able to legally produce and market similar products or technologies, which may have a material adverse effect on our product sales, business and results of operations. We plan to continue to seek additional patent protection relating to our technology and future products. However, competitors may be able to invalidate, design around or otherwise circumvent the licensed patents and sell competing products. There can be no assurance that we will be able to replace the revenue lost upon the expiration of the patents.

From time to time, U.S. and other policymakers have proposed reforming the patent laws and regulations of their countries. In September 2011, after years of Congressional debate regarding patent reform legislation, President Obama signed into law the America Invents Act (the “Act”) considered by many to be the most substantial revision of U.S. patent law since 1952. The Act changes the current “first-to-invent” system to a system that awards a patent to the “first-inventor-to-file” for an application for a patentable invention. This change alters the pool of available materials that can be used to challenge patents and eliminates the ability to rely on prior research work in order to lay claim to patent rights. Disputes as to whether the first filer is in fact the true inventor will be resolved through newly implemented derivation proceedings. The Act also creates mechanisms to allow challenges to newly issued patents in the patent office in post-grant proceedings and new inter partes reexamination proceedings. Although many of the changes bring U.S. law into closer harmony with European and other national patent laws, the new bases and procedures may make it easier for competitors to challenge our patent, which could result in increased competition and have a material adverse effect on our product sales, business and results of operations. The changes may also make it harder to challenge third-party patents and place greater importance on being the first inventor to file a patent application on an invention.

The Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain new patents or to enforce existing patents and may facilitate third-party challenges to any patents.

Issued patents could be found invalid or unenforceable if challenged. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents or amendment to our patents in such a way that they no longer cover our discovery and development engine, which may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of molecules. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

We may not be aware of all third-party intellectual property rights potentially relating to Operon. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and we or our licensors might not have been the first to file patent applications for these inventions. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications or licensed patents and patent applications has been found, which could be used by a third-party to challenge their validity, or prevent a patent from issuing from a pending patent application.

To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents on Operon and our molecules in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Canada can be less extensive than those in the United States and Canada. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and Canada, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. Further, we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States and Canada, or from selling or importing products made using our inventions in and into the United States, Canada or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own platform or technologies and may also sell their products or services to territories where we have patent protection, but enforcement is not as strong as that in the United States and Canada. These platforms and technologies may compete with ours. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents. In many foreign countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, or that are initiated against us, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and Canada and foreign countries may affect our ability to obtain adequate protection for our technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage. The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

•we, or our current or future collaborators, might not have been the first to make the inventions covered by the issued patents and pending patent applications that we license or may own in the future;

•we, or our current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

•issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

•we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

•we cannot ensure that we will be able to further commercialize our technology on a substantial scale, if approved, before the relevant patents that we own or license expire;

•we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our technology;

•we may not develop additional proprietary technologies that are patentable;

•the patents or intellectual property rights of others may harm our business; and

•we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our information and our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed. We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our discovery and development engine, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such party, it could result in significant cost and distraction.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third-party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, some courts both within and outside the United States and Canada may be less willing, or unwilling, to protect trade secrets.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third-party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third-party, it could harm our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have employed and expect to employ individuals who were previously employed at universities or other companies. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential technologies and solutions, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position. The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our discovery and development engine. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we have and may in the future enter into agreements with owners of such third-party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered several trademarks. If we apply to register these trademarks in other countries, and/or other trademarks in the United States, Canada and other countries, our applications may not be allowed for registration in a timely fashion or at all; and further, our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. And, over the long-term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially adversely impacted.

We may be subject to claims challenging the inventorship of our patents and other intellectual property. We or our licensors may be subject to claims that former employees, partners or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our systems, including our software, workflows, consumables and reagent kits. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain partners or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be, involved in litigation and other proceedings related to intellectual property, which could be time-intensive and costly and may adversely affect our business, financial condition, results of operations and prospects. In recent years, there has been significant litigation in the United States and other jurisdictions involving intellectual property rights. We may in the future be involved with litigation or actions at the USPTO or the patent offices of other jurisdictions with various third parties that claim we or our partners using our solutions have misappropriated, misused or infringed other parties’ intellectual property rights. We expect that the number of such claims may increase as our business and the level of competition in our industry segments grow. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments, or result in potential or existing partners delaying purchases of our data packages or entering into engagements with us pending resolution of the dispute.

Our competitors and others may now and, in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part upon our ability to develop, manufacture, market and sell any products and services that we may develop and use without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties, or the invalidity of such patents or proprietary rights.

Our research, development and commercialization activities may in the future be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other patent challenges, both within and outside the United States and Canada, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Third parties may initiate legal proceedings against us or our licensor, and we or our licensor may initiate legal proceedings against third parties. The outcome of such proceedings would be uncertain and could have a material adverse effect on the success of our business. Numerous U.S., Canadian and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our discovery and development engine. As the biotechnology industry expands and more patents are issued, the risk increases that our technologies may be subject to claims of infringement of the patent rights of third parties.

Additionally, the risks of being involved in such litigation and proceedings may increase if our technology nears commercialization. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and one or more third parties may assert that our technologies infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. An unfavorable outcome in any such proceeding could require us to cease using the related technology or developing or commercializing our technology, or to attempt to license rights to it from the prevailing party, which may not be available on commercially reasonable terms, or at all.

Third parties may assert that we are employing their proprietary technology without authorization. We are also aware of issued U.S. patents and patent applications with subject matter related to Operon, and there may be other related third-party patents or patent applications of which we are not aware. It is possible that we are or may become aware of patents or pending patent applications that we think do not relate to our technology or that we believe are invalid or unenforceable, but that may nevertheless be interpreted to encompass our technology and to be valid and enforceable. Thus, we do not know with certainty that our technology, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third-party’s intellectual property.

In addition, we may receive in the future correspondence from third parties referring to the relevance of such third parties’ intellectual property to our technology. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future programs or technologies may infringe. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our discovery and development engine, or the systems, and workflows, that comprise our discovery and development engine, infringes these patents. As to pending third-party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our discovery and development engine, including our systems, workflows, consumables and reagent kits. Under the applicable law of certain jurisdictions, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our technologies. We may incorrectly determine that our technologies are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our technologies.

There can be no assurance that we will prevail in any suit initiated against us by third parties, successfully settle or otherwise resolve patent infringement claims. A court of competent jurisdiction could hold that third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability and the ability of our licensor to commercialize any technology we may develop and any other technologies covered by the asserted third-party patents. Third parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell data packages, and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors and other third parties gaining access to the same intellectual property. In addition, we could encounter delays and incur significant costs in service introductions while we attempt to develop alternative processes, technologies or services, or redesign our technologies or services, to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses or to develop a workaround could prevent us from commercializing products or services, and the prohibition of sale or the threat of the prohibition of sale of any of our data packages could materially affect our business and our ability to gain market acceptance for our technologies. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

In addition, our agreements with some of our partners, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations and prospects.

Any uncertainties resulting from the initiation and continuation of any litigation or administrative proceeding could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We allocate our resources to pursue a particular development candidate or indication and, as a result, may fail to capitalize on other development candidates or indications that may be more profitable or for which there is a greater likelihood of success. We allocate our resources on certain research programs and development candidates. As a result, we may forgo or delay pursuit of opportunities with other development candidates or for our current development candidates in other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable and profitable market opportunities. Our spend on current and future research and development programs and development candidates for specific indications may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target market for a particular development candidate, we may relinquish valuable rights to that candidate through collaboration, licensing or other commercialization opportunities.

We intend to engage in joint venture research or commercialization efforts with universities, including the University of West Virginia and other publicly funded universities. Some intellectual property related to such ventures may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers. Any intellectual property rights of our partners may have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in that technology pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act, and implementing regulations. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government would, in such circumstance, have the right to require us or our licensors to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third-party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if we, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. These time limits have recently been changed by regulation, and may change in the future. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. To date, we have no knowledge of any intellectual property which may be subject to government funding or “march-in” rights. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may, in such circumstances, limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

We may not be able to access the capital and credit markets on terms that are favorable to us, or at all. The capital and credit markets have recently experienced, and will likely continue to experience, extreme volatility and disruption which may lead to uncertainty and liquidity issues for both borrowers and investors. We may access the capital markets from time to time to supplement our existing funds and cash generated from operations in satisfying our needs for working capital; capital expenditure and debt service requirements. In the event of adverse capital and credit market conditions, we may not be able to obtain capital market financing on similar favorable terms, or at all, which could have a material adverse effect on our business and results of operations. The same factors could impact the ability of our customers to purchase our products.

We may enter into joint ventures for the exploitation of our technology. We may license one or more assets in our intellectual portfolio to third parties, or to joint venture companies owned by us together with third parties. This licensing can permit us to concentrate our limited financial resources on our core business, while giving us a potential royalty income stream. We may face the risk that these third parties may not perform as well as we could have, and that if successful, we will obtain less revenue in the short term, we believe, than if we were not to enter into such agreements.

We have no intention to pay dividends on our securities. A return on investment may be limited to the value of the Common Stock. We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Common Stock (and our Series A Convertible Preferred Stock, which is entitled to dividends with Common Stock on an “as converted” basis) will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board. If we do not pay dividends, our Common Stock may be less valuable because shareholders’ return on investment would only occur if the Company’s stock price appreciates.

Our Operon™ AI platform is subject to Cyber Security Risks. The AI software included in Operon™ is subject to security risks (cyber security) and the potential loss of confidential customer data. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. Cyberattacks could include industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, including ransomware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial, or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. If we were to experience an attempted or successful cybersecurity attack of our information systems or data, the costs associated with the investigation, remediation and potential notification of the attack to counterparties, data subjects, regulators or others, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants, could be material. Failure to report any such material cybersecurity incidents in a timely manner may result in adverse impacts to our reputation. In addition, following any such attack, our remediation efforts may not be successful. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state, federal and international law and may cause a material adverse impact to our reputation and potentially disrupt our business.

We depend on information technology and a failure of, or significant disruption to, those systems could have a material adverse effect on our business. We rely on sophisticated software applications and complex information technology systems (including cloud services) to operate our business, which are inherently vulnerable to malicious intrusion, random attack, loss of data privacy, disruption, degradation or breakdown. Certain of these applications and systems are managed, hosted, provided or used by third parties. Data privacy or security breaches of our internal systems or those of our information technology vendors may in the future result in the failure of critical business operations. Such breaches may cause sensitive data, including intellectual property, trade secrets or personal information belonging to us or business partners, to be exposed to unauthorized persons or to the public. To date, neither our business nor operations have been materially impacted by such incidents, however, the healthcare industry remains a target of cyber-attacks. Cybersecurity attacks and incidents are increasing in their frequency, sophistication and intensity and, due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. Our investments in the protection of our data and information technology and our efforts to monitor our systems on an ongoing basis may be insufficient to prevent compromises in our information technology systems that could have a material adverse effect on our business. Such adverse consequences could include loss of revenue or the loss of critical or sensitive information from our third-party providers’ databases or information technology systems and could also result in legal, financial, reputational or business harm to us and potentially substantial remediation costs. In addition, our cyber insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems or those of our third-party vendors.

Risks of expansion of our business arise due to our limited operating history.  Historically we have had a limited number of employees and consultants.  As we have obtained customers, we have been required to establish a corporate infrastructure, and management has limited experience in managing an enterprise. We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel, client and account services personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. In particular, the growth of our business is dependent on the ability of our technical staff to continue to develop and improve our drug discovery AI and to timely provide drug derisking and analysis services to our customers. Because of the specialized nature of our proprietary technology, each new technical employee requires significant training, and the expansion of our business might lead to delays in developing and deploying new products. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. We also face significant competition for new technical staff from other companies in the artificial intelligence industry, which we believe will enjoy continued expansion in the near future. These factors could adversely impact our growth and profitability in the future.

In addition, our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. If we are unable to manage our growth properly, we may experience future deficiencies in our internal controls, which we may not successfully remediate on a timely basis or at all. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial results.

Our future success depends on our ability to market our AI-based drug development and derisking technology to the pharmaceutical and other industries. If we are unable to effectively market our drug discovery and derisking platform, we will be unable to grow and expand our business or implement our business strategy, which could materially impair our ability to obtain sales and revenue.

We are highly dependent upon our senior management and other members of our management team as well as our senior scientists, engineers and salespeople. Our success depends on the skills, experience and performance of key members of our senior management team, scientists, engineers, salespeople and our other employees. The individual and collective efforts of our employees will be important as we continue to expand our commercial activities. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and engineers. We may not be able to attract or retain qualified scientists and engineers in the future due to the competition for qualified personnel among life science businesses. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and engineering personnel. We may have difficulties locating, recruiting or retaining qualified salespeople and other employees. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. A key risk in this area, for example, is that all of our employees are at-will, which means that either we or the employee may terminate their employment at any time, which could negatively affect our financial condition, results of operations, cash flow and trading price of our Common Stock.

Our West Virginia business operations involve a significant expansion of our operations. We opened a research facility near West Virginia University in 2023. We have received initial funding of $3 million from the West Virginia Jobs and Investment Trust and a commitment for up to $2 million in additional investment in this subsidiary, provided that we hire ten full time employees for each additional $1 million in funding. We have achieved the first 10 employee milestone and received the additional $1 million in funding in the first half of 2025. This business expansion is requiring us to devote significant financial and managerial resources and there can be no assurance that we will obtain the level of hoped-for results.

The failure of our customers or partners to meet their contractual obligations to us could adversely affect our business. Our reliance on our customers or partners poses a number of additional risks, including the risk that they may not perform their contractual obligations to us to our standards, in compliance with applicable legal or contractual requirements, in a timely manner or at all; they may not maintain the confidentiality of our proprietary information; and disagreements or disputes could arise that could cause delays in, or termination of, the research, development or commercialization of products using our technology or result in litigation or arbitration.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities. We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include general liability, property, umbrella and directors’ and officers’ insurance. Any additional insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful liability claim, or series of claims, in which judgments exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects, including preventing or limiting the use of our discovery and development engine to discover antibodies. Changes in the insurance industry may affect our ability to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage, seek alternative insurance options or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects

The ability of shareholders to control our policies and effect a change of control of GATC Health is limited by certain provisions of our Articles of Incorporation and bylaws and by Wyoming law. There are provisions in our Articles of Incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our shareholders might consider the proposal to be in their best interests. These provisions include the following:

Our Articles of Incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock with such rights, preferences and privileges as determined by the board, and therefore to authorize us to issue such shares of stock. We believe these Articles of Incorporation provisions will provide us with increased flexibility in structuring possible future financings. The additional classes or series will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our Company that might involve a premium price for holders of our Common Stock or that our Common Shareholders otherwise believe to be in their best interests.

Our Articles of Incorporation provide for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into forty shares of Common Stock and entitles the holder to 400 votes per share. Certain of our shareholders have accepted an offer to exchange shares of their Common Stock for Series A Convertible Preferred Stock thereby giving these 6 shareholders and others who are a party to a Voting Trust Agreement voting control (75.59%) of the Company.

The Articles of Incorporation provide for a classified Board of Directors, with each director serving a three-year term and with the terms of service for each director staggered, so that only one-third of our directors may be subject to re-election every year.

In addition to the above provisions, certain provisions of the Wyoming Management Stability Act may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our shareholders, including:

•“business combination” provisions that, until our Common Stock is listed on NASDAQ or a national securities exchange, or we have more than 1,000 shareholders of record, or we have assets of more than $10 million as of the end of our last fiscal year, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 15% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the three-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes special appraisal rights and special shareholder voting requirements (approval by two-thirds of shares not owned by the interested shareholder); and

•“control share” provisions that provide that holders of “control shares” of our Company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our shareholders by the affirmative vote of at least a majority of all the votes entitled to be cast on the matter, excluding all interested shares.

Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our Common Shareholders with the opportunity to realize a premium over the then current fair value. Each item discussed above may delay, deter or prevent a change in control of our Company, even if a proposed transaction is at a premium over the then-current fair value for our Common Stock. Further, these provisions may apply in instances where some shareholders consider a transaction beneficial to them. As a result, our stock value may be negatively affected by these provisions.

Our Board of Directors may change our policies without shareholder approval.  Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or those committees or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, and, while not intending to do so, may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our rights and the rights of our shareholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.  Wyoming law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our shareholders. Our Articles of Incorporation limit the liability of our directors and officers to us and our shareholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services; or a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated. In addition, our Articles of Incorporation will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Wyoming law. Our Articles of Incorporation and bylaws also authorize us to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by Wyoming law. As a result, we and our shareholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our Company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our Board of Directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

We have in the past and may in the future enter into licensing arrangements, and we may not realize the benefits of such licensing arrangements. We have in the past and may in the future enter into licensing arrangements with third parties. It is possible that we may not achieve financial or strategic benefits that justify a specific license, or we may otherwise not realize the benefits of such licensing arrangement. Further, licensing arrangements impose various diligence, milestone and royalty payment and other obligations on us. If we fail to comply with our obligations under any current or future licenses, our licensors may have the right to terminate these license agreements, which could harm our business prospects, financial condition and results of operations. Additionally, counterparties to our license agreements have in the past alleged and may in the future allege that we have breached a license agreement, which can result in litigation or other disputes that can divert management’s attention away from our business and require us to expend resources, as well as potentially having to negotiate new or reinstated licenses with less favorable terms. Any such situation could adversely affect our business, financial condition, and results of operations.

Our business could be adversely impacted if there are further deficiencies in our disclosure controls and procedures or internal control over financial reporting.  The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time. We received notification from our auditors with respect to the existence of certain material weaknesses in internal control in connection with our 2024 audit.

Our Consolidated Financial Statements include a Going Concern Opinion. Our consolidated financial statements were prepared on a “going concern” basis.  Certain matters, as described in the accompanying financial statements, indicate there is substantial doubt about our ability to continue as a going concern, primarily due to our lack of significant revenues, recurring operating losses, and limited liquidity.  There can be no assurance that we will achieve our goals and reach profitable operations and we are still dependent upon our ability to obtain sufficient debt and/or equity capital and/or to generate positive cash flow from operations.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition, and stock price. From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that future deterioration in credit and financial markets and confidence in economic conditions will not occur. Our operations are based in the United States, and other nations may impose tariffs on our products or services in retaliation for tariffs imposed by the United States.  Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine, terrorism or other geopolitical events such as the conflict in Israel and the Gaza Strip and additional escalating conflicts in the Middle East, and the related impact on our business and the markets generally. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business. Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of our securities and the financial condition of our investors or prospective investors, resulting in reduced demand for the securities of GATC Health generally. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees, who cannot perform their responsibilities from home, are not able to report to work.

Risks related to our securities

There has been no public market for our Preferred or Common Stock and an active trading market for our Common Stock may not develop.  There has not been any public market for our Common or Preferred Stock, and an active trading market may not develop or be sustained. We currently have no plans to list our securities on any trading market.  Our Shares may not be able to be resold at or above the acquisition price. Our Shares and the underlying Common Stock may never trade, or may trade below the acquisition price. The market value of our Shares or Common Stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Shares or Common Stock, the extent of institutional investor interest in us, the general reputation of companies in the pharmaceutical industry and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Common Stock include:

•actual or anticipated variations in our quarterly operating results or dividends;

• changes in our funds from operations or income estimates;

• publication of research reports about us or the medical cannabis estate industry;

• changes in market valuations of similar companies;

• adverse market reaction to any additional debt we incur in the future;

• additions or departures of key management personnel;

•actions by institutional shareholders;

•speculation in the press or investment community;

•the realization of any of the other risk factors presented in this Form 1-K;

•the extent of investor interest in our securities;

•investor confidence in the stock and bond markets, generally;

•changes in tax laws;

• future equity issuances;

• failure to meet income estimates; and

•general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their Common Stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our Common Stock.

Future issuances of debt securities and equity securities may negatively affect the fair value of shares of our Common Stock and, in the case of equity securities, may be dilutive to existing stockholders.  In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common units and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before Common Stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional Common Stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), warrants or options, will dilute the holdings of our existing Common Stockholders and such issuances or the perception of such issuances may reduce the fair value of shares of our Common Stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to Common Stockholders.

Corporate Summary

GATC Health® Corp (“we”, “us,” “GATC Health” or “the Company”) is revolutionizing the pharmaceutical industry through our AI-based drug discovery and development technology. In addition to leveraging simulated human systems biology to create novel therapeutics that are safer and more effective, our platform can predict, with a high degree of accuracy, the likelihood of a proposed therapeutics’ success in FDA clinical trials, and can provide recommendations for the clinical trials that will increase the likelihood of success of the therapeutic.  We can reduce the cost and time of completing clinical trials, and, by providing a scientifically validated method for forecasting the probability of success of any trial, can facilitate funding efforts for such trials. Our lead asset, an opioid use disorder drug, has successfully completed animal studies and we expect to begin phase 1 clinical trials for this molecule within the next 12 months. We have also entered into an agreement with an underwriting syndicate affiliated with Lloyd’s of London to evaluate the risks of clinical trial failure of biopharmaceutical assets.

We market this service under the trademark Derisq™ and our derisq.ai website launched in November 2025. Most of our analytical clients have agreed to collaborate with us on the development of additional drug assets, in which we expect to typically own a percentage interest in any novel pharmaceuticals as well as receive service revenues, without any cash investment on our part. In July 2025, we entered into a collaboration agreement with Answer ALS, the leading foundation advancing research into ALS, pursuant to which we are not only earning service revenue, but also will own any therapeutics developed from the data provided by this collaboration subject to a royalty back to Answer ALS.

We were incorporated in Wyoming on May 16, 2020. We operate a research and development facility in Morgantown, West Virginia through our wholly-owned subsidiary GATC West Virginia, Inc. Our subsidiary GATC Canada, Inc. was formed to pursue Canadian-specific opportunities, including government sponsored grants.  AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp, is not a subsidiary of the Company but for the years ended December 31, 2024 and 2023 was considered to be a variable interest entity, or VIE, and its financial statements for those years were consolidated with those of the Company.  In 2024, we organized nine Delaware subsidiaries to function as joint venture vehicles for the development of various therapeutics, and are negotiating with various entities to manage and fund these joint ventures. Currently, there is no activity in these nine Delaware subsidiaries.

We utilize our advanced AI platform, Operon™ (Operon), to discover, develop and enhance therapeutics through increased accuracy and efficiency in target discovery, drug discovery and asset risk reduction. Operon analyzes individual human genomes, transcriptomes, proteomes and other biological markers (‘omics”) and other health data. The AI, neural network and deep machine learning components that comprise Operon, gives us the unique ability to better understand the complex human biochemistry for the purposes of diagnostic biomarker discovery, drug compound discovery, clinical de-risking of drug compounds and other development services for our channel partners. We believe that our unique approach permits us to traverse these processes in a matter of months, as opposed to years, and for dramatically less cost than other methodologies. We are continuously upgrading and enhancing Operon’s accuracy and performance.

Although we do not intend at this time to enter the pharmaceutical development business, we have and will continue to engage in limited development of our novel pharmaceutical compounds in order to validate our technology.  To date, we have discovered compounds to support numerous drug candidates, including nine of which we are actively developing for the treatment of opioid addiction, substance use disorder, PTSD, cognitive decline/Alzheimer’s, depression/anxiety, glioblastoma, diabetes/obesity, lupus and Parkinson’s. The fentanyl addiction compound had positive results in an animal study conducted by the University of California, Irvine and is slated to commence phase I clinical trials in 2026. We intend to license our drug discoveries to existing pharmaceutical companies or to joint ventures for their commercialization.

The foundations of Operon were developed by Frélii, Inc. (“Frélii”), a related party controlled by Ian Jenkins, the Company’s Chief Science Officer and Jayson Uffens, the Company’s Chairman and Chief Technology Officer, pursuant to a License Agreement dated July 7, 2019, the technology underlying Operon was assigned to AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp (“AI Naturals”), a company under common control with our management.  Pursuant to an Intellectual Property Asset Purchase Agreement, AI Naturals transferred these intellectual property rights to us on July 24, 2020, in exchange for 2,000,000 shares of the Company’s Common Stock and a license back to AI Naturals for the rights to use Operon in cannabis-related genomic analysis with a royalty of 80% of net revenues. We amended this agreement in April 2022 to clarify that AI Naturals retains the rights to Schedule 1 controlled substances, but not synthetic versions of such pharmaceuticals. The license agreement was cancelled in 2025 as of May 2023 and unpaid license fees in the amount of $12,500 were forgiven.  In connection with the original 2020 agreement with AI Naturals, on July 24, 2020, Frélii transferred the patent rights for Operon to us pursuant to an Assignment agreement.  Under these agreements, we are required to pay Frélii a 3% royalty on gross revenues related to the technology.

We are not actively developing our legacy genomic analysis and wellness recommendation business at this time and may dispose of this business in the near future, in order to concentrate on our core business.

Interpreting the Human Code

The human code is a large array of patterns seen across all of the dynamic reactions in the human body. This code starts from our most condensed instruction set in the nucleus of every human cell. The instruction set for all living cells is encoded in deoxyribonucleic acid, or DNA. The complete set of DNA for any organism is referred to as its genome. DNA contains small regions called genes, which comprise a string of nucleotide bases labeled A, C, G, and T, representing adenine, cytosine, guanine, and thymine, respectively. These nucleotide bases occur in a precise order known as the DNA sequence. When a gene is “expressed,” a copy of a portion of its DNA sequence called messenger RNA (mRNA) is used as a template to direct the synthesis of a particular protein. Proteins, in turn, direct cellular function. Variations among organisms are due, in large part, to differences in their DNA sequences. Changes can result from insertions, deletions, inversions, translocations, or duplications of nucleotide bases. These changes may result in certain genes becoming overexpressed (excessive protein production), under-expressed (reduced protein production), or silenced altogether, sometimes triggering changes in cellular function. Each human body is also host to about 100 trillion bacteria and viruses, which also impact genetic expression. The most common form of variation in humans is called a single nucleotide polymorphism (SNP), which is a base change in a single position in a DNA sequence. Another type of variation, copy number variations (CNVs), occur when there are fewer or more copies of certain genes, segments of a gene, or stretches of DNA. Environmental influences, such as a person’s diet and exposure to pollutants, can modify the expression of DNA (known as epigenetics), without changing it. Epigenetic modifications can be maintained from cell to cell as cells divide and, in some cases, can be inherited.

The current state of genetics knowledge generally does not allow scientists, with rare exceptions such as Down’s Syndrome (and a few competitors which have located genetic markers for certain cancers) to directly interpret DNA for the specific individual’s predisposition to disease or other physical characteristics.  Nearly all commercially available genetic testing utilizes a polymerase chain reaction (PCR) and micro-array technology from buccal (mouth) swab kits, which is used to estimate the individual’s genome. The typical commercial analysis employed by most of our competitors’ analyses from 400,000 to 650,000 genetic “markers” and attempts to estimate those portions of the genome which have been determined, with varying levels of confidence, to have significance. The more accurate method of obtaining DNA and in many cases the epigenetic data which is employed by GATC Health is called Next Generation Sequencing (NGS). Sequencing is the process of determining the nucleic acid sequence—the order of nucleotides in DNA, RNA, or proteins.  Sequencing is followed by “alignment,” which is a way of arranging the sequences of DNA, RNA, or protein to identify regions of similarity that may be a consequence of functional, structural, or evolutionary relationships between the sequences. Using the proprietary algorithms and artificial intelligence (AI) comprising Multiomics Advanced Technology™, we are able to align and analyze all of the 6.4 billion nucleotides in the human genome—up to 8,000 times more than the typical genetic test-in minutes, not hours or days of computing time.  This makes a more robust and accurate analytical method commercially viable and paves the way for mass adoption of a better form of testing.

Because human chromosomes exist in pairs that are almost identical, it is commonly understood that only 3.2 billion nucleotide pairs (the haploid genome) need to be sequenced to gain complete information concerning a representative human genome. However, since Operon is capable of a complete analysis of the entire genome including broad patterns of expression, we align and analyze all 6.4 billion data points for maximum accuracy. Operon can analyze 400 trillion genetic data points in about seven minutes and currently can provide detailed individual risk predictions for 32 disease categories.

Operon is not limited to analysis of the human genome or relegated to the lens of genetic expression. It is also capable of analyzing the individual’s multiomic data from multiple data types and vantage points.  Multiomics is part of a revolution in science and medicine birthed by groundbreaking scientific advancements over the past 20 years in the development of equipment capable of more robust molecular detection.  Multiomics consists in analyzing not only the human genome, but other biological data sets, or “omics,” including transcriptomics, epigenomics, proteomics (proteins), metabolomics (metabolites) and even viromes (virus interaction inside of the body). The GATC platform enables our drug development partners to integrate different molecular data sets in a standardized and meaningful way. This multi-layered approach to biology is adding essential context and directed molecular reaction data to phenotypes and interventions which power innovation in treatment and drug discovery.  Ultimately these robust computational strategies and machine learning capabilities are illuminating new biomarkers and drug targets to advance precision medicine making these therapies safer, faster and more effective.

Industry Overview and GATC Health’s Vision

Since 2021, we have expanded our AI-assisted genomic and multiomic technology to include drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds. We believe that this segment of our business has the potential to revolutionize the drug development industry. The average R&D cost for development of a new drug is $2.6 billion, according to the Pharmaceutical Researchers and Manufacturers of America, with a range from about $161 million to $4.54 billion. Only about 10% of drug candidates are eventually approved for human use, and the average time from discovery to approval is about 10 years. As a result, the industry has begun to employ AI to narrow down the field of potential molecules. To our knowledge, existing technologies are able to identify a field of about 1,000 potential molecules for evaluation, and then require about three years to refine that pool down to a few candidates. With our AI technology, we were able to identify a drug for the treatment of addictive behaviors within three months. In effect, we believe that our proprietary AI technology can reduce total drug discovery time by 20% or more. GATC’s AI platform can also assist in repurposing existing drugs for other conditions.

The employment of AI has enabled some market participants to significantly reduce the time and cost of initial molecule screening, which is the first step in the drug development process. By 2021, every major pharmaceutical company had begun to employ AI, mostly through collaboration with a small group of companies in the AI analytics business such as GATC Health.

Our Business

GATC Health believes that Operon™ positions us as the global leader in AI-assisted drug discovery and development, as well in the development of predictive models for drug candidate outcomes, providing insight into personal health and wellness by looking beyond the genome.

AI-assisted drug development involves five discrete phases.  First, using our proprietary AI, we narrow down the range of potentially effective molecules from the hundreds of thousands to a very small number of curated compounds, usually less than 10, in a matter of weeks or months, and choose the candidate or candidates with the highest probability of efficacy. We then must duplicate that molecule in silico, that is, via computer modeling, and then determine the most efficient means for synthesis of that molecule, followed by in vitro testing to verify effectiveness, and finally animal studies and subsequent human clinical trials to demonstrate safety and further validate effectiveness. Our initial drug development project involves the discovery and future development of a drug compound for the treatment of addiction, including opioid use disorder, PTSD and other neurodegenerative diseases. We have filed numerous provisional patent applications covering these potential drug candidates for several applications. Our GATC-021 compound was shown in an animal study performed at the Fowler Lab for Neurobiology of Addiction at the University of California, Irvine to substantially reduce fentanyl intake in both male and female rats, with no adverse effects noted in brain or liver tissue.  Our preliminary research indicates that GATC-021 rewires the addicted brain to a non-addicted status, with the potential to cure fentanyl and other opioid addictions.

In-vitro testing is also underway for our cocaine addiction asset, with treatments for PTSD, depression/anxiety, cognitive decline and glioblastoma treatments soon to follow.  We are currently seeking an established pharmaceutical company to partner with us for human clinical trials with the fentanyl asset. As with any potential new drug, the costs and time required, and eventual success, cannot be predicted. We might license the molecule to a larger pharmaceutical company during or upon the conclusion of animal testing.

A study performed by a pharmaceutical science lab at the University of California, Irvine based on an analysis of over 4,600 molecules recently demonstrated that Operon Advanced Technology successfully predicted the positive human outcome for safety and efficacy of a drug compound with a 91% accuracy rate, which is approximately eleven times better than the current industry lead optimization success rates, and a true negative rate of 88%. This third-party study confirmed our own internal analysis based on over 14,000 compounds with known outcomes across hundreds of disease states.  Additionally, Operon can be employed for additional optimization screening. (We note that in accordance with University of California policies, our reference to the results of this UCI study do not constitute an endorsement of our technology by the University of California system). In June 2024, the American Journal of Biomedical Sciences & Research published a paper entitled “AI Based Predictions of Molecular Target Activity from Blind Chemical Structures,” co-authored by our scientific team and others. The paper discusses the results of a blind challenge that demonstrated GATC Health’s AI platform’s ability to accurately predict protein-small molecule interactions, establishing a standardized benchmark against which all other AI platforms can be compared.

On May 3, 2024, we entered into an Agreement for the Provision of Molecular Activation Analysis Reporting Service with Medical and Commercial International Limited, an international insurance underwriter (MCI) pursuant to which we would utilize Operon to evaluate the risks of clinical trial failure of biopharmaceutical assets in connection with the underwriting of such risks by Lloyd’s of London. Under this Agreement, MCI committed to a minimum annual number of reports at an agreed-upon fee schedule. Although we have not yet received any revenues under the MCI contract, it validated the value of our analytical processes, and has led to a number of referrals which led to service contracts with small pharmaceutical companies.

Most of our customers to which we provide analytic services have also agreed to collaborate with us on the discovery, development and derisking of new pharmaceuticals. The collaboration agreements typically provide additional service revenue to us as well as a percentage interest in the new or repurposed molecules. In October 2024, we entered into a Services Agreement with A28 Therapeutics, Inc., a company affiliated with a member of our Board of Advisors, utilizing Operon with respect to derisking of one of that company’s molecules. In March 2025, we entered into a strategic alliance with Lisata Therapeutics pursuant to which we will utilize our Operon platform to identify and derisk new AI-predicted combination therapies, including with certepetide.  Since then, we have entered into several similar service agreements with other pharmaceutical companies and in July 2025 entered into a collaboration with Answer ALS, the leading foundation seeking a cure for ALS (colloquially known as Lou Gehrig’s disease). Another joint venture arrangement has commenced to receive funding for an anti-inflammatory drug discovered by us. We are currently negotiating licensing agreements with respect to the licensing of our own drug assets to joint venture vehicles, or special purpose vehicles, to be jointly owned by us and third parties. This is a rapidly growing and advancing aspect of our business.

We have filed a patent application for a new prodrug designed to safely cross the blood-brain barrier (BBB) for cancer treatment. Prodrugs are biologically inactive compounds which are metabolized in the body to produce a drug. Examples include aspirin, Plavix, and Prednisone. GATC Health’s unique new prodrug is designed to stimulate programed cell death in malignant cancer tissues and may serve as an effective therapeutic against glioblastoma brain tumors. This novel mechanism of treatment has not been possible previously due to the difficulty of delivering and specifying the drug target interactions and has potential for an enhanced safety profile and improved selectivity. Additionally, this new prodrug format may considerably reduce the collateral damage caused by previous iterations of chemical agents used to treat cancers. We expect this format to lead to additional breakthroughs in novel cancer therapeutics.

Currently, we plan to continue identifying additional biomarkers leading to the discovery of other drug compounds, but we expect that we will primarily not create drug compounds for our own development, but rather on a contract basis to larger, more established companies in the industry.  We may charge a flat fee for our services, a royalty or combination of fee and royalty participation. We expect to develop up to ten additional drug molecules during the next 12 months.

We recently filed a patent application for a lateral flow assay to determine propensity to opioid addiction. It is estimated that 8 to 20% of individuals have a propensity to abuse opioids, which are commonly prescribed for chronic pain or in connection with surgical procedures. If a patient is deemed to have a propensity for abuse, the treating physician can then implement a monitoring/dispensing system.

We acquired data and formulations related to potential diagnostics and therapies for diabetes in May 2024 from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for cash and up to 1,250,000 options to purchase our common stock at $5.00 per share, and a royalty for any diagnostics or therapeutics developed from such intellectual property. 500,000 options were issued in May 2024 and the remaining options may be issued under milestones for assay services, development of therapeutics using our technology, and submissions of therapeutics for FDA approval. According to the American Diabetes Association, as of 2021, 38.4 million Americans, or 11.6% of the population, had diabetes, including 2 million with Type 1 diabetes. The International Diabetes Federation states that 537 million adults worldwide suffered from diabetes.  Diabetes is the eighth largest cause of death in the United States. There is no cure for diabetes.

We have filed a significant number of patents for additional drug discoveries and will continue to expand our patent estates.

Our legacy predictive genetic analysis business has to date produced five customized genetic analysis Engines. The first is a health and wellness platform, which enables patients to maximize health and wellness by following their genetically specific diet, exercise and lifestyle prescriptions. Through AI Naturals, which is has some management and shareholders in common with us, we have developed an Engine to assist medical professionals in prescribing the appropriate cannabis-based medications. Most recently, our Viral Immunity Platform™ (“VIP”) predicts susceptibility to COVID-19. VIP is readily customizable for other viral infections such as influenza. We have also developed an Engine for depressive/anxiety conditions and one for cardiovascular health conditions. Due to the much greater commercial potential of our drug development and derisking business, we are currently not devoting a significant portion of our resources to this legacy business, but we believe that predictive genetic analysis can have great benefit in disease prevention. However, development of this segment of our business is important for no other reason that it continues to provide genomic data to our drug development and derisking business, enhancing its accuracy.

Engines are developed for the early detection of specific diseases or conditions, or to guide medical professionals in the most efficacious use of a specific treatment per individual. It usually takes us three to four months to develop a marketable version of an Engine. Each Engine utilizes proprietary algorithms to analyze test results from individual’s DNA and multiomic data, their medical histories and the Company’s extensive databases. The results of each Engine’s analyses are actionable reports regarding an individual’s risk of a certain disease or best application of a specific treatment. We earn fees by generating these reports and we also use results to continually train and improve our analytical algorithms.

We plan to generate revenue from Predictive Multiomics™ through the alignment and analysis of data provided through test kits collected by our licensees, using Operon’s proprietary algorithms. The total retail price for the data analysis may vary, but the fee for our analysis is generally about $70 for each individual.

We plan to sell personalized predictive health risk assessments generated by our Engines, which rely on Operon™ and Predictive Multiomics™, through channel partners, value added reseller and licensees. We may receive a flat fee, license fee and/or revenue-sharing basis, as negotiated.

Licensing and Service Agreements For Legacy Business

We have licensed our legacy genomic analysis to several parties, but these licenses have either been cancelled or are not otherwise expected to generate revenue in the near term. We do not currently devote significant resources to developing or licensing this technology

West Virginia Research and Development and University Accelerator Program

We obtained a $2 million investment in GATC West Virginia, Inc. in February 2024 from the West Virginia Jobs and Investment Trust (“WVJIT”) to assist in funding an AI-based R&D facility in Morgantown, West Virginia, where West Virginia University is based. The investment agreement provides for three additional $1 million investments that will be made by WVJIT for each 10 new full-time employees hired in West Virginia during 2024 and 2025. The first such $1 million additional investment was made in the first half of 2025.  In connection with this transaction, we transferred all of our intellectual property rights related to our PTSD therapeutic treatment to GATC West Virgina, as well as 1 million shares of our Common Stock. These shares will be available to WVJIT for conversion of its investment into such shares at a price of $5.00 per share.

As the surrounding Appalachian region has one of the highest incidences of Opioid Use Disorder and PTSD per capita in the nation, we intend to initially focus this subsidiary’s efforts to the development of these two therapeutics. Our West Virginia operations are currently focused on development of cost-effective synthesis of our drug assets, chemical analysis and synthesis.

Proximity to West Virginia University has resulted in collaboration with its research faculty, and in connection with that collaboration, we have developed our University Accelerator Program. This program is being rolled out with several publicly funded universities in other states, and aims to assist the universities to evaluate, develop and commercialize potential drug assets in the universities’ intellectual property portfolios.

Marketing

We plan to market our drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds directly to pharmaceutical companies. We believe that our marketing efforts will be greatly facilitated as we validate our technology through the planned pre-clinical trials of our patent-pending addiction molecule.

We plan to develop specific, targeted Engines for additional medical conditions in collaboration with medical practitioners and academics. The production and shipping of test kits and the initial sequencing of test kits is performed by a third-party laboratory under contract with our licensees.  The arrangement of test kits and initial sequencing will be the responsibility of our customers; our predictive genomic analysis business is based solely on Engine development on a contract basis and service or license fees.

Liquid Biosciences Agreement

In December, 2020, the Company’s Board of Directors approved the officers of the Company to enter into a Joint Venture Agreement with Liquid Biosciences, Inc. (“Liquid Biosciences”) to (i) identify mutually agreeable market opportunities associated with one or more specific diseases, and (ii) to agree on commercial exploitation of that market opportunity.  Negotiations did not result in a joint venture. However, in July 2023, the Company entered into a license agreement with Liquid Biosciences with respect to any biomarkers supplied to us, providing for a 10% revenue sharing from net sales based on such biomarker (30% for any biomarker related to addiction), and for an advance royalty of $100,000 to Liquid Biosciences. No royalty payment has become due under the license agreement. Liquid Biosciences has identified several biomarkers related to specific diseases and it is discussing potential joint ventures with the Company at this time. One of those biomarkers is the subject of our recent addiction patent application.

Competition

Our AI-based drug discovery technology faces competition from a number of companies, including the largest pharmaceutical enterprises in the world in partnership with technology companies. The largest competitors include Recursion Pharmaceuticals, Relay Therapeutics, Benevolent AI, Exscientia, Atomwise, Valo Health, Insilico

Medicine, Cyto Reason, Insitro, and Schrödinger, We believe that we can compete effectively because our broad focus on multiomics effectively replicates complex human biological systems; our extensive expertise with the human genome assists us with biomarker discovery; our advanced AI technology, which is based not only on the traditional machine learning employed by a majority of our competitors but also Deep Learning (which is better adapted to data analysis) and Bayesian networks (utilizing probability analysis); and other proprietary methodologies that result in the identification of non-obvious targets.

Most of our competitors in the AI-assisted drug discovery and development businesses, are better established and better capitalized than we are. We may not have sufficient management and financial resources to compete with all or even most of competitors, and if appropriate, we may license our technology to them to increase market penetration in a short period of time. We may not be able to compete with all or even a substantial percentage of competing technologies and product offerings in the industry.

Employees

We have 36 full-time employees, including our full-time officers, and no part-time employees. We expect to hire additional individuals for our research and development activities during the next 12 months, and also outsource discrete development projects and maintenance assignments to third parties on a contractual basis.

Intellectual Property

We own intellectual property, including patent applications and trade secrets licensed from Frélii, Inc. and AI Naturals on July 24, 2020.

We have filed numerous patent applications as well as additional provisional patent applications. Under law, the filing of a provisional patent application, while not examined by the USPTO, preserves the filing date therein provided that a more complete, non-provisional patent application is filed within twelve months.

We are continually developing its intellectual property estate and expect to file additional patent applications in the near future.

We own the registered trademark GATC Health®, serial number 97365569, the GATC Health logo, serial number 97365548, GATC® serial number 97365586, and Multiomics Advanced Technology® serial number 90731205. We have also applied for Federal trademarks on biobrief™, application number 99325151, Derisq™, application 99325158, and Confidence Before Commitment™, application 99484781 for use with our analytic reports, and on Operon™, the rebranding of Multiomics Advanced Technology, application number 99478243.

Regulation

Our AI-assisted drug discovery business is not currently subject to any regulation. While our proprietary drug assets will be subject to FDA approval prior to commercialization, we do not intend to directly develop any of our assets, but only to assign those assets to joint ventures in which we will not have an active management role.

The FDA Modernization Act 2.0 permits the use of computer models (such as Operon) in lieu of the animal trials previously required prior to engaging in human trials. The FDA has not issued regulations implementing this legislation, and we are monitoring the regulatory process. In April 2025, the FDA announced that its animal testing requirement will be reduced, refined, or potentially replaced using a range of approaches, including AI-based computational models of toxicity and cell lines and organoid toxicity testing in a laboratory setting (so-called New Approach Methodologies or NAMs data). Implementation of the regimen will begin immediately for investigational new drug (IND) applications, where inclusion of NAMs data is encouraged. We believe that our Operon platform satisfies the FDA’s NAMS’s requirements and, being the only AI-assisted platform generated without animal testing data, is more accurate than animal testing.  GATC Health is uniquely positioned to take the lead in providing NAMs for INDs.

The genetic testing field is relatively new, and subject to only limited regulation.

Litigation

We have not been a party to any litigation.

Property

Until August 1, 2021, we subleased 2,497 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with some members of management and also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants as part of their agreements. The total monthly payments to ONIT for the sublease and the health insurance was $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate we would be required to pay to an unrelated party for a similar subleasing arrangement. Effective August 1, 2021, we entered into a twenty-six month lease for the same premises directly with the owner of the building for $7,866 per month increasing to $8,340 per month over the lease term, plus common area charges. On April 5, 2022, we added an additional 3,462 square feet of contiguous office space for $3.15 per square foot per month increasing to $3.34 per square foot month over the lease term, and extended the leases until April 14, 2024.  We have since extended the lease until June 14, 2026 at a rate of $3.10 per square foot for month, increasing to $3.29 per square foot over the term.

In July 2021, we commenced renting 150 square feet of office space in the same building, discussed in the preceding paragraph, for $1,300 per month from an unaffiliated party. On May 1, 2024, we also rented a limited amount of office space on a one-year lease ending on April 30, 2026, as extended on May 1, 2025, in Draper, Utah at the rate of $2,040 per month for use of our Utah-based technology and sales staff.

In March, 2023, our GATC West Virginia, Inc. subsidiary rented an initial 6,813 square feet of office and laboratory space for three years (renewable for additional three-year terms), monthly base rent of $13,835 plus taxes and maintenance, from the West Virginia Innovation Corporation, and we anticipate increasing the leased area as initial staffing increases. We commenced renting a nominal amount of office space in Washington, DC in June 2022 for $500 per month for governmental liaison efforts.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future we may be required to lease a limited amount of additional office space in the future for technical and scientific personnel.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the consolidated financial statements and financial condition of GATC Health Corp and results of its operations together with its financial statements and related notes appearing in Item 7 of this Form 1-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Form 1-K.

Corporate Background

We were incorporated on May 16, 2020 and are engaged in the business of utilizing advanced, proprietary artificial intelligence for drug discovery and improved disease detection. Our AI platform analyzes human DNA and multiomics data to create valuable intellectual property and to provide products and services for our customers that are faster, more cost effective and accurate than our competitors.  We have twelve wholly owned subsidiaries. We were the majority shareholder of GATC Rx Corp. until acquiring the remaining 36.6% of minority interests in GATC Rx in August 2021 in exchange for 5,304,000 shares of our common stock, GATC West Virginia, Inc. (formed in February 2022), and GATC Canada, Inc. were formed in 2023 and have had no material operations to date. We operate in West Virginia through our subsidiary GATC West Virginia, Inc. In April 2022, we acquired the assets of GATC DB Care, a company affiliated with management, and thus reacquired the license previously issued to that entity relating to diabetes. We also have nine subsidiaries to hold patent rights to some of our drug molecules discovered to date with a view to developing the molecules with potential joint venture partners. AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp, is not a subsidiary of the Company but for the periods presented in this Annual Report is considered to be a variable interest entity, or VIE, and its financial statements for those years are presented in footnote 12 to our consolidated financial statements.

All share numbers have been adjusted for stock splits effected in August 2021 and June 2023.

Where You Can Find our Reports

Any person may read and copy our reports with the Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the Commission toll free at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov where reports, proxies and other disclosure statements on public companies may be viewed by the public.

Financing Transactions

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 32,800,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. During the years ended December 31, 2024 and 2023, holders of Series A Convertible Preferred Stock converted 68,155 preferred shares into 2,726,149 common shares, and 28,178 preferred shares into 1,127,147 common shares, respectively.

The holders of Series A Convertible Preferred Stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A Convertible Preferred Stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors. As of December 31, 2024, no dividends have been declared or paid.

In terms of dividend payment rights, holders of convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of Series A Convertible Preferred Stock is entitled to 400 votes per share on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive an amount at the same time and on parity with holders of common stock on an as converted basis. The liquidation preference for the holders of the Series A Convertible Preferred Stock is approximately $126 million as of December 31, 2024.

Conversion Rights - The holders of the Series A Convertible Preferred Stock have the right to convert their shares into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A Convertible Preferred Stock shall be exchanged or changed into an amount per share, subject to adjustments, equal to the conversion rate then in effect.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A Convertible Preferred Stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

We have authorized an unlimited number (increased in 2022 from 100,000,000) shares of common stock, $0.0001 par value, of which 71,504,031 and 63,093,069 shares are outstanding as of December 31, 2024 and 2023, respectively.

During the years ended December 31, 2024 and 2023, the Company issued 686,364 and 264,380 common shares valued at $3,319,320 and $762,825 (based on the estimated fair value of the stock on the date of issuance), respectively, for services rendered.

On March 1, 2023, the Company issued 110,000 common shares valued at $206,250 (based on the estimated fair value of the stock on the date of issuance), respectively, for prepaid legal services.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the year ended December 31, 2023, a total of 2,048,300 units were sold to accredited investors at a price of $2.50 per share totaling $4,963,750. This offering closed in June 2023. No units were sold for the year ended December 31, 2024.

During the years ended December 31, 2024 and 2023, the Company incurred offering costs of cash totaling $1,788,974 and $1,170,782, respectively, in conjunction with its equity financings.

In contemplation of receiving an equity investment in the GATC West Virginia, Inc. subsidiary from the West Virginia Jobs Investment Trust in February 2024, the Company issued 1,000,000 shares of our common stock to that subsidiary as a contribution to capital.

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

On July 14, 2023, the Company initiated a private offering to sell up to 5,000,000 shares of common stock at a price of $5.00 per share.  Through December 31, 2024 and December 31, 2023, the Company has sold 3,173,734 and 364,546 shares of common stock to accredited investors at a price of $5.00 per share totaling $15,643,674 and $1,822,730, respectively.

Options

During the years ended December 31, 2024 and 2023, the Company granted options to purchase 32,344,286 (15,001,000 options issued to employees and 17,343,286 issued to consultants) and 19,351,000 (9,856,000 options issued to employees and 9,495,000 issued to consultants) shares of common stock, valued at $77,480,552 and $15,760,277 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.005 to $5.00 per share, in whole or in part, and vest 32,181,786 options on the date of grant and 162,500 options vest over time up to thirty six months. During the years ended December 31, 2024 and 2023, the Company recognized $74,229,949 and $16,108,531 in stock-based compensation from vested options.

In February 2024, the Company extended the term of 2,810,000 of its outstanding options that expired in 2024 resulting in a modification of the options valued at $797,139 (based on the Black Scholes options pricing method on the modification date).

On December 18, 2024, the Company extended the term of 55,987,012 of its outstanding options to December 31, 2029 and reduced the exercise price on certain awards from $2.50 to $0.01 resulting in a modification of the options valued at $15,014,752 (based on the Black Scholes options pricing method on the modification date).

Warrants

During the years ended December 31, 2024 and 2023, holders of Class A and B warrants exercised 1,603,929 and 36,700 warrants into 1,603,929 and 36,700 common shares and paid $3,632,141 and $76,000, respectively.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the year ended December 31, 2023 the Company issued warrants to purchase a total of 4,096,600 (2,048,300 Class A and 2,048,300 Class B) of common stock. No shares were sold for the year ended December 31, 2024.

In November 2023, the Company offered a short-term inducement to the Company’s warrant holders in which the Company amended the exercise price of the Class A warrant from $2.50 per share to $2.00 per share and the Class B warrant from $5.00 per share to $4.00 per share. All other terms of the original grants remain the same.

On May 10, 2023, the Company extended the term of its outstanding warrants from December 31, 2023 to December 31, 2026. Management estimates the incremental fair value of this modification to be approximately $3,900,000, and such amounts have been accounted for as equity-related costs.

The warrant modifications were accounted for as capital transactions and had no impact on the statement of operations, with the effects recorded in additional paid-in capital.

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible budget overruns due to increases in the cost of services. To become profitable and competitive, we must receive substantial additional capital. We have no assurance that future financing will materialize. If that financing is not available, we may be unable to continue operations.

Overview of Presentation

The following Management’s Discussion and Analysis (“MD&A”) or Plan of Operations includes the following sections for the periods presented:

●Results of Operations

●Liquidity and Capital Resources

●Capital Expenditures

●Going Concern

●Critical Accounting Policies

●Off-Balance Sheet Arrangements

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

How We Generate Revenue

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

We currently have three potential sources of revenue.  We develop novel pharmaceutical compounds utilizing our AI-based drug discovery platform. Secondly, we also are able to predict, with a high degree of accuracy, the eventual success of human clinical trials using this platform. In 2024, we entered into an agreement with a third party for analysis of proposed clinical trials in connection with that third party’s assessment of underwriting risk in connection with an insurance product marketed by the third party. Finally, we are able to derisk proposed pharmaceuticals and/or repurpose them for other uses using our platform. Pursuant to a contract with Systemic Formulas, we are paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. We also develop Engines for the prediction and preventative care for a number of disease conditions. Although we believe that this latter revenue source will be able to generate revenue for us in the future, we are not devoting a significant percentage of management time and financial resources to this portion of our business due to third party interest in our AI-based pharmaceutical business.

General and administrative expenses consist primarily of personnel costs and professional fees required to support our operations and growth.

Research and development expenses consist primarily of personnel costs, professional fees, and technological costs required to enhance our Operon® platform.

Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better record-keeping. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023.

The following discussion represents a comparison of our results of operations for the years ended December 31, 2024 and 2023. In the opinion of management, the consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state our financial position, results of operations and cash flows for the periods presented.

	Year Ended December 31,
	2024	2023

Net revenues	$62,500	$62,500
Cost of sales	-	1,500
Gross profit	62,500	61,000

Operating expenses:
Research and development	54,152,931	11,512,555
Marketing expenses	29,701,354	5,541,954
General and administrative	19,787,055	16,656,559
Total operating expenses	103,641,340	33,711,068

Other (income) expense	(214,951)	101,773
Loss before income taxes	(103,363,889)	(33,751,841)
Income taxes	50,000	300,000
Net loss	$(103,413,889)	$(34,051,841)
Less: net income (loss) attributable to the noncontrolling interest	71,442	(599,454)
Net loss attributable to GATC Health	$(103,485,331)	$(33,452,387)

Revenues

We had revenues of $62,500 for the years ended December 31, 2024 and 2023. All revenues to date have been derived from license revenue of AI Naturals, a consolidated variable interest entity (“VIE”) amortized over the life of its license agreement with Self Health America Holdings, LLC.

Operating Expenses

Operating expenses increased by $69,930,272, or 207.4%, to $103,641,340 for the year ended December 31, 2024 from $33,711,068 for the year ended December 31, 2023 primarily due to increases in research and development costs of $42,640,376 (as a result of increases in modification of options of $5,511,642 and stock based compensation of $37,125,055), marketing costs of $24,159,400 (as a result of increases in modification of options of $4,176,595 and stock based compensation of $19,695,465), and general and administrative expenses of $3,130,496 (as a result of increases in stock based compensation of $4,528,380, and offset partially by a decrease due to the modification of options of $2,295,743). Most of our operating expenses arise out of equity grants to employees and consultants. During 2024 and 2023, we greatly increased our spending on our AI-based drug discovery and derisking business. Headcount increased in all categories in response to the expansion of this business, but more so in research and development as we enhanced our Operon® platform.

Other Income (Expense)

Other income for the year ended December 31, 2024 totaled $214,951 primarily due to investment income of $219,599, compared to other expense of $101,773 primarily due interest expense of $9,912, and impairment of intangible asset of $100,000 for the year ended December 31, 2023.

Income Taxes

Income taxes for the year ended December 31, 2024 totaled $50,000. The Company had $300,000 income taxes for the year ended December 31, 2023 as Naturals deferred the tax recognition of advance payments in fiscal year 2022 for one year following the year of receipt and recognized the remaining revenue in 2023.

Net loss

Net loss for the year ended December 31, 2024 totaled $103,413,889 compared to a net loss of $34,051,841 for the year ended December 31, 2023, or an increase of $69,362,048, or 203.7%, due to increases research and development costs, marketing expenses, professional fees, consulting fees, rent expense, and general and administrative expenses, offset primarily by decreases in travel costs. These amounts include net income of $71,442 and net losses of $599,454 attributable to our non-controlling interest in AI Naturals for the years ended December 31, 2024 and 2023, respectively.

Assets and Liabilities

Assets were $13,427,086 as of December 31, 2024. Assets consisted of cash of $8,561,860, accounts receivable of $50,000, notes receivable - related party of $37,268, other current assets of $3,598,499, property and equipment of $467,256, intangible assets of $156,436, operating lease right-of-use assets of $529,185, and other assets of $26,582. Liabilities were $4,652,382 as of December 31, 2024. Liabilities consisted of current and non-current contract liability of $1,125,000, accounts payable of $552,630, accounts payable – related parties of $10,500, income tax payable of $1,915,088, current and non-current operating lease liabilities of $548,805, loan payable of $285,830, and other current liabilities of $214,529.

Liquidity and Capital Resources

General – Overall, we had an increase in cash for the year ended December 31, 2024 of $7,694,600 resulting from cash provided by financing activities of $17,995,500, offset primarily by cash used in operating activities of $10,180,657 and cash used in investing activities of $120,243. The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities during the periods indicated:

	Year Ended December 31,
	2024	2023

Net cash provided by (used in):
Operating activities	$(10,180,657)	$(8,144,185)
Investing activities	(120,243)	(308,149)
Financing activities	17,995,500	5,691,698
	$7,694,600	$(2,760,636)

Cash Flows from Operating Activities – For the year ended December 31, 2024, net cash used in operations was $10,180,657 compared to net cash used in operations of $8,144,185 for the year ended December 31, 2023. Net cash used in operations was primarily due to a net loss of $103,413,889 for year ended December 31, 2024 and the changes in operating assets and liabilities of $578,034, primarily due to the changes in accounts payable of $319,989, accounts payable – related parties of $55,375, operating lease liabilities of $306,139, contract liability of $62,500, notes receivable – related parties of $25,000, and other current assets of $14,983, offset primarily by the changes in accounts receivable of $50,000, income tax payable of $50,000, and other current liabilities of $125,853. In addition, net cash used in operating activities includes adjustments to reconcile net profit from depreciation expense of $158,169, amortization expense of $103,548, amortization of the right-of-use assets of $321,187, stock issued for services of $2,395,154, options issued for services of $74,983,053, the loss on modification of options of $15,811,891, loss on sale of property and equipment of $20,864, and the impairment of intangible assets of $17,400.

For the year ended December 31, 2023, net cash used in operations was primarily due to a net loss of $34,051,841 and the changes in operating assets and liabilities of $280, primarily due to the changes in accounts payable of $439,592, contract liabilities of $270,833, accounts payable – related parties of $17,591, income tax payable of $350,000, and other current liabilities of $29,856, offset primarily by the changes in other current assets of $814,504 and operating lease liabilities of $292,082. In addition, net cash used in operating activities includes adjustments to reconcile net profit from depreciation expense of $120,777, amortization expense of $121,035, amortization of the right-of-use assets of $268,274, stock issued for services of $762,825, options issued for services of $16,108,531, the loss on modification of options of $8,419,397, impairment of intangible asset of $100,000, and the loss on sale of fixed assets of $6,537.

Cash Flows from Investing Activities – For the year ended December 31, 2024, net cash used in investing was $120,243 due primarily to purchases of property and equipment. For the year ended December 31, 2023, net cash used in investing was $308,149 due to purchases of property and equipment of $196,370 and purchases of intangible assets of $134,779, offset primarily by the proceeds from sale of fixed assets of $23,000.

Cash Flows from Financing Activities – For the year ended December 31, 2024, net cash provided by financing was $17,995,500 due to proceeds from the issuance of common stock for cash in conjunction with $5.00 per share private placement of $13,820,944, the exercise of warrants of $3,632,141, the exercise of options of $400,559, the issuance of GATC WV common stock for cash for $5.00 per share of $2,000,000, partially offset by offering costs in conjunction with financings of $1,788,974, and repayments on loans payable of $69,170. For the year ended December 31, 2023, net cash provided by financing was $5,691,698 due to proceeds from the issuance of common stock and warrants for cash in conjunction with the $2.50 per unit private placement of $4,963,750, proceeds from the issuance of common stock for cash in conjunction with $5.00 per share private placement of $1,822,730, and the exercise of warrants of $76,000, partially offset by offering costs in conjunction with financings of $1,170,782.

Financing – We expect that our current working capital position, together with our expected future cash flows from operations, will be insufficient to fund our operations in the ordinary course of business, anticipated capital expenditures, and other contractual obligations for at least the next twelve months.  We have been financing operations by sales of our debt and equity securities, and anticipate that we will continue to be successful in raising sufficient capital to execute of our business plan. However, this belief is based upon many assumptions and is subject to numerous risks, and there can be no assurance that we will be able to obtain required funding in the future.

We have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies or any other material capital expenditures. However, we will continue to evaluate acquisitions of and/or investments in products, technologies, capital equipment or improvements or companies that complement our business and may make such acquisitions and/or investments in the future. Accordingly, we may need to obtain additional sources of capital in the future to finance any such acquisitions and/or investments. We may not be able to obtain such financing on commercially reasonable terms, if at all. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  We had accumulated deficits of $172,164,617 and $68,679,286 at December 31, 2024 and 2023, respectively; had working capital of $10,834,181 and $710,988 at December 31, 2024 and 2023; had a net loss of $103,413,889 and $34,051,841 for the years ended December 31, 2024 and 2023, respectively, and net cash used in operating activities of $10,180,657 and $8,144,185 for the years ended December 31, 2024 and 2023, respectively, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While we are attempting to expand operations and generate revenues from product sales through licensing agreements and co-development agreements, we have not yet finalized development, nor have we generated sufficient cash flow from operations, and our cash position may not be significant enough to support our daily operations. Management intends to raise additional funds by way of a private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for us continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds or transact an asset sale, there can be no assurances to that effect or on terms acceptable to us. The Company’s ability to continue as a going concern is dependent upon our ability to raise capital, further implement its business plan, and generate positive cash flows.

The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The Commission has defined a company’s critical accounting policies as the ones that are most important to the portrayal of its financial condition and results of operations and which require the most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies that are significant to understanding our results.

The following are deemed to be the most significant accounting policies affecting us.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

Intangible Assets

Intangible assets consist primarily of capitalized software and acquired research.  There were no patent rights in 2024. Capitalized software is amortized on a straight-line basis over a two year life and patent rights are amortized over the remaining life of the patents.

Stock Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis. At times, management is required to estimate the service period of the award.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of expected volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur.  Actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock. The period over which services are provided to the Company may require management estimates.

Recent Accounting Pronouncements

Refer to Note 3 in the accompanying notes to the consolidated financial statements.

Future Contractual Obligations and Commitments

Refer to Note 11 in the accompanying notes to the consolidated financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities.

VIE assessment

On July 24, 2020, we entered into a Royalty License Agreement with GATC Naturals, under which we granted GATC Naturals an exclusive right to use and sublicense Operon as applied to cannabis substances in exchange for a 15% royalty fee. This agreement was amended on May 5, 2022 to include the utilization of Operon in connection with psylocibin.  AI Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, Health provided AI Naturals with $178,000 of cash to help AI Naturals cover some cash shortfalls. As AI Naturals’ equity investment at risk on July 24, 2020 and thereafter was not sufficient to permit AI Naturals to finance its activities without subordinated financial support, AI Naturals was considered a variable interest entity in which we held a significant variable interest through the Royalty License Agreement. We do not own any equity interest in AI Naturals; however, as the agreements described above provided us the controlling financial interest in AI Naturals, we are the primary beneficiary of AI Naturals. As a result, we consolidate AI Naturals’ balances and activities within our consolidated financial statements. All intercompany balances and activities between the Company and AI Naturals have been eliminated upon consolidation.

On July 16, 2025, the Company terminated the royalty agreement with AI Naturals and entered into a master services agreement.  As a result of the termination of the royalty agreement, management believes that the Company no longer has a variable interest in AI Naturals. Accordingly, in accordance with ASC 810-10-40-5, the Company will not consolidate AI Naturals’ balances and activities within our consolidated financial statements. Since the Company does not hold any equity interests in AI Naturals, there is no gain or loss upon deconsolidation.

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the shareholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire an ownership interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On February 13, 2023, the Company granted 2,180,000 options (2,080,000 options issued to employees and 100,000 issued to consultants) to purchase 2,180,000 of the Company’s restricted common shares to consultants, valued at $1,825,727 (based on the Black Scholes valuation model on the date of grant) pursuant to the Company’s 2021 Equity Incentive Plan. The options are exercisable for a period of five years at $2.00 per share in whole or in part, and vesting immediately.

As of December 31, 2024, there are 2,620,000 available shares under the 2021 Equity Incentive Plan.

2024 Equity Plan

On February 14, 2024, the board of directors of the Company authorized the adoption and implementation of the Company’s 2024 Equity Incentive Plan (the “2024 Plan”).  The 2024 Plan has not yet been approved by the stockholders.  The principal purpose of the 2024 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2024 Plan, an aggregate of 20,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2024 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the increase in the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year which increased the number of shares under the 2024 Plan to 22,167,254. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On March 31, 2024, the Company granted options to purchase 18,000,000 (7,650,000 options issued to employees and 10,350,000 issued to consultants) of the Company’s restricted common shares pursuant to the Company’s 2024 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at a price of $2.50 to $5.00 per share in whole or in part.

As of December 31, 2024, there are 4,167,254 available shares under the 2024 Equity Incentive Plan.

Ownership of Certain GATC Intellectual Property

On July 18, 2025, the Company entered into a Consulting Agreement with a third party for an initial six month term that provides for (1) a grant of options purchase 250,000 shares of the Company's common stock for a period of 3 years at $5.00, (2) a monthly retainer of $10,000 payable as $5,000 cash and 1,000 shares of the Company’s common stock valued at $5 per shares, (3) and a 1.00% ownership interest in its opioid use disorder molecules, a 1.00%

ownership interest in its Alzheimer molecule, a 1.00% ownership interest in the PTSD disorder molecule, a 1.00% ownership interest in the ALS molecule, and a 1.00% ownership interest in the black lung disease molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

On February 15, 2024, in exchange for exercising a large block of warrants, the Company provided a warrant holder a 1.5% ownership interest in its opioid use disorder molecules, a 0.75% ownership interest in its Alzheimer molecule, and a 0.75% ownership interest in the PTSD disorder molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

Off-Balance Sheet Arrangements

As of December 31, 2024, we have not entered into any transaction, agreement or other contractual arrangement with an unconsolidated entity under which the Company has:

●a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;

●liquidity or market risk support to such entity for such assets;

●an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

●an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to or engages in leasing, hedging, or research and development services with us.

Inflation

We do not believe that inflation has had a material effect on our results of operations during the periods presented.

Item 3.

DIRECTORS AND OFFICERS

The following table sets out the Company’s officers, directors and significant employees. Unless indicated, all work with the Company on a full-time basis. Full time basis means substantially all of that person’s professional time. Those officers who are indicated as working full time may devote up to 10 hours per week on other professional activities with entities that are licensees of the Company’s technology.

Name	Position	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers
Dr. Raul Gupta	President	February 2025	Full Time
John Stroh	Interim CEO	July 2020	Part-Time
Jeff Moses	Chief Compliance Officer	July 2020	Full Time
Jayson Uffens	Chief Technology Officer	July 2020	Full Time
Ian Jenkins	Chief Science Officer	July 2020	Full Time
Gerald DeCiccio	Chief Financial Officer	June 2025	Part Time
V. Tyrone Lam	Chief Marketing Officer	August 2024	Full Time
Eugene O’Bryan	Chief Operating Officer	August 2024	Full Time
Waldemar Lernhardt	VP, Scientific Operations	June 2022	Full Time
Eric Mathur	Chief Innovation Officer	November 2021	Full Time
Directors
Jeff Moses	Director	Annual Meeting 2024	n/a
Dennis Locke	Director	Annual Meeting 2026	n/a
Dr. Lin Yu	Director	Annual Meeting 2025	n/a
Phillip Trad	Director	Annual Meeting 2027	n/a
Uri Litvak	Director	Annual Meeting 2025	n/a
Bob Davidson	Director	Annual Meeting 2027	n/a
Jayson Uffens	Chairman of the Board	Annual Meeting 2026	n/a

Dr. Rahul Gupta

Dr. Gupta, MD, MPH, MBA, FACP, was appointed as President in February 2025. He served as the first medical doctor to serve as the Director of National Drug Control Policy and lead the Office of National Drug Control Policy (ONDCP), a component of the Executive Office of the President, from 2021 until January 2025. ONDCP coordinates the nation’s $43 billion drug budget and federal policies, including prevention, harm reduction, treatment, recovery support, and supply reduction. A board-certified internist, Dr. Gupta has been a practicing primary care physician for more than 25 years, and has served in private practice and public health in towns as small as 1,900 residents and cities as large as 25 million. He has served as a local public health official and as the West Virginia Health Commissioner under two governors, where he brought together public health, law enforcement, healthcare, faith-based, business, and other community partners to solve local problems in novel and innovative ways. As the state’s Chief Health Officer, he led the opioid crisis response and launched a number of pioneering public health initiatives, including the Neonatal Abstinence Syndrome Birthscore program to identify high-risk infants, and the groundbreaking statewide Social Autopsy, which examined the lives of overdose victims to determine the factors that led to their deaths and what services could have prevented their deaths. Dr. Gupta has been recognized for his career of public service by the American Medical Association, the American Public Health Association, and by Governing Magazine, which named him their Public Health Official of the Year in 2018. Additionally, the Charleston Gazette-Mail named him as one of its West Virginians of the Year in 2017 for his service to the state. Dr. Gupta received his medical degree at the University of Delhi followed by subspecialty training in pulmonary medicine. He earned a master’s degree in public health from the University of Alabama-Birmingham and a global master’s of business administration degree from the London School of Business and Finance.

John Stroh, Interim Chief Executive Officer

John Stroh has been the Interim Chief Executive Officer since July 2020.  He devotes about 25 hours a week to the Company. Mr. Stroh was the Chief Executive Officer of Venture Analysis Group, in Irvine, California from January 2015 to August 2020, and has been the Senior Managing Director of Boustead Securities, LLC, a registered broker-

dealer, since July 2020, focusing on capital raising, strategic partnering and M&A advisory services in the life science, medical device, healthcare IT and health care services sectors. Mr. Stroh hold Series 7, 82TO, 24 and 63 securities licenses and has been a registered representative or principal of a registered firm since 1985. From January 2016 to August 2020, he was Managing Director-Healthcare at Tellson Corporate Services, LLC, a full-service Investment Bank focusing on early growth stage and middle market companies. From March 2013 to January 2016, Mr. Stroh was CEO of Global Healthcare Advisors. From 2001 to 2014, Mr. Stroh held senior management positions at a number of private companies in the medical and bioscience industry. He was Managing Director of Investment Banking for healthcare from 1999 to 2001 at Roth Capital Partners, and prior to his tenure at Roth he held management position at several investment banking firms. Mr. Stroh was on the Board of Directors of the Finance Committee for Memorial Care Orange Coast Medical Center from 2011 to 2017. He received a bachelor’s degree in management and an MBA at California State University, Long Beach. Mr. Stroh filed a petition under Chapter 13 of the Federal Bankruptcy Code in December 2018. The petition was dismissed.

Jeff Moses, Chief Compliance Officer and Director

Jeff Moses was President of the Company from July 2020 until February 2025, and was Chief Marketing Officer from October 2020 until January 2026, when he became Chief Compliance Officer. He was the acting Chief Financial Officer from February 2025 until the appointment of Gerald DeCeccio in June, 2025. He became a member of the Board of Directors in February 2023. He was the Chief Executive Officer of AI Naturals from December 2020 to May 2022, President of GATC DB Care since April 2021, and President and Chief Marketing Officer of ONIT Sciences since February 2019. ONIT markets organic, non-GMO formulations to increase crop yields. He is the Chief Executive Officer of ONIT Holdings. Mr. Moses has also been Chief Marketing Officer and Director since March 2013 of PowerOne Corporation, a Costa Mesa, California company engaged in energy consulting and is a Federal Energy Regulatory Commission (FERC) licensed power marketer with offices in Illinois, Michigan, and California. From May 1998 to November 2009, he was the founder and Creative Director of Engine Marketing, LLC.  Mr. Moses received a bachelor’s degree in Literature in 1986 from Pitzer College.

Jayson Uffens, Chairman, Chief Technology Officer and Director

Jayson Uffens has been our Chief Technology Officer since July 2020, and a member of our Board of Directors since August 2024. He became Chairman of the Board in August 2025. He was Chief Technology Officer and Director at Frélii, Inc. from April 2019 to March 2020. Mr. Uffens is a senior technology architect with more than two decades of executive experience at high-growth technology and global firms. He was the CEO and founder of IrisMind in 2015, which was comprised of former Seamless and Grubhub engineers, to partner, develop and invest in vertical SaaS (Software as a Service, allowing users to connect to and use cloud-based apps over the Internet) and AI startups. IrisMind developed an ML (machine learning)-based fintech consumer analysis platform and sold $5 million in licenses from 2016 to 2017. In 2010, as Vice President Engineering of Seamless, he led product development that increased revenues from $300 million to $1 billion, and led key aspects of Seamless’ 2013 merger with GrubHub, where he continued as Vice President of Engineering. Mr. Uffens was Solution Director and early employee of startup Acquity Group, an ecommerce and digital marketing company, from 2005 to 2009. At Acquity Group, he landed and executed projects with clients such as the Grammy Awards, Eastern Mountain Sports, Invitrogen, Cost Plus World Markets, BNSF, LeapFrog and Wynn Las Vegas, and led regional high-scale e-commerce and CEO services groups on the west coast. Acquity was acquired by Accenture in 2013.  From May 2004 to October 2005, Mr. Uffens was principal architect and lead engineer at GoDaddy during its growth and development leading to its first Super Bowl ad in 2005. From August 2002 to May 2005, he was Lead Application Architect and a consultant to American Express. He was Chief Technology Officer of UbiQGroup from January 2000 to July 2002, which developed a 1:1 marketing and print-for-one platform that was acquired by a San Francisco-based insurance company in 2002. He was lead developer and architect for PerfectPracticeMD (now Advanced MD) which was then acquired by ADP.

Ian Jenkins, Chief Science Officer

Ian Jenkins has been our Chief Science Officer since July 2020. He was the President, Chief Executive Officer, Chief Financial Officer and Director of Frélii, Inc. from April 2017 to December 31, 2020. Mr. Jenkins has over 10 years of experience as a senior executive. Before Frélii, Inc., Mr. Jenkins served as CEO of CodeTech, a Phoenix-based Med tech company, whose technology was acquired by Hospital Corporation of America. Mr. Jenkins also served in key marketing and product development roles at Systemic Formulas, Inc. and Orn Industries.  A background in physiology, technology startups, and supplement product research and development gives Mr. Jenkins deep knowledge of engineering, producing, and marketing health technology and nutritional supplements. Mr. Jenkins earned an M.B.A. from Thunderbird School of Global Management, and a B.S. in Physiology from Utah State University.

Gerald DeCiccio, Chief Financial Officer

Gerald DeCiccio was appointed as Chief Financial Officer of the Company effective June 2, 2025. Mr. DeCiccio has been providing accounting services for the Company on an independent contractor basis since April 2022. Mr. DeCiccio brings more than 40 years of financial industry experience to the Company, which includes executive roles at publicly traded companies and Ernst & Young. From December 2023 to February 2025, he was Chief Financial Officer of Sigyn Therapeutics, Inc. For more than the past five years, he has provided financial accounting services on a contract basis to publicly traded and private companies. Mr. DeCiccio earned a Bachelor of Science degree in Accounting and Business Administration from Loma Linda University and an MBA in Finance and Systems Technology from the University of Southern California. He is also a Certified Public Accountant in the State of California.

V. Tyrone Lam, Chief Marketings Officer

V. Tyrone Lam was appointed the Board of Advisors in May 2021, and as Chief Operating Officer in October 2021.  He was appointed as Chief Business Officer in August 2024 and served in that capacity until being appointed as Chief Marketing Officer in January 2026. He co-founded First Americans Health and Wellness, in October 2017, serving Native American and First Nations tribal members who suffer from diabetes and metabolic disorders from October 2017 until present. He has been a board-certified coach at New Beliefs Coaching in San Diego since 2016, and has held various executive positions in the healthcare and entertainment/game television companies. Mr. Lam has a degree in political science and government from Virginia Polytechnic and State University.

Gene O’Bryan, Chief Operating Officer

Gene O’Bryan was appointed as our Chief Operating Officer in August 2024. An early investor in GATC Health, Mr. O’Bryan has been Chief Executive Officer at Home123 Mortgage, a nationwide directed institutional mortgage lender, since March 2020.  From 2006 to the present, he has been Chief Executive Officer of Resource Financial Partners, Inc., an investment and consulting firm that provides interim management support and/or investment capital to financial service, real estate, renewable energy, and other growing companies. In addition, Mr. O’Bryan has been an advisor or chief operating officer of many businesses in the mortgage lending, merger and acquisition and other industries. He received a bachelor’s degree in business administration from the University of the Pacific, Eberhardt School of Business.

Dr. Waldemar Lernhardt, Chief Scientist

Dr. Lernhardt is the Chief Scientist for GATC West Virginia and also joined the Board of Advisors in June 2022. He has a long career in biomedical research and development. His skill set with pharmaceutical development and pre-clinical and clinical trials is extensive. He was Chief Science Officer at ReadiX GmbH from 2015 to 2020, a German medical device company developing spectroscopic methods for the improvement of prostate cancer patient stratification. He was President and CEO of Proveri, Inc. from 2004 to 2016, which developed biomarker-based diagnostic assays for prostate cancer diagnosis and prognosis of disease outcome, and Chief Operations Officer of Artyx Pharmaceuticals, Inc., a San Diego company engaged in the clinical development of compounds for the treatment of osteoarthritis.

He was Vice President Product Development at Therapeutics, Inc from 2005 to 2008, Senior Vice President Operations at MAXIA Pharmaceuticals, Inc from 1997 to 2003, and from 1983 to 2004, was employed as a research scientist at various biomedical institutions., Dr. Lernhardt received a Ph.D in immunology and biology/chemistry from Heidelberg University, was a member of the Basel Institute for Immunology, and was a postdoctoral fellow in Molecular Biology at the University of California, Los Angeles from 1981 to 1983.

Eric J. Mathur, Chief Innovation Officer

Eric J. Mathur has been a member of our Board of Advisors since July 2020 and was appointed Chief Innovation Officer in November 2021. He has been Chief Science Officer of Diomics Corporation, a biotech company which is developing solutions to Alzheimers, Type I diabetes and Covid-19, since March 2020. Mr. Mathur was the director and President of AI Naturals from May 2022 until August 2024. He was Chief Science Officer of TLIT Holdings, which was engaged in cannabis molecular breeding programs, from July 2018 to February 2020. From May 2016 to May 2017, Mr. Mathur was a Strategic Advisor to Pegasus Capital Advisors in the health and wellness industry.  He was Chief Science Officer and Senior Vice President of Yulex Corporation, which was engaged in applying modern genomic tools to improve crop productivity and producing high performance hybrid Guayule parthenium planting materials for the production of sustainable biomaterials including allergy-free latex products, bio rubber, biomass and resin-based specialty chemicals, from April 2014 to January 2017. From 1985 to 2014 Mr. Mathur held similar positions with several biotech and genomic companies in San Diego County. He has a bachelor’s degree in biology with highest honors, as well as a bachelor’s degree in applied science in biochemistry and molecular biology from the University of California, Riverside and has published numerous scientific articles in genomics and related fields.

Dennis Locke, Director

Dennis Locke has been a Director of the Company since July 2020 and was the Interim Chief Financial Officer until December 31, 2021. Since that time, he has worked at the Company in a non-officer capacity. He was the Vice President-Operations of AI Naturals from December 2020 until May 2022, and since February 2019 has been the Chief Operating Officer of ONIT Sciences. From January 2014 to January 2019, he was the Chief Financial Officer of PowerOne Corporation. From 1990 to 2014, Mr. Locke was a financial and/or operations officer at a number of privately held companies. He has been the director and Chief Financial Officer of GATC DB Care since April 2021. He received a Bachelor of Science degree in Accounting from Franciscan University and an MBA with an emphasis in management in the University of La Verne.

Dr. Lin Yu, Director

Until February 2023, Dr. Liu was Managing Director at Oppenheimer Healthcare Investment Banking, Dr. Yu served a dual role as head of the firm’s Healthcare Royalty Monetization business and as an advisor for companies regarding equity capital markets strategies. He served as head of Medtech and then Life Science and Tools banking practices, working closely with seed-stage to publicly traded companies. Dr. Yu was directly involved in helping raise capital via equity, credit, royalty, and structured financing. Prior to joining Oppenheimer, he was a Managing Director at BTIG Healthcare Investment Banking. Previously, Lin was a Principal on the Healthcare Private Equity Team at KKR dedicated to its royalty and private credit strategy and a Director of Investment Research and Analysis at DRI Capital, a healthcare royalty-focused private equity firm. Earlier in his career, he was an Equity Research Analyst covering medical devices and technologies at Cowen & Co. Dr. Yu earned a Ph.D. and an M.S. from Columbia University in chemical engineering, where he focused his research on next-generation DNA sequencing technologies. He earned a B.S. in chemical engineering from The Cooper Union for Advancement of Science and Art.

Phillip Trad, Director

Phillip Trad was appointed to the Board of Directors in March 2024. Mr. Trad has practiced business litigation in California since 1978, specializing in insurance defense for clients including General Electric Corporation, NBC Studios, Black and Decker, Budget Rent-A-Car, Hertz and MGM Corporation, as well as D & O and E & P defense. From 2008 to 2015, he was President/General Counsel to CEATS, Inc., providing management and administrative services in the areas of patent development, FDA approvals and related matters. From 2002 to 2008 he was President/General Counsel for Krystal Digital Corporation, a distributor of computer peripherals, reseller and wholesaler. From 1998 to 2002, he was General Counsel, later becoming President, of PharmaPrint, Inc., which developed and marketed herbal and bioactive supplements and pharmaceutical grade extracts. Mr. Trad was employed by Cadoo, Thethway, McGinn, Morgan as an associate from 1979 to 1985. He graduated from Western State University College of Law in 1978 and received his Bachelor of Arts from California State University, Fullerton.

Uri Litvak, Director

Mr. Litvak was appointed to the Board of Directors in May 2025. He provides legal services to GATC Health from time to time. Uri Litvak has over 28 years of experience in mergers and acquisitions, securities law, and cross-border transactions. He has been the managing partner of the Litvak Law Group, P.C. since December 2003. From 2000 to 2003 he was an Assistant General Counsel at AIG, was a Director and Legal Counsel to a division of the Cendant Corporation from 2001 to 2002, and prior to that he was an associate attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York. Mr. Litvak received a juris doctorate from the University of Miami School of Law and a bachelors’ degree from New York University, magna cum laude.

Bob Davidson, Director

Mr. Davidson was appointed to the Board of Directors in May 2025. He has been the Chairman of Spree AI since co-founding that company in April 2023. Spree AI enables fashion consumers to virtually try one clothing from a brand’s website or app. He and his wife Jan founded Davidson & Associates, Inc., a developer of educational software including Math Blaster™ and Reading Blaster™, in 1982, and was its Chief Executive Officer from 1989 to 1996.  Davidson & Associates acquired Chaos Studios, later named Blizzard Entertainment, a video game developer, in 1994, and then was acquired by CUC International in July 1996. After selling Davidson & Associates in 1997, Mr. Davidson and his wife Jan decided to focus on philanthropic endeavors to help young people become successful learners. While researching ways to make a positive impact, they realized that our nation’s brightest students are arguably the most underserved and neglected in America’s educational system.

In 2004, Simon & Schuster published the Davidsons’ award-winning book, Genius Denied: How to Stop Wasting Our Brightest Young Minds. In 2005, they worked to pass Nevada state legislation to open a new kind of public school for profoundly gifted middle and high school students on the University of Nevada, Reno campus, called the Davidson Academy. He continues to serve on the governing board of Davidson Academy.

Prior to founding Davidson & Associates, Mr. Davidson was Executive Vice President of engineering and construction at Parsons Corporation.  He received a bachelor of science degree in Chemical Engineering from Purdue University, a doctorate in law from George Washington University and an MBA from the University of California at Los Angeles. He also received an honorary doctorate from the University of Nevada in May 2020, honoring him for his many contributions he has made the Nevada and the nation. He has served as a director for Pepperdine University and George Washington University, and currently serves on the advisory board for the Belin-Blank Center for Gifted Education and Talent Development and on the Board of Regents for the Nevada System of Higher Education.

Board of Advisors (in order of appointment)

Dr. Jonathan Lakey

Dr. Lakey has served as a member of the Board of Advisors since February 2021 Dr. Lakey has had a long interest and research direction in cell and tissue transplantation with a focus on diabetes and islet transplantation.  Dr. Lakey received his medical degree from the University of Alberta and received post-doctoral training in Indianapolis and Seattle in before returning to establish his research program at the University of Alberta. Dr. Lakey has also been the Director of the Comprehensive Tissue Bank. Dr. Lakey served as the Chief Scientific Officer and President for MicroIslet Inc, a public diabetes biotechnology company focused on Islet Xenotransplantation from July 2007 through February 2008. Currently, Dr. Lakey is the Director of Research and Associate Professor of Surgery at the University of California, Irvine. Dr. Lakey recently accepted the position of Director of the Clinical Islet Program at the University of California Irvine. With Dr. James Shapiro, he developed the “Edmonton Protocol” for patients with Type 1 diabetes, a recognized major advancement in the treatment of diabetes. Dr. Lakey serves as the Chairman of the Board of Advisors.

Dr. David Kushner

Dr. David Kushner was appointed to the Board of Advisors in May, 2021.  For more than the past five years he has been a practicing radiologist in Iowa City, Iowa and received his medical degree from Case Western University.

Dr. Jack Lewin

Dr. Lewin was appointed to the Board of Advisors on September 1, 2021. Dr. Lewin has been the principal and founder of Lewin and Associates, LLC since January 2017.  Lewin and Associates is focused on launching health start-up companies, health care innovation, and health policy. Current projects include Klaritos, Webshield, Resilient Network Solutions, the FDA EASI project, and medical device cyber security. He has been Board Chair of the National Coalition on Health Care since 2010. From 2013 to January 2017, he was president and CEO of the Cardiovascular Research Foundation, focused on preclinical science, human clinical trials, and cutting-edge education in interventional cardiology. Dr Lewin was the principal and founder of Lewin Associates, a health policy and strategy consulting firm in Washington. It has focused on health reform, and in particular in assisting physicians, other clinicians, and health systems adapt to necessary new payment and delivery models and a changing marketplace moving towards a more sustainable and high performing health care system. Lewin Associates has helped launch “Clinically Home” (an acute care at home) start-up company.  From 2006 to 2012 she served in various CEO roles, including the following: (i) CEO of the American College of Cardiology, (ii) CEO of the California Medical Association from 1995 to 2006, and (iii) the CEO of MEDePASS, a start-up company in medical digital security and privacy and authentication for physicians, clinicians, and patients from 1997 to 2006.  Dr. Lewin was the State Director of Health for Hawaii from 1986 to 1995 and a practicing physician from 1979 to 1986.  Dr. Lewin received his Doctor of Medicine at the Keck School of Medicine at USC, and a BA in biological sciences from the University of California, Irvine.

Dr. Stanley Lewis

Dr. Lewis was appointed to the Board of Advisors in September, 2021. He founded Eselle Health, Inc, in January 2021 and is its Chief Executive Officer. From October 2018 to November 2020, he was the Chief Medical Officer of Ansun Biopharma, Inc., and was Chief Medical Officer of Diabetes Relief from March 2016 to November 2019, Vice President and Chief Medical Officer of TaiMed Biologics, Inc. from December 2007 to August 2018, Chief Medical Officer at the St. Hope Foundation from March 2002 to October 2015, Medical Director at Genentech, Inc and Tanox

from 2007 to 2008, Director of  Drug Development at Tanox, Inc. from 2004 to 2007, and Assistant Professor of Medicine at the University of Texas Medical School at Houston. He received his medical degree from Texas Medical School at Houston in 1994, and holds a master’s degree in Health Services Administration from the University of Texas Health Science Center at Houston.

Lieutenant Colonel (Retired) Wade Jost

LTC (Ret.) Wade Jost, appointed to the Board of Advisors in October 2021, is recognized as a leader for the introduction of rapid acquisition and operational energy organizational structure efforts that has since been emulated by numerous Federal Agencies. He founded and operated two successful Service-Disabled Veteran Owned Small Businesses (SDVOSB) supporting various Federal agencies. He was instrumental in the early development of both the Army’s Rapid Equipping Force’s (REF) acquisition of war time requirements, as well as the Office of the Secretary of Defense’s (OSD) Joint IED Defeat Organization (JIEDDO) technology evaluation and integration efforts simultaneously, a combined effort of over 100 personnel with an annual operating budget in excess of $1B. LTC (R). Jost engaged at highest executive levels in Federal Government to enable inter-agency collaboration in planning, coordinating, and employing of counter-improvised explosive devices (C-IED) products, tactics, techniques, and procedures and help develop the Rapid Acquisition Resourcing Strategy used by Army, OSD, and Congress to defend in the Government War On Terror (GWOT) efforts.

Dr. Chad Beyer

Dr Chad Beyer was appointed to the Board of Advisors in January 2022. He has nearly 25 years of experience in the discovery, research, and clinical development of disease-modifying medications.  Currently, Dr. Beyer is Senior Vice President of Research and Development at Promentis Pharmaceuticals.  Prior to heading up the R&D group at Promentis, Dr. Beyer was the SVP of R&D at Ariel Pharmaceuticals and Head of Neurochemistry at Wyeth Pharmaceuticals. Dr. Beyer is an addiction medicine expert with more than 30 IND filings, and he heads the development of our IND application for our opioid use disorder molecules.

Dr. Seema Gupta

Dr. Seema Gupta was appointed to the Board of Advisors in May 2022. Dr. Gupta is a primary care physician with the Veterans Administration and has specific expertise in Internal Medicine, Preventive Medicine, Public Health, Global Health and Women/LGBT Health. She is also a Clinical Associate Professor in the Department of Family Medicine at Joan C. Edwards School of Medicine, Marshall University in West Virginia. Additionally, she serves on the Editorial Board of Internal Medicine Alerts, a leading scientific publication supporting evidence-based decision-making for medical providers.

Mark Palaima

Mr. Palaima joined the Board of Advisors in March 2022. He is the co-founder of @BarrelRM, providing unique technologies for the liquor industry, as well as Founder and interim CTO for Wobblezz, an Ismintis sourced startup which provides sensor products for sports and healthcare. He founded Ismistis Systems in 2015, engaged in technology IP development and licensing, startup formation, bootstrapping and acceleration. From 2011 to 2013 he was the Chief Scientist and cofounder of Inkiru, a predictive analytics company which was acquired by Walmart Labs. From 2001 to 2011, he was an engineer at eBay, Inc., including four years as Chief Architect.  Prior to his tenure at eBay, Mr. Palaima worked for 24 years in the engineering field for his own enterprises and other companies such as Sybase Software, Wang Laboratories and the Wentworth Institute of Technologies.

Sharyar Oveissi

Shahryar Oveissi joined our Board of Advisors in April 2022. He is currently Co-Founder & Chief Carbon Officer of Argali Carbon Corporation a Benefit Corporation focused on carbon offset development and Private Equity investments. Shahryar was previously the Managing Partner & Head of Diomics Diabetes Platform. Diomics is a biotech company based in San Diego, that develops gap technologies for markets where we can make a humanitarian difference based on immediate market access. Prior to Diomics, Shahryar was a Partner of Rose Capital, a leading legal cannabis private equity fund. Shahryar's focus was on driving value creation initiatives throughout the portfolio companies. He also helped lead Investor Relations and Fundraising on behalf of Rose Capital, sourced deals, and developed new strategic initiatives.

Previous to joining Rose Capital, Shahryar spent eight years as an Operating Partner of Pegasus Capital Advisors, a U.S. Middle Market private equity firm that managed $1.8 billion in assets with a focus on sustainability and health/wellness. Shahryar has served on the boards of Six Senses Hotels Resorts & Spas, GYRO HSR and ZeroBase Energy.

Before that, Shahryar Oveissi was co-founder and managing partner of OC Global Partners, LLC, an advisory firm specializing in business transactions in the Middle East and East Asia. Mr. Oveissi brings with him an extensive network of contacts and relationships in the Middle East, Europe & United States.

Prior to Founding OC Global Partners, LLC, Mr. Oveissi was an associate of Bear Stearns as a top financial advisor in a special high net worth wealth management division. As a result of his experience in Bear Stearns, he brings a solid background to negotiate and structure financial transactions.

Prior to Bear Stearns, Mr. Oveissi worked directly with the Chairman of Brant-Allen Industries, currently the second largest newsprint manufacturer in the United States. Mr. Oveissi was the Director of Newsprint Trading, handling the majority of Newsprint Trading for Brant-Allen Industries. Mr. Oveissi's strong international background and relationships have allowed for the ability to assist and advise U.S and Multi-National Corporations to gain entrance into the Middle Eastern Market as well as the Chinese Market. Mr. Oveissi graduated from New York University Stern School of Business with a degree in International Business and Information Systems. In addition, Mr. Oveissi is very active in working with charities focusing on the plight of women and children in the third world countries.

Richard Schultze

Richard Schultze was appointed to the Board of Advisors in June 2022. Mr. Schultze has been Chief Executive Officer of the Arco Design Build Companies since 1992. Headquartered in Atlanta, Georgia, ARCO designs and constructs warehouses and other commercial buildings throughout the United States.

John F. O’Reilly

John F. O'Reilly was appointed to the Board of Directors in August, 2022. Mr. O’Reilly practices law in Las Vegas, Nevada, specializing in business, personal injury, property and gaming matters. He served as a Captain, legal officer, military judge and Chief of Civil Law and contracts officer in the United States Air Force, and is received an MBA, cum laude, from the University of Nevada Las Vegas, a Juris Doctor degree, cum laude, from St. Louis University School of Law where he also received a B.S.C. while serving in the Air Force.

Dr. Jayson Hymes

Dr. Jayson Hymes was appointed to the Board of Advisors in August 2022. Dr. Hymes is an internationally known and respected clinician, researcher and speaker in the fields of addiction, pain management and anesthesiology, with over 30 years' experience. He was an advisor to the Executive Office of the President of the United States (Office of National Drug Control Policy), the Medical Board of California, the California Narcotics Officers Association, and the Los Angeles Field Division of the Drug Enforcement Administration. He is a graduate of the University of Louisville Medical School and the Harvard School of Public Health. He completed his post graduate training at the Harvard Medical Associated Hospitals and the Peter Bent Brigham Hospital. He is a diplomat of the American Board of Anesthesiology with further qualifications in Pain Management, the American Board of Pain Medicine and the American Society of Addiction Medicine. Dr. Hymes is also a Fellow of the American College of Pain Medicine, a Qualified Medical Evaluator and a Medical Review Officer (Stage I).

Dr. Hymes was an Assistant Professor at Emory University Medical School in Atlanta, Georgia, then the co-director of the Pain Center at Cedars Sinai Medical Center in Los Angeles. He has practiced only in Pain Medicine and Addiction Medicine for over 17 years. He is a member of the American Pain Society, the International Association for the Study of Pain, the American Society of Addiction Medicine, the International Neuromodulation Society and the American Academy of Pain Medicine.

Dr. Frank Greenway

Dr. Frank L. Greenway was appointed to the Board of Advisors in September 2022.  He is a Professor and the Chief Medical Officer of the Pennington Biological Research Center at Louisiana State University. Dr. Greenway received a B.A. in biology from Stanford University, an M.D. from UCLA and practiced Internal Medicine, Endocrinology/Metabolism at the Harbor/UCLA Medical Center from 1970 to 1975. Dr. Greenway's area of interest is developing obesity treatments including diets, herbal supplements, medical foods, devices, obesity surgery and obesity drug development. His laboratory uses human fat cells in culture to discover food components with pharmacological properties for using food as medicine. He directs the outpatient research clinic and the clinical trials unit at Louisiana State University.

Tomas Philipson

Tomas J. Philipson is an economist who served as the Acting Chairman of the Council of Economic Advisers in the Trump administration. He departed from the position and the Council at the end of June, 2020, to return to the University of Chicago. He holds the Daniel Levin Chair in Public Policy at the University of Chicago, with posts in the Harris School of Public Policy Studies, Department of Economics, and the Law School. He was a Director of the Becker Friedman Institute at the university. Mr. Philipson received an undergraduate degree in mathematics from Uppsala University, and a Masters’ degree in Economics from Wharton followed by a Ph.D in Economics from the University of Pennsylvania where he won the William Carey Prize for Outstanding Dissertation in 1990. After receiving his PhD, he joined the University of Chicago as a postdoctoral fellow and thereafter joined the faculty. He has been a visiting faculty member at Yale University and a visiting fellow at The World Bank. Philipson served in the George W. Bush administration as the senior economic advisor to the Commissioner of Food and Drugs (the head of the Food and Drug Administration), and subsequently as the senior economic advisor to the head of the Centers for Medicare and Medicaid Services.

Philipson is a co-founder of Precision Health Economics, a healthcare consulting firm that was headquartered in Los Angeles. It was sold in 2015.

Philipson is a founding editor of the journal Forums for Health Economics & Policy of Bepress, and has been on the editorial board of the journal Health Economics and The European Journal of Health Economics. His research has been published widely in journals such as The American Economic Review, Journal of Political Economy, Quarterly Journal of Economics, Journal of Economic Theory, Journal of Health Economics, Health Affairs, and Econometrica.

Philipson has twice received the Kenneth Arrow Award of the International Health Economics Association (for best paper in the field of health economics). In addition, he was awarded the Garfield Award by Research America, the Prêmio Haralambos Simeonidis from the Brazilian Economic Association, and the Distinguished Economic Research Award from the Milken Institute.

Dr. Richard A. Schatz

Dr. Schatz was appointed to the Board of Advisors in November 2022. Dr. Schatz is research director of cardiovascular interventions at the Scripps Heart, Lung and Vascular Center in San Diego, and director of gene and stem cell therapy. He is a recognized international expert in interventional cardiology and has published and lectured extensively. In 1988, Dr. Schatz and fellow Russ Prize recipient Julio Palmaz, MD, received approval from the US Food and Drug Administration for the first study of stents in human coronary circulation. In 1994, the FDA approved the Palmaz-Schatz stent as the first such device to reduce restenosis, which is the arterial narrowing that can occur after a balloon angioplasty.

Schatz attended the State University of New York at Buffalo and earned his MD from Duke Medical School. He was honored with both the distinguished alumnus award and the Lifetime Scholar Award by Duke University Medical Center, where his honors included the Davison Scholarship Award and Lange Medical Publication Award. He also studied at the Thorax center in Rotterdam and at Oxford University. He served his internship and residency at Letterman Army Medical Center in San Francisco, followed by a fellowship at Brooke Army Medical Center at Fort Sam Houston. There, he was director of the Cardiovascular Technologist School, Cardiology Clinic, Coronary Angioplasty, and Cardiac Catheterization Labs before becoming assistant chief and then acting chief of cardiology. He is a fellow in the American College of Cardiology and a distinguished fellow of the Hong Kong Cardiology Society, and was inducted into the National Academy of Inventors and won the prestigious Russ Prize for Bioengineering for 2019, considered the American Nobel Prize, presented by the National Academy of Engineering and Ohio University, for his seminal role in the development of heart stents, which spurred a revolution in the treatment of coronary artery disease. In March 2025, Dr. Schatz was inducted into the National Inventors Hall of Fame for the invention of the Palmaz-Schatz Coronary Stent.

Herbert Wayne Boyer

Herbert Wayne Boyer was appointed to the Board of Advisors in February 2023.  He founded Genentech in 1976. Genentech developed the first synthetic insulin and then a synthetic growth hormone. He received his bachelor's degree in biology and chemistry from Saint Vincent College in Latrobe, Pennsylvania and his PhD at the University of Pittsburgh in 1963. After three years in postdoctoral work at Yale University, Mr. Boyer became an assistant professor at the University of California, San Francisco and a professor of biochemistry from 1976 to 1991, where he discovered that genes from bacteria could be combined with genes from eukaryotes. He retired as Vice-President of Genentech in 1991.

Dr. Stephen Lyod

Dr. Lyod was appointed to the Board of Advisors in April 2023.  He specializes in recovery from opioid addiction, and since 2018 has been the Chief Medical Officer of Cedar Recovery in middle Tennessee. Cedar Recovery also provides telemedical medication-assisted treatment as well. Since May 2018, he has been the National Medical Director with JourneyPure, a national provider of addiction treatment and mental health services. He is also co-chair of The Helios Alliance.  Dr. Lyod is a member of the Tennessee Board of Medical Examiners, and hosts the Seventyx7 podcast with his son and the staff of Cedar Recovery. From 2016 to 2018, he served as Medical Director and Assistance Commissioner for Substance Abuse Services with the Tennessee Department of Mental Health and Substance Abuse Services. After recovering from his own opioid addiction as an internist, he became program director for the Internal Medicine residency program at Quillen College of Medicine at East Tennessee State University, then joined the Mountain Home Veterans Administration Medical Center in Johnson City, as its Chief of Staff for Education supervising the residency training program, and becoming Chief of Medicine.  Dr. Lyod received his medical degree in 1999 from East Tennessee State University and a bachelor’s degree in biological and biomedical sciences from the University of Tennessee, Knoxville.

Rayford Etherton

Rayford Etherton was appointed to the Board of Advisors in April 2023 and has been a consultant since 2008, specializing in system dynamics, a mathematical modeling technique. He co-founded The Helios Alliance in June 2023, which applies system dynamics to addiction services and the drug supply in order to determine how different policies or spending decisions can have on overdose deaths and addiction rates. Helios is currently applying its technology to Alabama’s opioid crisis.  Mr. Etherton’s work since 2017 has focused on the opioid epidemic and its impacts. Mr. Etherton received a bachelor’s degree and a law degree from the University of Alabama and formerly practiced law.

Dr. Jake Nichols

Dr. Nichols was appointed to the Board of Advisors in August, 2023. He co-founded Ignite BioMedical in November 2022 and has been its Chief Medical Officer since its founding. From October 2022 to October 2024, he was Director of Medical Affairs, Recovery Division, of US WorldMeds, and was Senior Medical Advisor to Limitless Ventures, a team of private equity and venture partners seeking to improve mental health outcomes, from January 2020 until October 2024.  Dr. Nichols founded Renovo Health, a private consulting group specializing in addiction medicine and the pharmacotherapy of substance use disorders, in March 2019, and was its President and CEO until October 2024. From August 2019 until November 2020, he was Principal, Clinical Product Strategy for Substance Use Disorders, for axialHealthcare, from August 2019 to November 2020. Dr. Nichols received a Doctorate in Pharmacy form the Massachusetts College of Pharmacy and Health Sciences in 2020 and an MBA from UMass Boston in 2007, and has been a registered pharmacist in Massachusetts since 2000., and certified as a Substance Abuse Specialty Pharmacist since December 2020.

Dr. Christie Fowler

Dr. Fowler was appointed to the Board of Advisors in January 2024. She is a Professor and Chancellor’s Fellow, Neurobiology and Behavior at the University of California, Irvine.  Dr. Fowler heads the Fowler Lab for the Neurobiology of Addiction at UCI. She received a Bachelor of Arts at Baldwin-Wallace College and an MA and PhD., the latter in Neuroscience, at Florida State University. From 2008 to 2014, she was a Postdoctoral Research Fellow/Staff Scientist, Laboratory of Dr. Paul Kenny, Molecular Therapeutics, The Scripps Research Institute, Jupiter, Florida, and from 2004 to 2005 she was a Postdoctoral Research Fellow, Laboratory of Dr. Bruce Trapp, Lerner Research Institute, Cleveland Clinic Foundation, Cleveland, Ohio. Dr. Fowler has been the Associate Editor of the Journal of Neuroscience since 2015 and a member of the Editorial Board at Neuropsychopharmacology since 2018, and is the author of a number of peer reviewed articles in neurobiology.

Neil Sahota

Neil Sahota was appointed to the Board of Advisors in February 2024. Neil Sahota is the Chief AI Officer for Immuns, United Nations (UN) AI Advisor, author of the best-selling book, Own the A.I. Revolution, and IBM Master Inventor. Over his 20+ year career, Neil has worked with enterprises on business strategies to create next generation products/solutions powered by emerging technology as well as helping organizations create the culture, community, and ecosystem needed to achieve success such as the UN’s AI for Good initiative. Neil also actively pursues social good and volunteers with nonprofits. He is currently helping the Zero Abuse Project prevent child sexual abuse as well as Planet Home to engage youth culture in sustainability initiatives. He is a member of the Tech Coast Angels and The Cove Fund Investment committee and assists startups with investor funding. Neil also serves as a judge in the Butterworth Product Competition, mentor in the K5 Launch accelerator program, and coach for various start up competitions. In addition to his professional work, Neil has taught part-time for the past eight years at UC Irvine, UC San Diego, UCLA, Oregon State University, international programs, corporate education, and K-12. He has help create Master’s degree programs in Innovation and Entrepreneurship as well as Business Analytics. He has created certificate programs in AI, Business Analysis, Predicative Analytics, and Project Management. In addition, he has created over thirty courses over all education levels.

Frank Lackner

Mr. Lackner was appointed to the Board of Advisors in August, 2024.  Mr. Lackner has been a director or managing director of several FINRA-registered broker dealers since 2007, and is currently a Managing Director at GQR Securities, LLC in Greenwich, Connecticut. He has also been President of Lackner Capital Advisors, LLC, an advisory firm, since 2007. Prior to this, Mr. Lackner served as a managing director of an investment banking and financial advisory services company to the global insurance and financial services industry from October 2001 until October 2006. From January 1998 to October 2001, Mr. Lackner was a founder and chief executive officer of Risk Continuum, Inc., an online reinsurance trading exchange. During such time, Mr. Lackner also provided consulting services to First International Capital LLC and to other clients in the insurance industry. From September 1993 to December 1997, Mr. Lackner was a vice president of Insurance Partner Advisors, L.P., a private equity fund focused on the global insurance industry. From 1992 to 1993, Mr. Lackner was a finite risk reinsurance underwriter at the Centre Reinsurance Companies, where he worked on both corporate development projects and structuring and pricing finite risk insurance and reinsurance products. From 1990 to 1992, Mr. Lackner was an insurance investment banker at Donaldson, Lufkin & Jenrette Securities Corp. From June 2004 to July 2009, Mr. Lackner served as a director of American Safety Insurance Holdings Ltd. (NYSE: ASI), a specialty insurance company that provides customized insurance products and solutions for small and medium-sized businesses. Mr. Lackner received his Bachelors of Business Administration in Banking and Finance from Hofstra University in 1989.

Michael Bingle

Mr. Bingle was appointed to the Board of Advisors in November 2024. Mike Bingle joined Silver Lake, a global technology investment firm with more than $103 billion in assets under management, in 2000 and is currently Vice Chairman. Prior to joining Silver Lake, Mike was a principal at Apollo Management, L.P., then a large-scale, generalist private equity firm. Prior to Apollo, he worked in the Investment Banking Division of Goldman, Sachs & Co. He serves on the board of directors of Achievers, Blackhawk Network Holdings, Inc., and N-Able, Inc. He also serves on the Board of Trustees of Duke University, as a member of the Council on Foreign Relations, and as a trustee of the US Olympic & Paralympic Foundation. Previously, Mike was a director of Ameritrade Holding Corp., Ancestry.com LLC, Credit Karma, Inc., Datek Online Holdings, Inc., Fanatics, Inc., Gartner, Inc., Gerson Lehrman Group, Inc., Interactive Data Corporation, IPC Systems, Inc., Instinet, Inc., Mercury Payment Systems, SoFi Technologies, Inc., SolarWinds Corporation, and Virtu Financial, Inc. He received a B.S.E. in Biomedical Engineering from Duke University.

William Steuer

Mr. Steuer was appointed to the Board of Advisors in April 2025. Mr. Steuer is a retired career member of the U.S. Department of State’s Senior Foreign Service and will serve as GATC Health’s International Trade Advisor, aiding with the expansion of the company’s interests overseas. He brings decades of expertise in diplomacy, cross-cultural engagement, management, and high-stakes negotiations to the corporate arena. As a former Counselor of Embassy, Steuer served in leadership roles equivalent to Chief Executive and Chief Operations Officer at some of the United States' largest and most strategic embassies across Africa, Central Asia, and the Middle East.

Fred Brown

Mr. Brown was appointed to the Board of Advisors in August 2025. Since 2014, he has been the founder and president of Fred Brown Healthcare Consulting, LLC, providing C-suite strategy and operations consulting to biopharmaceutical companies, CRO’s, medical suppliers, insurers and providers. He is currently a member of the Board of Directors of PharmJet, Peptinovo, WarmiLu, and ArtiMed. He was Chief Innovation Officer of Ascension Health from 2012 to 2014; Managing Director of Ducker Worldwide Healthcare Sector from 2010 to 2012; President of Diplomat Specialty Pharmacy from 2009 to 2010; Global Head, Chemicals Vertical, at CSC Life Sciences from 2008 to 2009; Global Head, Product Lifecycle Management of Hoffman-LaRoche from 225 to 2007; Executive Vice

President, Global Services EMEA after beginning as Vice President of Life Sciences, Europe, for CSC from 1997 to 2004; Partner, North America and EMEA Pharmaceutical and Medical Products, Strategic Services, at Andersen Consulting (Accenture) form 1988 to 1997; and co-founder, Board member and Executive Vice President Business Development at Alkermes (NASDAQ:ALK) from 1986 to 1988. Mr. Brown received an MBA from Harvard Business School and a Bachelor of Science in Biology and Geology at Tufts University.

Code of Ethics

We adopted a Code of Ethics and an Insider Trading Policy in December 2021. These policies apply to all of our officers, directors, and employees.

Board Composition; Committees of the Board

The Board of Directors is comprised of seven members.  Two of those members, Jeff Moses and Jayson Uffens, are also officers.  The Board of Directors has two committees, an audit committee including COO Gene O’Bryan and Board member Uri Litvak, who chairs the committee, and a compensation committee with Mr. O’Bryan, Mr. Uffens, and Board members Phil Trad and Uri Litvak. All of our officers and directors, including the above-named executive officers and directors, are owners of the Company’s equity securities or hold options to purchase the same.

Director Independence

We currently have four independent directors, as such term is defined in NASDAQ Rule 5605.

Consulting Agreements with Executive Officers

On August 24, 2020, we entered into an at-will consulting agreement with John Stroh.  The consulting agreement requires us to pay Mr. Stroh $3,000 per month, increasing to $10,000 per month at such time as the Company raises at least $1 million. This Consulting Agreement was amended in October 2021 to reduce the amount owed to Mr. Stroh for unpaid and accrued amounts and to provide for a monthly payment of $5,000.

On August 24, 2020, we entered into an at-will consulting agreement with Jeff Moses.  The consulting agreement requires us to pay Mr. Moses $3,000 per month. This amount has been increased to $5,800 per month.

On August 24, 2020, we entered into an at-will consulting agreement with Dennis Locke.  The consulting agreement requires us to pay Mr. Locke $3,000 per month, however, payment of all of Mr. Locke’s consulting fees was deferred until October 2021. Mr. Locke ceased to be an officer in November 2021. Mr. Locke is currently an administrative employee.

In November 2021, Michael Manahan became our Chief Financial Officer for compensation of $8,000 per month, payable half in cash and half in stock options valued at $2.50 per share. Mr. Manahan’s compensation was increased in May 2022 to $13,500 per month, payable $6,000 in cash and the remainder in 3,000 stock options per month exercisable at $2.50 per share. Mr. Manahan terminated his employment on February 5, 2025.

On April 1, 2020, we entered into a consulting agreement with Gerry Martin, then a director.  Gerry Martin is a licensed real estate and business broker.  Pursuant to this agreement he will be paid $1,200 per month, and receive a success free of 3% on the value of any closed acquisition transactions originated by him.

On August 1, 2021, we entered into an at-will consulting agreement with V. Tyrone Lam, pursuant to which Mr. Lam will serve as the Company’s Chief Operating Officer for compensation of $4,000 per month plus options to purchase 100,000 shares of Common Stock for $1.875 per share. Mr. Lam was appointed as our Chief Business Development Officer in August 2024. His compensation was increased during 2022 to $8,000 per month, and in 2023 to $10,000 per month. Mr. Lam is also provided with the use of a company car.

Ian Jenkins receives $11,250 per month plus approximately $1,000 in fringe benefits. Jayson Uffens receives $12,917 per month plus a meal and travel allowance of $1,000 per month. Mr. Uffens owns IrisMind, LLC, which provides IT support and hosting services from unaffiliated third parties at cost plus a small administrative fee.

We appointed Eugene O’Bryan as our Chief Operating Officer in August 2024. He receives $7,500 in cash each month, increasing to $10,500 at such time as we raise no less than $10 million in equity capital after the date of his appointment. Mr. O’Bryan was also granted options to purchase 80,000 shares of our common stock for $.01 per share, of which 50,000 vested immediately and 3,000 options vest for each month of service. He exercised 56,000 options in December 2024.

Gerald DeCiccio receives $12,500 in cash each month and was also granted options to purchase 100,000 shares of our common stock for $5.00 per share. The options are exercisable for a period of five years and vest one-fourth at the first anniversary of employment and the remainder over time up to thirty-six months.

Consultants’ Fees and Options

We employ consultants, including members of our Board of Advisors, from time to time, in connection with scientific research, business development and managerial duties, compensating them with cash, shares, options or a combination of cash and options. We have also issued options as finders fees, or in connection with investments in our private securities offerings as negotiated by the purchaser. The following table summarizes the options and warrants, to each individual officer or director, or according to the relevant category. When an individual has moved to a different role, for example, a member of the Board of Advisors becomes a full time employee, his or her options are classified in the current position. The following information is presented as of December 31, 2024. In December 2024, the Board of Directors approved an extension to options held by most of the current officers, employees and consultants who continue to provide services to us, until December 31, 2029.

Officers and Directors	No. Options	Latest expiration
John Stroh, Interim Chief Executive Officer	0
Dr. Rahul Gupta, President	600,000	2/10/2030
Jeff Moses, Chief Compliance Officer and Director	1,334,532	11/5/30
V. Tyrone Lam, Chief Marketing Officer	2,978,128	11/5/30
Gerald DeCiccio, Chief Financial Officer	167,266	11/5/30
Ian Jenkins, Chief Science Officer	9,023,374	11/5/30
Jayson Uffens, Chairman, Chief Technology Officer and Director	9,123,374	11/5/30
Eugene O'Bryan, Chief Operating Officer	361,266	11/5/30
Dennis Locke, Director	517,266	11/5/30
Dr. Lin Yu, Director	526,906	11/5/30
Phil Trad, Director	476,906	11/5/30
Uri Litvak, Director	226,906	11/5/30
Robert Davidson, Director	126,906	11/5/30
Total executive officers and directors (13)	25,462,831
(weighted average exercise price $4.22 per share)
This table does not include 2,044,000 options issued to former officers at a weighted average per share exercise price of $1.93 per share

Options to others (includes former consultants and employees):	Options	Weighted average exercise price	Latest Expiration
Scientific Board of Advisors and Scientific Consulting	3,535,000	$1.98	12/31/29
Business Board of Advisors and Business Consulting	29,803,098	$3.28	12/31/29
Manhattan Street Capital, warrants for Reg A Platform fee	72,610	$1.67	10/27/22
Options issued in connection with securities purchases	863,334	$2.09	12/31/29
Options issued for finders fees	5,735,163	$2.39	12/31/29
Options to non-officer employees and staff	8,129,548	$3.57	11/5/30
Options to Hypereon, LLC for tech services	213,600	$2.50	12/31/29

In July 2022, we agreed to pay a member of our Board of Advisors a royalty of 2% on the gross revenues from our contract with Igentify. Igentify is to provide genomic data for analysis. To date, no revenues have been generated from that contract. In February 2024, in consideration of the exercise of 533,333 Class A Warrants, a corporation owned by that individual was granted a reduction in the 1,000,000 Class A Warrants and 1,000,000 Class B Warrants to $1.875 and $3.00, respectively and in addition, was granted a 0.75% ownership interest in its opioid use disorder molecules and a 0.75% ownership interest in our Alzheimer molecule, as and when developed, and our GATC West Virginia, Inc. subsidiary granted that corporation a 0.75% ownership interest in our PTSD disorder molecule, as and when developed.

Equity Incentive Plans

On March 31, 2021, the Board of Directors proposed the adoption of the 2021 Equity Incentive Plan (the “Plan”) under which options, including incentive stock options, restricted stock, or restricted stock units may be issued to employees, directors, officers or consultants. The Plan was approved by shareholders at the Annual Meeting held on June 7, 2021A total of 8,000,000 shares of Common Stock have been reserved under the Plan. In August 2021, the Company issued 3,200,000 options to purchase shares of Common Stock at $1.875 per share under the Plan to its technical and scientific staff, including 600,000 options to each of Ian Jenkins and Jayson Uffens. We issued an additional 2,180,000 options under the Plan in February 2023 to officers and employees included in the above table.

The Board of Directors approved the 2024 Equity Incentive Plan (the 2024 Plan) in February 2024. A total of 20,000,000 shares are reserved under the 2024 Plan, under which 18,050,000 options were issued on March 31, 2024, including 600,000 options to each of Ty Lam and Jeff Moses, 200,000 options to Dennis Locke, 50,000 options to Dr. Lin Yu, 400,000 options to Phillip Trad, and 2,000,000 options to each of Jayson Uffens and Ian Jenkins, all set forth in the above table. We intend to present the 2024 Plan to our shareholders for approval at the next annual meeting.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays the voting securities beneficially owned by (1) any individual director or executive officer, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 5% of our common stock as of December 31, 2025.

Title of class	Name and position, if any	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Footnote	Percent of class(2)	Percent of voting power (3)
Common Stock	John Stroh, Interim Chief Executive Officer	65,500	0	(4)	0.1%	0.0%
Common Stock	Dr. Rahul Gupta, President	0	600,000	(5)	0.6%	0.2%
Common Stock	Jeff Moses, President and Director	2,399,614	1,334,532	(6)	3.7%	2.9%
Common Stock	Gerald DeCiccio, Chief Financial Officer	0	167,266	(7)	0.2%	0.1%
Common Stock	Jayson Uffens, Chief Technology Officer and Chairman of the Board	6,633,420	9,123,374	(8)	14.3%	22.1%
Common Stock	Ian Jenkins, Chief Science Officer	6,658,420	9,023,374	(9)	14.3%	22.0%
Common Stock	Ty Lam, Chief Business Officer	91,654	2,978,128	(10)	3.0%	0.9%
Common Stock	Eugene O'Bryan, Chief Operating Officer	399,993	361,266	(11)	0.8%	0.2%
Common Stock	Dennis Locke, Director	2,363,566	517,266	(12)	2.8%	2.6%
Common Stock	Lin Yu, Director	0	526,906	(13)	0.5%	0.2%
Common Stock	Phillip Trad, Director	110,000	476,906	(14)	0.5%	0.2%
Common Stock	Uri Litvak, Director	100,000	226,906	(15)
Common Stock	Bob Davidson, Director	1,675,000	126,906	(16)
Common Stock	All executive officers and directors as a group (10 persons)	20,397,167	10,026,970		27.4%	62.7%
Common Stock	Sakura Tran	5,638,667	11,526,970	(17)	10.1%	33.7%
Common Stock	Gerry Martin	6,858,977	10,026,970	(18)	11.9%	34.7%

(1) All information is as of December 31, 2025 and is based on 76,402,478 outstanding shares of Common Stock and 611,048.90 shares of Series A Convertible Preferred Stock (each share of which is convertible into 40 shares of Common Stock but has 400 votes per share).

(2) The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire and also gives effect to the conversion of the Series A Convertible Preferred Stock. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100%.

(3) The column “Percent of Voting Power” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire and also gives effect to the voting power of the Series A Convertible Preferred Stock. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100%. For holders of Series A Convertible Preferred Stock, the number of effective votes per share has been adjusted pursuant to an October 23, 2023 Voting Trust Agreement.

(4) Comprised of shares of Common Stock directly held by Mr. Stroh.
(5) Includes options to purchase 400,000 shares of common stock at a price of $4.00 per share as well as options to purchase 100,000 shares owned by Dr. Gupta's spouse.

(6) Includes 399,614 shares of common stock, options to purchase 1,334,532 shares of Common Stock at prices ranging from $2.00 to $6.00 per share, as well as 2,000,000 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock.

(7) Includes options to purchase 100,000 shares of common stock at $5.00 per share and options to purchase 67,266 shares at $6.00 per share.

(8) Includes 6,629,420 shares of common stock, options to purchase 9,123,374 shares of common stock at prices ranging from $0.9375 to $6.00 and 400 shares of Common Stock upon conversion of 100 share of Series A Convertible Preferred Stock; and the effect of a Voting Trust Agreement between the holders of all Series A Convertible Preferred Stock, giving this individual the right to direct the voting of 150,000 shares of that class. All securities are held through a family trust or a limited liability company controlled by this individual.

(9) Includes 6,654,420 shares of common stock, options to purchase 9,023,374 shares of common stock at prices ranging from $0.9375 to $6.00 per share; 400 shares of Common Stock upon conversion of 100 share of Series A Convertible Preferred Stock; and the effect of a Voting Trust Agreement between the holders of all Series A Convertible Preferred Stock, giving this individual the right to direct the voting of 150,000 shares of that class.

(10) Includes 91,654 shares of common stock and options to purchase an aggregate of 2,978,128 shares of Common Stock at prices ranging from $0.4675 to $6.00 per share, some of which options and shares are held by a family trust.

(11) Includes shares owned by a personal service company owned by him, options to purchase 44,000 shares of common stock at a price of $0.01 per share, vesting 3,000 shares per month commencing in December 2024, and vested options to purchase 317,266 shares at prices ranging from $5.00 to $6.00 per share.

(12) Includes 363,566 shares of common stock, options to purchase 517,266 shares of common stock at $2.00 to $6.00 per share as well as 2,000,000 shares of common stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock.

(13) Includes options to purchase 400,000 shares of Common Stock at $1,875 per share and options to purchase 126,906 shares at $5.00 to $6.00 per share.
(14) Includes options to purchase 400,000 shares of Common Stock at $2.50 per share and options to purchase 117,266 shares at $5.00 to $6.00 per share.
(15) Includes options to purchase 226,906 shares at $5.00 to $6.00 per share.
(16) Includes shares of common stock held in a family trust and options to purchase 100,000 shares at $5.00 per share and options to purchase 26,906 shares at $6.00 per share.

(17) Sakura Tran beneficially owns these shares, including 16,932 shares of common stock and 10,173,334 shares issuable upon conversion of 254,333.35 shares of Series A Convertible Preferred Stock, through Evolutionary Analytics, LLC a limited liability company of which she is the manager, as well as options to purchase 7,300,000 shares of Common Stock at prices of $2 to $5 per share.

(18) Includes 1,350,029 shares of common stock held directly by Mr. Martin, 25,620 shares of common stock owned by an LLC of which Mr. Martin is manager and 1,766,932 shares of common stock owned by a trust of which Mr. Martin is trustee; options to purchase 10,026,970 shares of Common Stock at prices ranging from $2.00 to $6.00 per share held by the trust, as well as 256,615.55 shares of Series A Convertible Preferred Stock through the trust, convertible into 10,264,622 shares of Common Stock.

Item 5.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Relationship between the Company and AI Naturals

Certain aspects of Operon were developed by Frélii Inc., a related party controlled by Ian Jenkins, the Company’s Chief Science Officer and Jayson Uffens, the Company’s Chairman and Chief Technology Officer, and assigned to AI Naturals on July 7, 2019. On July 24, 2020, AI Naturals transferred these intellectual property rights to us in exchange for 2,000,000 shares of our Common Stock. We have relicensed Operon to AI Naturals with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of AI Naturals’ gross revenues. This license fee was reduced in February 2023 to 15%. We loaned $8,000 to AI Naturals in 2020 and an additional $107,000 in the nine months ended September 30, 2021. GATC Rx, our subsidiary, loaned $72,000 to AI Naturals during June to October 2020. As of December 31, 2020, and September 30, 2021, AI Naturals owes us and GATC Rx a total of $79,800 and $186,800, respectively. The loans bore no interest and were payable on demand. The loans were forgiven as of February 2022 in connection with the February 2023 reduction in the license fee. AI Naturals currently owns 800,000 shares of our common stock. All intercompany transactions between us and the above entities have been eliminated in the accompanying consolidated financial statements. On July 16, 2025, the Company terminated the royalty agreement with AI Naturals and entered into a master services agreement.  As a result of the termination of the royalty agreement, management believes that the Company no longer has a variable interest in AI Naturals. Accordingly, in accordance with ASC 810-10-40-5, the Company will not consolidate AI Naturals’ balances and activities within our consolidated financial statements.

Relationship between Us and GATC DB Care Corp

We and GATC DB Care Corp had the same President, Chief Financial Officer, Science and Technology officers, and two of the three directors. On March 23, 2021, we licensed Operon to GATC DB Care Corp, in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. On April 14, 2021, we loaned $100 to GATC DB Care Corp to enable that company to open a bank account. In April 2022, we reacquired the license from GATC DB in exchange for 7,362,506 shares of our common stock.

Relationship between Us and Frélii, Inc.

The foundations of Operon were developed by Frélii, Inc. (“Frélii”), a related party controlled by Ian Jenkins, the Company’s Chief Science Officer and Jayson Uffens, the Company’s Chairman and Chief Technology Officer.  On July 24, 2020, Frélii transferred the patent rights for Operon to us pursuant to an assignment agreement.  Under this agreement, we are required to pay Frélii a 3% royalty on net sales. Our Chief Technology Officer is the former chief executive officer of Frélii and owns 16% of Frélii’s common stock.

Other Relationships

We have entered into a consulting agreement effective April 1, 2021, with a shareholder and former director, Gerry Martin, pursuant to which Mr. Martin will seek candidates for strategic equity partners, acquisitions, joint ventures or executive recruiting, and business development. Mr. Martin will be paid $1,200 per month in cash as well as a 3% success fee on any transaction originated by him. He is a licensed California real estate broker and as such is licensed to receive commissions on business acquisitions.

A significant amount of the Company’s product development work is provided by Iris Mind, an entity controlled by Jayson Uffens, the Company’s Chief Technology Officer. During the years ended December 31, 2024 and 2023, the Company paid Iris Mind $532,103 and $373,829 for monthly consulting services, respectively, with a balance due of $0 and $0 as of December 31, 2024 and 2023, respectively. In addition, Iris Mind was granted options to purchase 100,000 shares of the Company's common stock for a period of 5 years at $5.00 per share in December 2024, valued at $228,429 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $228,429 and $0, respectively, for this award.

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 10.1% of our Common Stock as of December 31, 2025, is a party to a consulting agreement for support services to our technology team, related to the procurement of qualified individuals or companies who can provide artificial intelligence and other services in connection with the Company’s research and development projects (“Services”). Pursuant to the contract, Evolutionary Analytics is paid a monthly fee plus the amounts paid to the independent contractors that provide the services. Of the monthly payment, Evolutionary Analytics was entitled to $15,000 per month commencing on September 1, 2020 and then increasing to $20,000 per month in June 2023. In January 2024, the agreement changed from flat fee to invoiced as incurred. During the years ended December 31, 2024 and 2023, the Company incurred $819,125 and $924,021, respectively, related to the Services.  The Company has a balance owed to Evolutionary Analytics of $0 and $37,375 at December 31, 2024 and 2023, respectively.  The contract is for twelve months and automatically renews for an additional year. In addition, Evolutionary Analytics was granted options to purchase 3,600,000 shares of the Company's common stock for a period of 5 years at $2.00 per share in February 2023, valued at $3,014,962 (based on the Black Scholes options pricing method on the date of grant), 3,700,000 options for a period of 5 years at $5.00 in March 2024, valued at $8,741,132 (based on the Black Scholes options pricing method on the date of grant), and 3,000,000 for a period of 5 years at $5.00 in December 2024, valued at $6,852,858 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $15,593,990 and $3,01,962, respectively, for these awards.

Copazul Capital Trust and Corporate Money Investments, which beneficially control 11.9% of our Common Stock as of December 31, 2025, were granted options for marketing services to purchase 4,000,000 shares of the Company's common stock for a period of 5 years at $5.00 in March 2024, valued at $9,449,872 (based on the Black Scholes options pricing method on the date of grant), and 3,000,000 for a period of 5 years at $5.00 in December 2024, valued at $6,852,858 (based on the Black Scholes options pricing method on the date of grant).  The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $16,302,730 and $0, respectively, for these awards. During the years ended December 31, 2024 and 2023, the Company paid these entities $64,200 and $118,575 for monthly marketing services, respectively, with a balance due of $0 and $0 as of December 31, 2024 and 2023, respectively.

Wheatland IT Services LLC and its subsidiary, Kaitain LLC, which are owned by the wife of a Company employee, were granted options for IT and marketing services to purchase 3,200,000 shares of the Company's common stock for a period of 5 years at $2.00 per share in February 2023, valued at $2,679,966 (based on the Black Scholes options pricing method on the date of grant), 1,000,000 options for a period of 5 years at $5.00 in March 2024, valued at $2,362,468 (based on the Black Scholes options pricing method on the date of grant), and 1,000,000 for a period of 5 years at $5.00 in December 2024, valued at $2,284,286 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. In addition, on October 1, 2024, the Company issued 200,000 common shares valued at $1,000,000 (based on the estimated fair value of the stock on the date of issuance) for services rendered. During the years ended December 31, 2024 and 2023, the Company recorded $5,146,754 and $2,679,966, respectively, for these awards. During the years ended December 31, 2024 and 2023, the Company paid these entities $64,000 and $53,500 for monthly IT and marketing services, respectively, with a balance due of $0 and $3,200 as of December 31, 2024 and 2023, respectively.

Phillip Trad, a director commencing in March 2024, was paid $241,500 and $176,000 during the years ended December 31, 2024 and 2023, respectively, with a balance due of $17,689 and $0 as of December 31, 2024 and 2023, respectively, for legal services and for cost reimbursements. In addition, Mr. Trad was granted options to purchase 400,000 shares of the Company's common stock for a period of 5 years at $2.50 per share in March 2024, valued at $1,312,6473 (based on the Black Scholes options pricing method on the date of grant), and 26,906 options for a period of 5 years at $6.00 in November 2025, valued at $59,446 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $1,312,673 and $0, respectively, for these awards.

Uri Litvak, a director commencing in May 2025, was paid $44,800 and $0 during the years ended December 31, 2024 and 2023, respectively, with a balance due of $0 and $0 as of December 31, 2024 and 2023, respectively, for legal services and for cost reimbursements. Mr. Litvak was granted options to purchase 200,000 shares of the Company's common stock for a period of 5 years at $5.00 per share in June 2025, valued at $545,546 (based on the Black Scholes options pricing method on the date of grant), that vest over time up to forty-eight months, and 26,906 options for a period of 5 years at $6.00 in November 2025, valued at $59,446 (based on the Black Scholes options pricing method on the date of grant), that vest immediately. In addition, on June 18, 2024, the Company issued 100,000 common shares valued at $500,000 (based on the estimated fair value of the stock on the date of issuance) for services rendered During the years ended December 31, 2024 and 2023, the Company recorded $500,000 and $0, respectively, for these awards.

On June 4, 2021, our shareholders approved an amendment to the Articles of Incorporation authorizing us to issue Series A Convertible Preferred Stock. This security is convertible into forty shares of Common Stock but entitles the holder to 400 votes per share. All shareholders were given the opportunity to convert their common shares into Series A Convertible Preferred Stock. Together with a non-executive shareholder holding 3,000,000 shares of Common

Stock who converted into 600,000 shares of Series A Convertible Preferred Stock, executives Stroh, Moses and Locke, and director Gerry Martin respectively elected to convert their 200,000, 500,000, 500,000 and 4,000,000 shares of Common Stock into 20,000, 50,000, 50,000 and 400,000 shares of Series A Convertible Preferred Stock.  On October 23, 2023, all of the holders of Series A Convertible Preferred Stock entered into a Voting Trust Agreement between themselves and each of Jayson Uffens and Ian Jenkins. Jayson Uffens is the trustee of the Voting Trust. The agreement provides that Copazul Capital Trust and Evolutionary Analytics would each transfer 100 of their shares to one of these two officers, and that none of the holders of Series A Convertible Preferred Stock would transfer any of their shares to persons who are not already holders. If the vote or consent regarding any matter is presented to the holders of the Series A Convertible Stock, the Trustee must vote such shares in accordance with the instructions of the beneficial owner, except that each of Mr. Uffens and Mr. Jenkins are to be deemed to hold 150,000 shares of Series A Convertible Preferred Stock. The agreement terminates upon completion of a firm underwriting offering for our Common Stock with aggregate gross proceeds to us exceeding $80 million, of the termination of lockup or other requirements by the underwriter in the offering. The agreement may have the effect of discouraging a hostile takeover of GATC Health by making it more difficult for a third party to acquire ownership of shares of Series A Convertible Preferred Stock.

Item 6.

OTHER INFORMATION

Sales of Unregistered Securities.

Net proceeds from the sale of 2,809,188 shares of common stock at a price of $5.00 per share and from the exercise of warrants to purchase 1,603,929 shares of common stock for the year ended December 31, 2024 have been used for research and development as well as general and administrative expenses.

Item 7.

FINANCIAL STATEMENTS INDEX

The following financial statements are included in this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

GATC Health Corp

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GATC Health Corp (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has experienced recurring losses and negative cash flows from operations, has an accumulated deficit and limited liquid resources, and requires significant additional capital to execute its business plan. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Haskell & White LLP

HASKELL & WHITE LLP

We have served as the Company’s auditor since 2024.

Irvine, California

March 12, 2026

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023

ASSETS
Current assets:
Cash	$8,561,860	$867,260
Accounts receivable	50,000	-
Notes receivable - related party	37,268	62,268
Prepaid services	3,307,065	-
Other current assets	291,434	1,079,496
Total current assets	12,247,627	2,009,024

Property and equipment, net	467,256	351,046
Intangible assets, net	156,436	97,384
Operating lease right-of-use assets, net	529,185	424,251
Other assets	26,582	26,715
Total assets	$13,427,086	$2,908,420

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$552,630	$872,619
Accounts payable - related parties	10,500	65,875
Current portion of operating lease liabilities	367,457	208,366
Contract liability	62,500	62,500
Loan payable	205,830	-
Other current liabilities	214,529	88,676
Total current liabilities	1,413,446	1,298,036
Long-term liabilities:
Contract liability, net of current portion	1,062,500	1,125,000
Loan payable, net of current portion	80,000	-
Income tax payable (Note 10)	1,915,088	1,865,088
Operating lease liabilities, net of current portion	181,348	220,457
Total long-term liabilities	3,238,936	3,210,545
Total liabilities	4,652,382	4,508,581

Stockholders' equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized
Series A Convertible Preferred stock, $0.0001 par value, 1,500,000 shares authorized; 631,049 and 699,204 issued and outstanding at December 31, 2024 and 2023, respectively; per share liquidation preference parity with common stock	63	70
Common stock, $0.0001 par value, unlimited shares authorized; 71,504,031 and 63,089,069 shares issued and outstanding at December 31, 2024 and 2023, respectively	7,143	6,308
Class B Common stock, $5.00 par, 1,000,000 authorized, 400,000 and none issued and outstanding at December 31, 2024 and 2023, respectively	-	-
Additional paid-in-capital	182,571,507	68,783,581
Accumulated deficit	(172,164,617)	(68,679,286)
Total GATC Health stockholders' equity	10,414,096	110,673
Noncontrolling interest	(1,639,392)	(1,710,834)
Total stockholders' equity	8,774,704	(1,600,161)
Total liabilities and stockholders' equity	$13,427,086	$2,908,420

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2024	2023

Net revenues	$62,500	$62,500
Cost of revenues	-	1,500
Gross profit	62,500	61,000

Operating expenses:
Research and development	54,152,931	11,512,555
Marketing expenses	29,701,354	5,541,954
General and administrative	19,787,055	16,656,559
Total operating expenses	103,641,340	33,711,068
Loss from operations	(103,578,840)	(33,650,068)

Other expense (income):
Interest expense	-	9,912
Other income	(218,415)	91,861
Loss on sale of assets	20,864	-
Impairment of intangible assets	(17,400)	-
Total other expense	(214,951)	101,773

Loss before income taxes	(103,363,889)	(33,751,841)
Income taxes	50,000	300,000

Net loss	(103,413,889)	(34,051,841)
Net income (loss) attributable to the noncontrolling interest	71,442	(599,454)
Net loss attributable to GATC Health	$(103,485,331)	$(33,452,387)

Net loss per share attributable to GATC Health, basic and diluted	$(1.50)	$(0.56)

Weighted average number of shares outstanding
Basic and diluted	68,994,389	60,080,764

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Series A Convertible Preferred Stock		Common Stock		Additional Paid	Stock Subscription	Accumulated	Distribution to	GATC Health Stockholders'	Non-Controlling	Total Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Naturals Shareholder's	Equity	Interest	Equity (Deficit)
Balance as of December 31, 2022	727,382	$ 73	58,137,996	$ 5,814	$ 37,595,371	$ -	$ (35,226,899)	-	$ 2,374,359	$ (1,111,380)	$ 1,262,979

Issuance of common stock and warrants for cash in conjunction with $2.50 per unit private placement	-	-	2,048,300	205	4,963,545	-	-	-	4,963,750	-	4,963,750
Issuance of common stock for cash in conjunction with $5.00 per share private placement	-	-	364,546	36	1,822,694	-	-	-	1,822,730	-	1,822,730
Issuance of common stock for services	-	-	264,380	26	762,799	-	-	-	762,825	-	762,825
Issuance of common stock for prepaid legal services	-	-	110,000	11	206,239	-	-	-	206,250	-	206,250
Issuance of options for services	-	-	-	-	16,108,531	-	-	-	16,108,531	-	16,108,531
Modification of options	-	-	-	-	8,419,397	-	-	-	8,419,397	-	8,419,397
Offering costs in conjunction with financings	-	-	-	-	(1,170,782)	-	-	-	(1,170,782)	-	(1,170,782)
Conversion of Series A convertible preferred stock to common stock	(28,178)	(3)	1,127,147	113	(110)	-	-	-	-	-	-
Exercise of warrants for cash	-	-	36,700	3	75,997	-	-	-	76,000	-	76,000
Investment in GATC West Virginia	-	-	1,000,000	100	(100)	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(33,452,387)	-	(33,452,387)	(599,454)	(34,051,841)
Balance as of December 31, 2023	699,204	$ 70	63,089,069	$ 6,308	$ 68,783,581	$ -	$ (68,679,286)	-	$ 110,673	$ (1,710,834)	$ (1,600,161)

Issuance of common stock for cash in conjunction with $5.00 per share private placement	-	-	2,809,188	276	13,820,668	-	-	-	13,820,944	-	13,820,944
Offering costs in conjunction with financings	-	-	-	-	(1,788,974)	-	-	-	(1,788,974)	-	(1,788,974)
Issuance of common stock for services	-	-	686,364	66	3,319,254	-	-	-	3,319,320	-	3,319,320
Issuance of options for services	-	-	-	-	76,592,873	-	-	-	76,592,873	-	76,592,873
Exercise of warrants for cash	-	-	1,603,929	161	3,631,980	-	-	-	3,632,141	-	3,632,141
Exercise of options for cash	-	-	589,332	59	400,500	-	-	-	400,559	-	400,559
Modification of options	-	-	-	-	15,811,891	-	-	-	15,811,891	-	15,811,891
Conversion of Series A convertible preferred stock to common stock	(68,155)	(7)	2,726,149	273	(266)	-	-	-	-	-	-
Issuance of West Virginia common stock for cash	-	-	-	-	2,000,000	-	-	-	2,000,000	-	2,000,000
Net loss	-	-	-	-	-	-	(103,485,331)	-	(103,485,331)	71,442	(103,413,889)
Balance as of December 31, 2024	631,049	$ 63	71,504,031	$ 7,143	$ 182,571,507	$ -	$ (172,164,617)	-	$ 10,414,096	$ (1,639,392)	$ 8,774,704

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm

GATC HEALTH CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023

Cash flows from operating activities:
Net loss	$(103,413,889)	$(34,051,841)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	158,169	120,777
Amortization expense	103,548	121,035
Amortization of right-of-use assets	321,187	268,274
Stock issued for services	2,395,154	762,825
Options issued for services	74,983,053	16,108,531
Modification of options	15,811,891	8,419,397
Loss on sale of property and equipment	20,864	6,537
Impairment of intangible asset	17,400	100,000
Changes in operating assets and liabilities:
Accounts receivable	(50,000)	-
Notes receivable - related party	25,000	(1,006)
Other current assets	14,983	(814,504)
Other assets	133	-
Accounts payable	(319,989)	439,592
Accounts payable - related parties	(55,375)	17,591
Operating lease liabilities	(306,139)	(292,082)
Contract liability	(62,500)	270,833
Income tax payable	50,000	350,000
Other current liabilities	125,853	29,856
Net cash used in operating activities	(10,180,657)	(8,144,185)

Cash flows from investing activities:
Purchase of property and equipment	(125,243)	(196,370)
Proceeds from sale of property and equipment	5,000	23,000
Purchase of intangible assets	-	(134,779)
Net cash used in investing activities	(120,243)	(308,149)

Cash flows from financing activities:
Issuance of common stock for cash in conjunction with $5.00 per share private placement	13,820,944	1,822,730
Issuance of GATC WV common stock for cash for $5.00 per share	2,000,000	-
Issuance of common stock and warrants for cash in conjunction with $2.50 per unit private placements	-	4,963,750
Offering costs in conjunction with financings	(1,788,974)	(1,170,782)
Exercise of warrants for cash	3,632,141	76,000
Repayments on loan payable	(69,170)	-
Exercise of options for cash	400,559	-
Net cash provided by financing activities	17,995,500	5,691,698

Net decrease in cash	7,694,600	(2,760,636)

Cash at beginning of period	867,260	3,627,896
Cash at end of period	$8,561,860	$867,260

Non-cash investing and financing activities:
Conversion of Series A convertible preferred stock to common stock	$273	$113
Acquisition of intangible assets in conjunction with loans payable	$180,000	$-
Acquisition of fixed assets in conjunction with loans payable	$175,000	$-
Options granted for prepaid services	$1,609,820	$-
Common stock issued for prepaid services	$924,166	$-
Extension of Irvine, California office lease	$57,611	$-
Investment in West Virginia subsidiary	$-	$100
Common stock issued for prepaid legal services	$-	$206,250
Operating lease associated with West Virginia subsidiary	$-	$436,676
Disposal of depreciated property and equipment	$-	$108,538

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm

GATC HEALTH CORP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

GATC Health Corp, a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company also consolidated GATC Naturals Corp. (“AI Naturals”) as a variable interest entity, but owns 0% of AI Naturals (see Note 12).

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“Operon”). Operon sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence.

In August 2021 and in June 2023, the Company’s Board of Directors declared a stock split to stockholders of record of the Company’s issued and outstanding shares of common stock. With respect to outstanding warrants and options and the Series A Convertible Preferred Stock, the number of shares of common stock obtainable upon exercise or conversion and the exercise prices and conversion rate have been equitably adjusted. As such, all share and per share amounts have been retroactively adjusted to reflect the stock splits.

Subsidiaries of the Company

Subsidiaries	State Registered In	Percentage of Ownership
GATC Alzheimer’s Solutions, Inc.	Delaware	100%
GATC Analgesic Solutions, Inc.	Delaware	100%
GATC Anxiety Solutions, Inc.	Delaware	100%
GATC Dementia Solutions, Inc.	Delaware	100%
GATC Depression Solutions, Inc.	Delaware	100%
GATC Diabetes Solutions, Inc.	Delaware	100%
GATC Lupus Solutions, Inc.	Delaware	100%
GATC North Dakota, Inc.	North Dakota	100%
GATC OUD Solutions, Inc.	Delaware	100%
GATC PUD Solutions, Inc.	Delaware	100%
GATC Canada, Inc.	Canada	100%
GATC West Virginia, Inc.	West Virginia	100%

GATC West Virginia

GATC West Virginia, Inc. (“GATC WV”), a West Virginia corporation was incorporated on February 7, 2023 as a subsidiary of the Company. GATC WV is engaged in the business of expanding development of the Company’s drug candidate to treat Post-Traumatic Stress Disorder and continue the development of the Company’s drug candidate to treat fentanyl addiction.  On December 31, 2023, the Company issued 1,000,000 of its common shares to GATC WV.

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

GATC Canada, Inc.

GATC Canada, Inc. (“GATC Canada”), a Canadian corporation was incorporated on April 4, 2023 as a subsidiary of the Company. GATC Canada is engaged in the business of expanding development of the Company’s drug candidates through grants from Canadian government agencies.

GATC Alzheimer’s Solutions, Inc

GATC Alzheimer’s Solutions, Inc. (“GATC Alzheimer’s”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Alzheimer’s intends to use the Company’s drug candidate to treat Alzheimer’s.

GATC Analgesic Solutions, Inc

GATC Analgesic Solutions, Inc. (“GATC Analgesic”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Analgesic intends to use the Company’s drug candidate to treat analgesic solutions.

GATC Anxiety Solutions, Inc

GATC Anxiety Solutions, Inc. (“GATC Anxiety”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Anxiety intends to use the Company’s drug candidate to treat anxiety solutions.

GATC Dementia Solutions, Inc

GATC Dementia Solutions, Inc. (“GATC Dementia”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Dementia intends to use the Company’s drug candidate to treat dementia.

GATC Depression Solutions, Inc

GATC Depression Solutions, Inc. (“GATC Depression”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Depression intends to use the Company’s drug candidate to treat depression.

GATC Diabetes Solutions, Inc

GATC Diabetes Solutions, Inc. (“GATC Diabetes”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Diabetes intends to use the Company’s drug candidate to treat diabetes.

GATC Lupus Solutions, Inc

GATC Lupus Solutions, Inc. (“GATC Lupus”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC Lupus intends to use the Company’s drug candidate to treat lupus.

GATC North Dakota, Inc

GATC North Dakota, Inc. (“GATC North Dakota”), a North Dakota corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC North Dakota intends to expand development of the Company’s drug candidates through grants from North Dakota government agencies.

GATC OUD Solutions, Inc

GATC OUD Solutions, Inc. (“GATC OUD”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC OUD intends to use the Company’s drug candidate to treat OUD (Opioid Use Disorder) solutions.

GATC PUD Solutions, Inc

GATC PUD Solutions, Inc. (“GATC PUD”), a Delaware corporation was incorporated on August 28, 2024 as a subsidiary of the Company. GATC PUD intends to use the Company’s drug candidate to treat PUD (Polysubstance Use Disorder) solutions.

GATC Rx Corp.

GATC Rx had no substantive business operations in 2024 and 2023 and was dissolved in 2024.

Except for GATC WV, there is no activity in any of the Company’s subsidiaries.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The Company currently operates in one business segment. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of businesses or separate business entities.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  The Company had an accumulated deficit of $172,164,617 and $68,679,286 at December 31, 2024 and 2023, respectively, had working capital of $10,834,181 and $710,988 at December 31, 2024 and 2023, respectively, had a net loss of $103,413,889 and $33,051,841 for the years ended December 31, 2024 and 2023, respectively, and net cash used in operating activities of $10,180,657 and $8,144,185 for the years ended December 31, 2024 and 2023, respectively, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to expand operations and generate revenues, the Company’s cash position is not significant enough to support the Company’s daily operations for a period of at least 12 months from the date these financial statements were issued.  Management intends to raise additional funds by way of a private offering.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.  While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, raise necessary capital, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. See Note 13 for a description of financing transactions occurring after December 31, 2024.

Risks and Uncertainties

Substantial business risks and uncertainties are inherent to an entity, including the potential risk of business failure.

The Company is headquartered and operates in the United States. To date, the Company has generated limited revenues from operations.  There can be no assurance that the Company will be able to raise additional capital and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Also, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. Currently, these contingencies include general economic conditions, competition, and governmental and political conditions.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements.  The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

Principles of Consolidation

The Company consolidates all entities that we control by ownership of a majority voting interest. Additionally, there are situations in which consolidation is required even though the usual condition of consolidation (ownership of a majority voting interest) is not present. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." An enterprise must consolidate a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not own an equity interest in AI Naturals; however, as the Company held a significant variable interest through a Royalty License Agreement and common management, the Company was the primary beneficiary of AI Naturals during the years ended December 31, 2024 and 2023 due to our ability to direct the activities of AI Naturals. As a result, the Company consolidated AI Naturals’ balances and activity within our consolidated financial statements. On July 16, 2025, the Company terminated the royalty agreement with AI Naturals and entered into a master services agreement.  As a result of the termination of the royalty agreement, management believes that the Company no longer has a variable interest in AI Naturals. Accordingly, in accordance with ASC 810-10-40-5, the Company will not consolidate AI Naturals’ balances and activities within our consolidated financial statements. In addition, as the Company does not hold any equity interests in AI Naturals, there is no gain or loss upon deconsolidation.

The Company eliminates all significant intercompany transactions from its financial results, including the intercompany transactions with consolidated VIEs.

Ownership interests in the Company's subsidiaries held by parties other than the Company are presented separately from the Company's equity in the consolidated balance sheets as "noncontrolling interests." The amount of consolidated net loss attributable to the Company and the noncontrolling interests are both presented on the face of the consolidated statements of operations.

Use of Estimates

The preparation of the accompanying consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.  The more significant estimates and assumptions by management include among others: common stock, warrants and options valuation and related expense attribution periods, useful lives of intangible assets and property and equipment, depreciation of property and equipment, and the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

The Company currently has three principal revenue streams:

1. Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day.

2. The Company also develops Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. On January 19, 2022, AI Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay AI Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to psilocybin and mycelium-based products (“Psilocybin Engine”) in the United States and its possessions, as defined, for a period of 20 years. In February 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  AI Naturals will recognize revenue of the Fees over a 20-year period beginning in 2023 at a rate of $62,500 per year. In addition, the Company is to provide 45 hours of training. In February 2023, in an amendment to the 2022 contract with SHAC, the Company agreed to pay SHAC $100,000 to support SHAC's data acquisition efforts and development of data for the psylocibin Engine to enable SHAC to complete its application programming interface integration and validate its Amazon web services technology platform.

3. Customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

Contract Liability

The Company performs its obligations under a contract with a customer by transferring products and/or services in exchange for consideration from the customer. The Company recognizes a contract liability when a customer prepays for goods and/or services, and the Company has not transferred control of the goods and/or services.

Cash

The Company’s cash is held in bank accounts in the United States and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value, and are readily convertible into cash. As of December 31, 2024 and 2023, and throughout those years, the Company had bank balances exceeding the FDIC insurance limit. As of December 31, 2024 and 2023, the Company has cash attributed to variable interest entities of $2,789 and $15,281. To date, the Company has not experienced any cash losses caused by uninsured balances.

Cash Flows Reporting

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, and classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities. The Company uses the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income/(loss) to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income (loss) that do not affect operating cash receipts and payments.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or influence the direction of the management and policies of the Company.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the consolidated balance sheets in accordance with ASC 740, Income Taxes, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has a liability for an uncertain tax position (see Note 10).

Advertising and Marketing Costs

Advertising and marketing expenses are recorded as marketing expenses when they are incurred. The Company incurred advertising and marketing expense of $29,701,354 (including stock-based compensation of $25,618,126 and stock issued for services of $1,895,157) and $5,541,954 (including options issued for services valued at $1,433,155 and stock issued for services of $344,909) for the years ended December 31, 2024 and 2023, respectively.

Research and Development

All research and development costs are expensed as incurred. The Company incurred research and development expense of $54,152,931 (including stock-based compensation of $50,262,990) and $11,512,555 (including stock-based compensation of $7,545,911) for the years ended December 31, 2024 and 2023, respectively.

General and Administrative Expenses

General and administrative expenses consisted of professional service fees, legal and patent-related expenses, and other general and administrative overhead costs. Expenses are recognized when incurred.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.  When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Property and equipment are examined for the possibility of decreases in value when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of capitalized software and acquired research.  There were no patent rights in 2024. Acquired research is amortized on a straight-line basis over a five-year life, capitalized software is amortized on a straight-line basis over a two-year life and patent rights are amortized over the remaining life of the patents.

Capitalized Software Development Costs

In accordance with ASC 350-40, Internal-Use Software, and ASC 350-985, Software, the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in general and administrative expenses in the consolidated statements of operations (Notes 5 and 8).

Impairment of Long-lived Assets

The Company periodically evaluates whether the carrying value of property, equipment, intangible assets, and other long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

The Company’s impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, the Company determines the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models.  If actual results are not consistent with the Company’s assumptions and estimates, or the assumptions and estimates change due to new information, the Company may be exposed to an impairment charge in the future. For the year ended December 31, 2023, the Company terminated its License Agreement with Intelligent Material Solutions, Inc. (“IMS”) and recorded an impairment of $100,000. For the year ended December 31, 2024, the Company determined that the value of patent rights associated with its Software Development and License Agreement with CoLabAI, Inc., a related party, controlled by Jayson Uffens, Chairman and Chief Technology Officer of the Company, was $0 and recorded an impairment of $135,000 (see Note 5).

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the balance sheet as: right-of-use asset (“ROU asset”) and operating lease obligation. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The Company’s lease arrangements generally do not provide an implicit interest rate. The Company determined that its incremental borrowing rate is reasonable based on its estimated incremental borrowing rate at commencement date in determining the present value of lease payments. The Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its ROU assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has some lease agreements with lease and non-lease components, which are accounted for as a single lease component.

The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of maintenance and other operating expenses from our real estate leases. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

We are electing to apply the practical expedient to the recognition requirements to short-term leases of twelve months or less and recognize lease payments as expense on a straight-line basis over the lease term.

Fair Value of Financial Instruments

The provisions of accounting guidance ASC 825, Financial Instruments, requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of December 31, 2024 and 2023, the fair value of receivables, accounts payable, and accrued expenses approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•Level 1 – Quoted prices in active markets for identical assets or liabilities.

•Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities.

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. There were no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. There have been no transfers between levels.

Segment Reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similarities in economic characteristics such as nature of services; and procurement processes.

Debt

The Company issues debt that may have separate warrants, conversion features, or equity-linked attributes.

Embedded Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815, Derivatives and Hedging, to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings.

Derivative Financial Instruments

The Company evaluates all of its financial instruments, including stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

For option-based simple derivative financial instruments, the Company uses the Monte Carlo simulations to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. There were no derivative financial instruments as of December 31, 2024 and 2023 and no charges or credits to income for the years ended December 31, 2024 and 2023.

Debt Issue Costs and Debt Discount

The Company may record debt issue costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed. Any unamortized debt issue costs and debt discount are presented net of the related debt on the consolidated balance sheets.

Original Issue Discount

For certain convertible debt issued, the Company may provide the debt holder with an original issue discount. The original issue discount would be recorded to debt discount, reducing the face amount of the note and is amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed. Any unamortized original issue discounts are presented net of the related debt on the consolidated balance sheets.

If the conversion feature does not qualify for derivative treatment, the convertible debt is treated as traditional debt.

Basic and Diluted Net Loss per Share

Diluted net loss per share are computed on the basis of the weighted average number of common shares (including common stock subject to redemption) plus dilutive potential common shares outstanding for the reporting period. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period:

	For the Years Ended December 31,
	2024	2023
Options to purchase shares of common stock	75,079,142	43,244,188
Class A and B warrants to purchase shares of common stock	10,516,091	12,120,020
Series A convertible Preferred stock	25,241,968	27,968,141
Total potentially dilutive shares	110,837,201	83,332,349

Stock-Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of awards with service-based vesting conditions, is recognized using the graded vesting method. For awards that vest immediately but contain a requisite service period for accounting purposes, compensation expense is recognized on a straight-line basis over the requisite service period.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of expected volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur.  Actual forfeitures could also have a material impact on our consolidated financial statements.

The Company also issues fully vested shares of its common stock to vendors, service providers and employees in exchange for services.  Management estimates the fair value of such transactions primarily by considering the price of the Company’s common stock sold in arms-length transactions to unaffiliated parties.  The fair value of common stock issued is generally more reliably measurable than the services received.  Management judgement is required to estimate the attribution period of each transaction’s fair value.  Management’s judgement is based on factors including the nature of the services provided to the Company, the expected performance period and periodic communications with the counterparty.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires that a public entity disclose specific categories in its annual income tax rate reconciliation table and provide additional qualitative information for reconciling items representing at least 5% of pre-tax income or loss from continuing operations, using the federal statutory tax rate. The standard also requires an annual breakdown of income taxes paid by jurisdiction (i.e., federal, state and foreign), with further disaggregation by jurisdictions representing at least 5% of total income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with prospective application. The Company does not expect that the adoption of this ASU to have a material effect on the Company’s financial position, operations, or cash flows.

In March 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, to improve the disclosures about a public business entity’s expenses and to provide more detailed information about the types of expenses in commonly presented expense captions.  The amendments in this update should be applied either prospectively or retrospectively, and are effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company began a detailed assessment of the impact that this guidance will have on its consolidated financial statements and related disclosures, and the analysis is currently ongoing.

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to provide more disaggregated expense information about a public entity’s reportable segments. The amendments in this update should be applied retrospectively and are effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024.  The Company adopted ASU No. 2021-07 and it did not have a material effect on the Company’s financial statements or disclosures.

Other recently issued accounting updates are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	Estimated life	December 31, 2024	December 31, 2023
Office equipment and furniture	5 years	$339,013	$102,765
Computer equipment	3 years	279,504	257,585
Vehicles	5 years	136,916	182,558
Leasehold improvements	Life of lease	36,170	-
Accumulated depreciation		(324,347)	(191,862)
		$467,256	$351,046

Depreciation expense was $158,169 and $120,777 for the years ended December 31, 2024 and 2023, respectively, and is classified in general and administrative expenses in the consolidated statements of operations.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist primarily of capitalized software and acquired research.  There were no patent rights in 2024. The intangible assets are being amortized on a straight-line basis through the end of estimated life.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from ERF LLC, a company owned by the Chairman of our Board of Advisors, Dr. Jonathan Lakey, and determined to be a related party, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. The transaction was accounted for as an asset acquisition. Accordingly, the purchase price consisted of $180,000 in cash consideration plus the fair value of the 500,000 options issued at the acquisition date, valued at $1,145,694. The acquired asset was recognized at an amount not to exceed its alternative future use value, consistent with the accounting for in-process research and development acquired in an asset acquisition.

During 2024, an additional 25,000 options were issued upon the achievement of certain milestones. As of December 31, 2024, the Company has not concluded that achievement of the remaining milestones or the related net sales is probable. Therefore, the remaining milestone-based options and the net sales royalty were excluded from the transaction price.

Proprietary Intellectual Property

A license for Operon was purchased from Frelii, Inc., a related party controlled by Ian Jenkins, the Company’s Chief Science Officer, on July 24, 2020. The Company is required to pay Frelii a 3% royalty on Operon based on the

Company’s gross revenue; to date, no material amount is due Frelii, Inc. under the technology transfer agreement. No value has been assigned to the Operon as of December 31, 2024 and 2023.

Patent License Agreements

On April 1, 2023, the Company entered into a Software Development and License Agreement (“Agreement”) with CoLabAI, Inc. (“CoLabAI”), a related party, under which the Company engaged CoLabAI to customize its software for the use of the Company’s products (“Products”). CoLabAI is controlled by Jayson Uffens, Chairman and Chief Technology Officer of the Company. The Agreement provides for a monthly payment of $35,000 until commercial launch of the Products which was expected to be by December 31, 2023. In addition, the Agreement provides for a license fee of $100,000 to secure a two year exclusivity of the Product.  The Agreement automatically renews on each anniversary date for a license fee of $100,000. Alternatively, on any anniversary date of the acceptance, the Company may elect to renew for a five-year term for $350,000. Lastly the Company shall also pay an annual maintenance fee of $100,000 starting on the sooner of its commercial launch of the Product or January 1, 2023, and on each anniversary thereafter as long as the Company holds the license to the Product. The maintenance fess shall provide for full support and updating of the Product. In October 2023, the Agreement was put on hold and subsequently it was decided to transfer the IP efforts to in-house.  As of the date of this filing, terms of the Agreement’s termination have not been finalized.  During the years ended December 31, 2024 and 2023, the Company incurred $0 and $135,000, respectively, related to the Agreement.  For the year ended December 31, 2024, the Company determined that the value of patent rights associated with its Software Development and License Agreement with CoLabAI, Inc. was $0 and recorded an impairment of $135,000. The Company had no balance owed to CoLabAI at December 31, 2024 and 2023.

On July 25, 2022, the Company entered into a License Agreement under which the Company acquired the exclusive commercialization rights to certain intellectual property related to the use of submicron-sized phosphor crystals for diagnostic uses from Intelligent Material Solutions, Inc. (“IMS”).  The Patent License agreement provides for a one-time payment of $100,000 due within ten (10) days of the date of signing of July 25, 2022 (as of the date of this filing, the one-time payment is fully paid), and a royalty payment of ten (10) percent of the value of the gross revenue generated from the sale of licensed products (“Royalty Payments”).  In addition, the License Agreement provides that the Company shall have the right of first refusal to include additional diagnostic disease areas in consideration of minimum quarterly payments of $50,000 that would be creditable against the Royalty Payments, and that two officers of IMS shall join the Company’s Scientific Advisory Board and each granted 100,000 cashless stock options with an exercise price of $2.50 per share. The agreement also provides for quarterly minimum payments of $50,000 (“Minimum Quarterly Payments”) commencing on January 1, 2026 through the date of termination or expiration of the License Agreement, which Quarterly Minimum Payments would be creditable against the Royalty Payments.  The term of the agreement shall continue until the last of patents in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined. In fiscal year 2025, the Company terminated the IMS License Agreement with no additional amounts owed to IMS.

Intangible assets consisted of the following as of:

	Estimated life	December 31, 2024	December 31, 2023
Capitalized software (Note 8)	2 years	$226,877	$226,877
Tradenames	5 years	1,536	2,536
Acquired research	5 years	180,000	-
Patent rights	Life of patent estimated at 111 months	-	135,000
Accumulated amortization		(251,977)	(267,029)
		$156,436	$97,384

As of December 31, 2024, estimated future amortization expenses related to intangible assets were as follows:

2025	$36,308
2026	36,128
2027	36,000
2028	36,000
2029	12,000
$156,436

The Company had amortization expense of $103,548 and $121,035 for the years ended December 31, 2024 and 2023, respectively.

NOTE 6 – CONTRACT LIABILITY

On January 19, 2022, AI Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay AI Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to Psilocybin (“Psilocybin Engine”) in licensed territories, as defined, for a period of 20 years. As of December 31, 2022, AI Naturals had received a total of $916,667 of the Fees. In 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  AI Naturals will recognize revenue of the Fees over a 20-year period beginning in 2023. Contract liability as of December 31, 2024 and December 31, 2023 totaled $1,125,000 and $1,187,500, respectively, comprised of $62,500 and $62,500 included in current liabilities and $1,062,500 and $1,125,000 included in long term liabilities in the accompanying Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.

NOTE 7 – STOCKHOLDERS’ EQUITY

Series A Convertible Preferred Stock

On March 31, 2021, the Company’s board of directors approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors. Upon the authorization of the preferred stock class, the board of directors extended an opportunity to common stockholders to exchange common stock for preferred stock. The last day to make this selection was June 7, 2021. Certain holders (“Holders”) therefore elected to exchange 32,800,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock in 2021. During the years ended December 31, 2024 and 2023, holders of Series A Convertible Preferred Stock converted 68,155 preferred shares into 2,726,149 common shares, and 28,178 preferred shares into 1,127,147 common shares, respectively.

Rights and Privileges - The holders of Series A Convertible Preferred Stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A Convertible Preferred Stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors. As of December 31, 2024, no dividends have been declared or paid.

In terms of dividend payment rights, holders of convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of Series A Convertible Preferred Stock is entitled to 400 votes per share on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive an amount at the same time and on parity with holders of common stock on an as converted basis. The liquidation preference for the holders of the Series A Convertible Preferred Stock is approximately $126 million as of December 31, 2024.

Conversion Rights - The holders of the Series A Convertible Preferred Stock have the right to convert their shares into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A Convertible Preferred Stock shall be exchanged or changed into an amount per share, subject to adjustments, equal to the conversion rate then in effect.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A Convertible Preferred Stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

GATC Health

The Company has authorized an unlimited number of shares of common stock, $0.0001 par value.

During the years ended December 31, 2024 and 2023, the Company sold 2,809,188 and 364,546 shares of common stock to accredited investors at a price of $5.00 per share totaling $13,820,944 and $1,822,730, respectively.

During the years ended December 31, 2024 and 2023, the Company issued 686,364 and 264,380 common shares valued at $3,319,320 and $762,825 (based on the estimated fair value of the stock on the date of issuance), respectively, for services rendered.

In contemplation of receiving an equity investment in our GATC West Virginia, Inc. subsidiary from the West Virginia Jobs Investment Trust in February 2024, we issued 1,000,000 shares of our common stock to that subsidiary as a contribution to capital.

On March 1, 2023, the Company issued 110,000 common shares valued at $206,250 (based on the estimated fair value of the stock on the date of issuance) for prepaid legal services.

On July 14, 2023, the Company initiated a private offering to sell up to 5,000,000 shares of common stock at a price of $5.00 per share.  Through December 31, 2024 and December 31, 2023, the Company has sold 3,173,734 and 364,546 shares of common stock to accredited investors at a price of $5.00 per share totaling $15,643,674 and $1,822,730, respectively.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the year ended December 31, 2023, a total of 2,048,300 shares of common stock were sold to accredited investors at a price of $2.50 per share totaling $4,963,750. This offering closed in June 2023. No shares were sold for the year ended December 31, 2024.

During the years ended December 31, 2024 and 2023, the Company incurred offering costs of cash totaling $1,788,974 and $1,170,782, respectively, in conjunction with its equity financings.

See Note 8 for additional common stock issuances to related parties during the years ended December 31, 2024 and 2023.

GATC West Virginia

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

Options

During the year ended December 31, 2024, holders of options exercised 589,332 options into 589,332 common shares and paid $400,559. No options were exercised during the year ended December 31, 2023.

During the years ended December 31, 2024 and 2023, the Company granted options to purchase 32,344,286 (15,001,000 options issued to employees and 17,343,286 issued to consultants) and 19,351,000 (9,856,000 options issued to employees and 9,495,000 issued to consultants) shares of common stock, valued at $77,480,552 and $15,760,277 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.005 to $5.00 per share, in whole or in part, and vest 32,181,786 options on the date of grant and 162,500 options vest over time up to thirty six months. During the years ended December 31, 2024 and 2023, the Company recognized $74,229,949 and $16,108,531 in stock-based compensation from vested options.

In February 2024, the Company extended the term of 2,810,000 of its outstanding options that expired in 2024 resulting in a modification of the options valued at $797,139 (based on the Black Scholes options pricing method on the modification date).

On December 18, 2024, the Company extended the term of 55,987,012 of its outstanding options to December 31, 2029 and reduced the exercise price on certain awards from $2.50 to $0.01 resulting in a modification of the options valued at $15,014,752 (based on the Black Scholes options pricing method on the modification date).

The following represents a summary of the options outstanding at December 31, 2024 and 2023 and changes during the years then ended:

	Options	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	24,148,748	$1.54	3.4	$10,032,924
Granted	19,351,000	2.06	3.9	56,950,000
Exercised	-	-	-	-
Expired/Forfeited	(255,560)	2.16	-	-
Outstanding at December 31, 2023	43,244,188	$1.77	3.2	$139,802,907
Granted	32,299,286	4.84	4.5	5,289,000
Exercised	(589,332)	0.85	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2024	74,954,142	$3.10	3.3	$142,645,805
Exercisable at December 31, 2024	74,764,642	$3.10	3.3	$142,323,700
Expected to be vested	74,954,142	$3.10	3.3	$142,645,805

The Company calculates the fair value of the options using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value of the underlying common stock on the date of grant. The assumptions used in the Black-Scholes option-pricing method is set forth below:

	December 31, 2024	December 31, 2023
Common stock price	$5.00	$1.875 - $5.00
Expected term	0.4 – 4.5 years	0.46 – 2.5 years
Strike price	$0.01 - $5.00	$1.875 - $5.00
Dividend yield	-	-
Risk free rate	3.42% - 5.09%	3.97% - 5.49%
Volatility	70.90% - 74.03%	50.84% - 57.37%

Dividend yield. The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.

Volatility. The expected stock-price volatility assumption is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable to the Company’s business over a period approximately equal to the expected term.

Risk-free interest rate. We based the risk-free interest rate assumption on the observed Daily Treasury Yield Curve Rate appropriate for the expected term of the option grants.

Expected term of options. The contractual life of options represents the period of time that the options are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

The intrinsic value of stock options is the amount by which the estimated fair value of the stock on the last day of the year exceeded the exercise price of in-the-money stock options outstanding.

Warrants

During the years ended December 31, 2024 and 2023, holders of Class A and B warrants exercised 1,603,929 and 36,700 warrants into 1,603,929 and 36,700 common shares and paid $3,632,141 and $76,000, respectively.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $2.50 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. During the year ended December 31, 2023, the Company issued warrants to purchase a total of 4,096,600 (2,048,300 Class A and 2,048,300 Class B) of common stock. No shares were sold for the year ended December 31, 2024.

In November 2023, the Company offered a short-term inducement to the Company’s warrant holders in which the Company amended the exercise price of the Class A warrant from $2.50 per share to $2.00 per share and the Class B warrant from $5.00 per share to $4.00 per share. All other terms of the original grants remain the same.

On May 10, 2023, the Company extended the term of its outstanding warrants from December 31, 2023 to December 31, 2026. Management estimates the incremental fair value of this modification to be approximately $3,900,000, and such amounts have been accounted for as equity-related costs.

The warrant modifications were accounted for as capital transactions and had no impact on the statement of operations, with the effects recorded in additional paid-in capital.

The following represents a summary of the Class A and Class B warrants outstanding at December 31, 2024 and 2023 and changes during the years then ended:

	Warrants - Class A	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	4,030,060	$2.34	4.0	$-
Granted	2,048,300	2.50	3.0	5,120,750
Exercised	(35,400)	2.50	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2023	6,042,960	$2.40	3.0	$15,732,400
Granted	-	-	-	-
Exercised	(1,358,454)	0.00	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2024	4,684,506	$2.44	2.0	$12,002,931
Exercisable at December 31, 2024	4,684,506	$2.44	2.0	$12,002,931
Expected to be vested	4,684,506	$2.44	2.0	$12,002,931

	Warrants - Class B	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	4,030,060	$4.50	4.0	$2,000,000
Granted	2,048,300	5.00	3.0	-
Exercised	(1,300)	5.00	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2023	6,077,060	$4.67	3.0	$2,000,000
Granted	-	-	-	-
Exercised	(245,475)	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2024	5,831,585	$4.66	2.0	$2,000,000
Exercisable at December 31, 2024	5,831,585	$4.66	2.0	$2,000,000
Expected to be vested	5,831,585	$4.66	2.0	$2,000,000

2024 Equity Incentive Plan

On February 14, 2024, the board of directors of the Company authorized the adoption and implementation of the Company’s 2024 Equity Incentive Plan (the “2024 Plan”).  The 2024 Plan has not yet been approved by the stockholders.  The principal purpose of the 2024 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2024 Plan, an aggregate of 20,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2024 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the increase in the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year which increased the number of shares under the 2024 Plan to 22,167,254. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On March 31, 2024, the Company granted 18,000,000 options (7,650,000 options issued to employees and 10,350,000 issued to consultants) to purchase 18,000,000 of the Company’s restricted common shares, valued at $43,635,229 (based on the Black Scholes valuation model on the date of grant) pursuant to the Company’s 2024 Equity Incentive

Plan. The options are exercisable for a period of five years at a price of $2.50 to $5.00 per share in whole or in part, and vesting immediately.

As of December 31, 2024, there are 4,167,254 available shares under the 2024 Equity Incentive Plan.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On February 13, 2023, the Company granted 2,180,000 options (2,080,000 options issued to employees and 100,000 issued to consultants) to purchase 2,180,000 of the Company’s restricted common shares to consultants, valued at $1,825,727 (based on the Black Scholes valuation model on the date of grant) pursuant to the Company’s 2021 Equity Incentive Plan. The options are exercisable for a period of five years at $2.00 per share in whole or in part, and vesting immediately.

As of December 31, 2024, there are 2,620,000 available shares under the 2021 Equity Incentive Plan.

NOTE 8 – RELATED PARTY TRANSACTIONS

Other than as set forth below, and as disclosed above, the Company has not entered into or been a participant to a transaction in which a related person had or will have a direct or indirect material interest.

Receivables and Payables

As of December 31, 2024 and 2023, the Company had accounts payable – related parties balances of $10,500 and $65,875, respectively, primarily for consulting services provided by entities controlled by Company employees.

Product Development

A significant amount of the Company’s product development work is provided by Iris Mind, an entity controlled by Jayson Uffens, the Company’s Chief Technology Officer. During the years ended December 31, 2024 and 2023, the Company paid Iris Mind $532,103 and $373,829 for monthly consulting services, respectively, with a balance due of $0 and $0 as of December 31, 2024 and 2023, respectively. In addition, Iris Mind was granted options to purchase 100,000 shares of the Company's common stock for a period of 5 years at $5.00 per share in December 2024, valued at $228,429 (based on the Black Scholes options pricing method on the date of grant).  The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $228,429 and $0, respectively, for this award.

Consulting Agreement

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 10.1% of our Common Stock as of December 31, 2025, is a party to a consulting agreement for support services to our technology team, related to the procurement of qualified individuals or companies who can provide artificial intelligence and other services in connection with the Company’s research and development projects (“Services”). Pursuant to the contract,

Evolutionary Analytics is paid a monthly fee plus the amounts paid to the independent contractors that provide the services. Of the monthly payment, Evolutionary Analytics was entitled to $15,000 per month commencing on September 1, 2020 and then increasing to $20,000 per month in June 2023. In January 2024, the agreement changed from flat fee to invoiced as incurred. During the years ended December 31, 2024 and 2023, the Company incurred $819,125 and $924,021, respectively, related to the Services.  The Company has a balance owed to Evolutionary Analytics of $0 and $37,375 at December 31, 2024 and 2023, respectively.  The contract is for twelve months and automatically renews for an additional year. In addition, Evolutionary Analytics was granted options to purchase 3,600,000 shares of the Company's common stock for a period of 5 years at $2.00 per share in February 2023, valued at $3,014,962 (based on the Black Scholes options pricing method on the date of grant), 3,700,000 options for a period of 5 years at $5.00 in March 2024, valued at $8,741,132 (based on the Black Scholes options pricing method on the date of grant), and 3,000,000 for a period of 5 years at $5.00 in December 2024, valued at $1,312,6473 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $15,593,990 and $3,014,962, respectively, for these awards.

Copazul Capital Trust and Corporate Money Investments, which beneficially control 11.9% of our Common Stock as of December 31, 2025, were granted options for marketing services to purchase 4,000,000 shares of the Company's common stock for a period of 5 years at $5.00 in March 2024, valued at $9,449,872 (based on the Black Scholes options pricing method on the date of grant), and 3,000,000 for a period of 5 years at $5.00 in December 2024, valued at $6,852,858 (based on the Black Scholes options pricing method on the date of grant).  The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $16,302,730 and $0, respectively, for these awards. During the years ended December 31, 2024 and 2023, the Company paid these entities $64,200 and $118,575 for monthly marketing services, respectively, with a balance due of $0 and $0 as of December 31, 2024 and 2023, respectively.

Wheatland IT Services LLC and its subsidiary, Kaitain LLC, which are owned by the wife of a Company employee, were granted options for IT and marketing services to purchase 3,200,000 shares of the Company's common stock for a period of 5 years at $2.00 per share in February 2023, valued at $2,679,966 (based on the Black Scholes options pricing method on the date of grant), 1,000,000 options for a period of 5 years at $5.00 in March 2024, valued at $2,362,468 (based on the Black Scholes options pricing method on the date of grant), and 1,000,000 for a period of 5 years at $5.00 in December 2024, valued at $2,284,286 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. In addition, on October 1, 2024, the Company issued 200,000 common shares valued at $1,000,000 (based on the estimated fair value of the stock on the date of issuance) for services rendered. During the years ended December 31, 2024 and 2023, the Company recorded $5,146,754 and $2,679,966, respectively, for these awards. During the years ended December 31, 2024 and 2023, the Company paid these entities $64,000 and $53,500 for monthly IT and marketing services, respectively, with a balance due of $0 and $3,200 as of December 31, 2024 and 2023, respectively.

Phillip Trad, a director commencing in March 2024, was paid $241,500 and $176,000 during the years ended December 31, 2024 and 2023, respectively, with a balance due of $17,689 and $0 as of December 31, 2024 and 2023, respectively, for legal services and for cost reimbursements. In addition, Mr. Trad was granted options to purchase 400,000 shares of the Company's common stock for a period of 5 years at $2.50 per share in March 2024, valued at $1,312,6473 (based on the Black Scholes options pricing method on the date of grant), and 26,906 options for a period of 5 years at $6.00 in November 2025, valued at $59,446 (based on the Black Scholes options pricing method on the date of grant). The options vest immediately. During the years ended December 31, 2024 and 2023, the Company recorded $1,312,673 and $0, respectively, for these awards.

Uri Litvak, a director commencing in May 2025, was paid $44,800 and $0 during the years ended December 31, 2024 and 2023, respectively, with a balance due of $0 and $0 as of December 31, 2024 and 2023, respectively, for legal services and for cost reimbursements. Mr. Litvak was granted options to purchase 200,000 shares of the Company's common stock for a period of 5 years at $5.00 per share in June 2025, valued at $545,546 (based on the Black Scholes options pricing method on the date of grant), that vest over time up to forty-eight months, and 26,906 options for a period of 5 years at $6.00 in November 2025, valued at $59,446 (based on the Black Scholes options pricing method on the date of grant), that vest immediately. In addition, on June 18, 2024, the Company issued 100,000 common shares valued at $500,000 (based on the estimated fair value of the stock on the date of issuance) for services rendered. During the years ended December 31, 2024 and 2023, the Company recorded $500,000 and $0, respectively, for these awards.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. As of December 31, 2024, 525,000 options were issued and the remaining options may be issued under milestones for development of therapeutics using our technology, and submissions of therapeutics for FDA approval (Note 5).

NOTE 9 – OPERATING LEASE

Effective August 1, 2021, the Company entered into a 26-month lease for its headquarters located in Irvine, California.  This facility is leased in monthly installments of approximately $7,866 for months 1 through 12, $8,090 for months 13 through 24, and $8,340 for months 25 and 26.  The monthly rent shall be increased by three percent (3%) per annum each succeeding lease year. In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $158,347.

On April 5, 2022, we agreed to lease 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges. In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $220,550.

On March 18, 2024, via the second amendment to our current lease agreement, we agreed to extend the term of the headquarters lease for an additional period of twenty-six (26) months commencing on April 15, 2024 and expiring on June 14, 2026. This facility is leased in monthly installments of approximately $18,473 for months 1 through 12, $19,027 for months 13 through 24, and $19,598 for months 25 and 26.

Effective June 1, 2023, the Company entered into a three-year lease for laboratory and office space located in Morgantown, West Virginia.  This facility is leased in monthly installments of approximately $13,836 and allows for two options to renew for additional three year terms with an increase in rental rate based on the Consumer Price Index – Seasonably adjusted US City average for All Items For All Urban Consumers for the South Region.  In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $436,676.

Effective May 1, 2024, the Company entered into a 12-month lease for office space located in Draper, Utah 84020. On May 1, 2025, the lease was extended for an additional twelve months and terminates on April 30, 2026. The office is leased in installments of approximately $2,040 per month.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future the Company may be required to lease office space for our technical and scientific staff.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

In accordance with ASC 842, the components of lease expense were as follows:

	Years ended December 31,

	2024	2023
Operating lease expense	$ 361,568	$ 308,195

In accordance with ASC 842, other information related to leases was as follows:

Years ended December 31,	2024	2023
Operating cash flows from operating leases	$ 346,523	$ 335,913
Cash paid for amounts included in the measurement of lease liabilities	$ 346,523	$ 335,913

Weighted-average remaining lease term—operating leases	1.54 years	1.06 years
Weighted-average discount rate—operating leases	6.8%	9.6%

In accordance with ASC 842, maturities of operating lease liabilities as of December 31, 2024 were as follows:

Operating
Year ending:		Lease
2025		$ 392,133
2026		184,481
Total undiscounted cash flows		$ 576,615

Reconciliation of lease liabilities:
Weighted-average remaining lease terms		1.54 years
Weighted-average discount rate		6.8%
Present values		$ 548,805

Lease liabilities—current		$ 367,457
Lease liabilities—long-term		181,348
Lease liabilities—total		$ 548,805

Difference between undiscounted and discounted cash flows		$ 27,810

NOTE 10 – INCOME TAXES

The provision/(benefit) for income taxes was as follows, exclusive of amounts attributed to the noncontrolling interest:

	2024	2023
Current:
Federal	$-	$-
State	2,400	2,400
Deferred:
Federal	(24,340,959)	(7,652,810)
State	-	-
Valuation allowance	24,340,959	7,650,410
Net provision	$2,400	$-

The differences between the expected income tax benefit based on the statutory Federal United States income tax rates and the Company's effective tax rates are summarized below:

	2024	2023
U.S. federal statutory rate	21.00%	21.00%
State income taxes	(0.00)%	(0.01)%
Nondeductible expenses	4.85%	(5.29)%
Change in valuation allowance	(23.49)%	(22.88)%
Other	(2.35)%	7.65%
Effective tax rate	0.00%	(0.54)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2024	2023
Net operating loss carryforward	$8,158,649	$6,804,200
Stock based compensation	28,980,222	6,983,008
R&D and other tax credit carryforwards	91,865	91,865
Property and equipment	(56,796)	(52,524)
Intangibles	(216,550)	27,552
Capitalized research and development	1,652,910	1,192,144
Lease liabilities	5,490	19,128
Other	23,243	21,478
Net deferred tax assets before valuation allowance	38,639,034	15,085,852
Valuation allowance	(38,639,034)	(15,085,852)
Net deferred tax assets:	$-	$-

The assessment of the realization of a deferred tax asset must be performed in the context of positive and negative evidence about a company.  ASC 740-10-30-17 states that "all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed." A valuation allowance is based on the assessment that it is more likely than not that certain deferred tax assets will be realized in the foreseeable future. We evaluated both positive and negative evidence including recent historical financial performance, forecasts of future income, tax planning strategies and assessments of the current and future economic and business conditions. We evaluated the deferred tax asset to determine if it was more likely than not that it would be realized and concluded that a 100% valuation allowance was required for the net deferred tax assets.  A valuation allowance of $38.6 million and $15.1 million is completely offsetting deferred assets as of December 31, 2024 and 2023, respectively.  The change in the valuation allowance as of December 31, 2024 is an increase of $23.5 million.

As of December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $27.6 million and $34.0 million, respectively. Federal NOLs will not expire, and state NOLs will begin to expire in 2040. To the extent that an ownership change has occurred under Internal Revenue Code Sections 382 and 383, the Company's use of its loss carryforwards and credit carryforwards to offset future taxable income may be limited. The Company has not yet completed an analysis to determine the extent to which net operating losses are limited.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying consolidated financial statements could be changed at a later date upon final determination by taxing authorities. As of December 31, 2024, the Company had no outstanding tax audits. The outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. As of December 31, 2024 and 2023, the Company does not expect any material changes to its uncertain tax positions within the next twelve months.

The Company’s policy is to record interest and penalties on uncertain tax provisions as general and administrative expense. As of December 31, 2024 and 2023, the Company has accrued interest or penalties related to uncertain tax positions of $522,102 and $472,102, respectively (see Note 12).

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is currently not aware of any legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition or operating results.

Asset Purchase Agreement

On November 25, 2024, the Company entered into an Asset Purchase Agreement with a third party, whereby the Company acquired certain AI for drug development and drug derisking assets from the third party for (1) cash of $175,000, with $14,587 due upon execution of the Asset Purchase Agreement and the remaining balance payable at a rate of $14,583 per month commencing December 1, 2024 and ending October 1, 2025, and (2) royalties of 2.5% of net revenue from its cGMP (current good manufacturing practices) assets.

License Agreement Revenue Sharing

On July 13, 2023, the Company entered into a License Agreement (“License Agreement”) with Liquid Bioscience, Inc. under which the Company acquired the worldwide, exclusive license to use the licensed biomarkers for the intersections of medical conditions and usage fields specified in each biomarker to further develop and commercialize products.  The License Agreement provides for revenue sharing payments of thirty (30) percent of the value of income generated in the therapeutic usage field for addiction medical condition and ten (10) percent of the value of income generated in each of the following: (1) therapeutic usage field for any medical condition other than addiction, (2) disease risk prediction usage field, and (3) therapeutic response prediction usage field. The term of the agreement shall continue until the patent in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined. As of December 31, 2024, the Company had no revenue attributable to the License Agreement, and therefore, no amounts owing under the License Agreement.

Services Agreement

On October 9, 2024, the Company entered into a Services Agreement with a third party whereby the Company will receive a total fee of $150,000 to provide in silico analytic services and produce a report to help predict potential study subject interactions. The Company will be paid $50,000 upon delivery of the report and the remaining $100,000 will be paid upon the first to occur of (a) the third party binds an agreement for insurance coverage, or (b) third party raises a minimum of $5 million for clinical trials.

Ownership of Certain GATC Intellectual Property

On February 15, 2024, in exchange for exercising a large block of warrants, the Company provided a warrant holder a 1.5% ownership interest in its opioid use disorder molecules, a 0.75% ownership interest in its Alzheimer molecule, and a 0.75% ownership interest in the PTSD disorder molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

NOTE 12 – CONSOLIDATION OF VARIABLE INTEREST ENTITY

On July 24, 2020, the Company entered into a licensing agreement with AI Naturals, pursuant to which AI Naturals was issued 2 million shares of our Common Stock and which agreement required AI Naturals to pay the Company 80% of AI Naturals’ gross revenues. The licensing agreement is perpetual. AI Naturals’ Engine is marketed to assist medical professionals in recommending the use of specific cannabis products such as CBD to optimize health and wellness.  In January 2022, the Company entered into an agreement with AI Naturals to develop a psylocibin Engine for SHAC on behalf of AI Naturals as AI Naturals does not have the technological resources to fulfill its contract with SHAC. AI Naturals and SHAC have entered into a service agreement pursuant to which the latter will have the exclusive North America rights to results from the psylocibin Engine, subject to minimum annual payments to AI Naturals. On May 5, 2022, we amended the licensing agreement to clarify that AI Naturals’ license includes psylocibin and other Schedule I controlled substances as well as herbal remedies but reserving to us any synthetic versions of such pharmaceuticals. In connection with the amendment, we issued 2,000,000 shares of our Common Stock to AI Naturals, with 400,000 of such shares subject to forfeiture should AI Naturals not attain revenue targets.  We earned licensing revenues of $137,500 from AI Naturals; this amount was eliminated from our consolidated financial statements due to the characterization of AI Naturals as a variable interest entity. We agreed to reduce the royalty in February 2023 to 15% because the 80% royalty did not leave that company with sufficient working capital to seek more sublicensing arrangements, and we earned $50,000 in fiscal year 2023 from this license.  Through the date of this filing, no additional royalties have been earned.

AI Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, Health provided AI Naturals with $178,000 of cash to help AI Naturals cover some cash shortfalls. As AI Naturals’ equity investment at risk on June 6, 2019 and thereafter was not sufficient to permit AI Naturals to finance its activities without subordinated financial support, AI Naturals was considered a variable interest entity in which we held a significant variable interest through the Royalty License Agreement. We do not own any equity interest in AI Naturals; however, as the agreements described above and common management provided us the controlling financial interest in AI Naturals, we are the primary beneficiary of AI Naturals. As a result, we consolidate AI Naturals’ balances and activity within our consolidated financial statements. All intercompany balances and activity between the Company and AI Naturals have been eliminated upon consolidation.

The issuance of 2 million shares of the Company’s common stock to AI Naturals in 2020, resulted in a gain on sale of intellectual property of AI Naturals to the Company. AI Naturals recorded an income tax payable and uncertain tax position liability totaling $1,915,088 resulting from unrecognized income in 2020 and penalties and interest.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$2,789	$15,281
Other current assets	7,000	7,000
Note receivable – related party	24,768	37,268
Fixed assets	19,166	27,601
Total assets	$53,723	$87,150
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$153,027	$161,096
Contract liability (Note 6)	62,500	62,500
Contract liability, net of current portion (Note 6)	1,062,500	1,125,000
Income tax payable	1,915,088	1,865,088
Total stockholders’ deficit	(3,139,392)	(3,126,534)
Total Liabilities and stockholders’ deficit	$53,723	$87,150

NOTE 13 – SEGMENT REPORTING

In accordance with criteria under Topic ASC 280, Segment Reporting, which establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. The Company’s chief operating decision maker ("CODM") has been identified as the Chairman. The Company's CODM reviews consolidated results to assess performance, make decisions, and allocates operating and capital resources of the Company as a whole, therefore, there is only one reportable segment. The CODM does not distinguish its principal business activities for the purpose of internal reporting and uses net loss to allocate resources in the annual budgeting and forecasting process, along with using that measure as a basis for evaluating financial performance quarterly by comparing the actual results with historical budgets. Significant segment expenses that are provided to CODM on a regular basis and are included within reported measure of segment profit or loss are marketing, research and development, and general and administrative. The consolidated statements of operations for the years ended December 31, 2024 and 2023, reflect the significant segment expenses and other segment items, as well as the consolidated balance sheets as of December 31, 2024 and 2023, for the one reportable segment.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated material events or transactions that occurred after December 31, 2024 up through February 27, 2026. During this period, the Company did not have any material recognizable subsequent events or subsequent events required to be disclosed as of and for the year ended December 31, 2024 except for the following:

Common Stock

Subsequent to December 31, 2024, the Company issued 729,137 common shares valued at $3,756,696 (based on the estimated fair value of the stock on the date of issuance) for services rendered.

Subsequent to December 31, 2024, the Company sold 2,531,310 shares of common stock to accredited investors at a price of $5.00 per share totaling $12,881,550.

Series A Convertible Preferred Stock

Subsequent to December 31, 2024, holders of Series A Convertible Preferred Stock converted 20,000 preferred shares into 800,000 common shares.

Options

Subsequent to December 31, 2024, the Company the Company granted options to purchase 16,215,508 (8,402,066 options issued to employees and 7,813,442 issued to consultants), valued at $36,463,694 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of five years at a price of $4.00 to $10.00 per share in whole or in part, with 14,825,508 options vesting immediately and the remaining 1,390,000 vesting each month for thirty-six months after one-year from the date of grant.

Joint Venture Agreement

On June 19, 2025, the Company entered into a Joint Venture Agreement with Aionis Bio, LLC (“Aionis Bio”) as it relates generally to therapeutics, and more particularly, to compounds and methods for treating ailments such as pain and addiction.   The Company will contribute all of its rights, title, and interest in and to the patents, including all applications, reexaminations, reissues, and continuations thereof, throughout the world. GATC Health Corp also represents that it will assign all future know how and Intellectual Property related to current Intellectual Property to the Company. A provisional patent application was filed with USPTO on June 13, 2025.  Aionis Bio is a separate legal entity under joint control of the two venturers, the venturers exercise joint control as each joint venturer participates directly in the overall management of the joint venture, and all strategic decisions require both venturers to approve.

AI Naturals

On July 16, 2025, the Company terminated the royalty agreement with AI Naturals and entered into a master services agreement.  As a result of the termination of the royalty agreement, management believes that the Company no longer has a variable interest in AI Naturals. Accordingly, in accordance with ASC 810-10-40-5, the Company will not consolidate AI Naturals’ balances and activities within our consolidated financial statements. In addition, as the Company does not hold any equity interests in AI Naturals, there is no gain or loss upon deconsolidation.

Services Agreement

On May 27, 2022, the Company entered into a Services Agreement (“Services Agreement”) and a Stock Grant Agreement (“Stock Grant”) (collectively, the “Agreements”) with Akon Lighting, Inc. (“Akon”) whereby the Company will perform testing of human saliva, blood, or other biologic liquid or tissue obtained from end user data samples delivered by Akon. The Agreements commence as of the effective date and shall continue in full force and effect for a period of 2 years which shall renew for additional 5-year periods provided Akon delivers a minimum 1 million data samples. In connection with the Agreements, the Company issued Akon 823,756 common shares and granted Akon options to purchase 1,235,634 shares of common stock and each shall vest should Akon deliver 1 million data samples through December 31, 2025. The options are exercisable through December 31, 2027 at a price of $2.00 per share in whole or in part. As of December 31, 2025, Akon failed to deliver the minimum 1 million data samples and therefore, the Agreements were terminated and no common shares or options were issued.

Ownership of Certain GATC Intellectual Property

On July 18, 2025, the Company entered into a Consulting Agreement with a third party for an initial six month term that provides for (1) a grant of options purchase 250,000 shares of the Company's common stock for a period of 3 years at $5.00, (2) a monthly retainer of $10,000 payable as $5,000 cash and 1,000 shares of the Company’s common stock valued at $5 per shares, (3) and a 1.00% ownership interest in its opioid use disorder molecules, a 1.00% ownership interest in its Alzheimer molecule, a 1.00% ownership interest in the PTSD disorder molecule, a 1.00% ownership interest in the ALS molecule, and a 1.00% ownership interest in the black lung disease molecule. As of the date of this filing, all of these drugs are in early-stage discovery and pending capital partners.

Item 8.

EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (1)
2.3	Amendment to Articles of Incorporation increasing authorized common stock to unlimited amount (3)
2.4	Amendment to designation statement for Series A Preferred to clarify conversion feature (3)
5.1	Voting Trust Agreement dated October 23, 2023(3)
6.1	2021 Equity Incentive Plan (1)
6.2	Form of GATC Health Inc. Convertible Debentures (1)
6.3	GATC Health Corp. Convertible Debenture Purchase Agreement (1)
6.4	Intellectual Property Asset Purchase Agreement dated July 24, 2020 between GATC Canna, GATC Rx. And Frèlii, Inc. (1)
6.6	Assignment Agreement dated November 5, 2020 between Frèlii, Inc. (Assignor) and the Company (Assignee) (1)
6.8	License Agreement dated July 24, 2020 between GATC Health Corp. and AI Naturals (1)
6.12	Amended and Restated License Agreement with AI Naturals (3)
6.13	Form of Class A Warrants, as amended (3)
6.14	Form of Class B Warrants, as amended (3)
6.15	Consulting Agreement with former Director Gerry Martin (2)
6.16	Revised Consulting Agreement with Director and Interim CEO John Stroh (2)
6.17	Consulting Agreement with Director Dennis Locke (2)
6.19	Consulting Agreement with Jeff Moses (2)
6.20	Form of Option Agreement (2)
6.21	Agreement and Plan of Reorganization dated March 15, 2022 between the Company and GATC DB Care Corp (2)
6.22	Services Agreement dated May 27, 2022 between the Company and Akon Lighting, Inc. (2)
6.23	License Agreement dated July 25, 2022 between the Company and Intelligent Materials Solutions, Inc. (2)
6.24	Promissory Note dated January 25, 2022 from AI Naturals (2)
6.25	Promissory Note dated April 19, 2022 from AI Naturals (2)
6.26	Amendments to License Agreement with AI Naturals (3)
6.27	2024 Equity Incentive Plan (3)
6.28	Technology and Paymaster Services Agreement dated November 1, 2023 with IrisMind, LLC (3)
6.29	Class B Common Stock Purchase Agreement dated February 27, 2024 between GATC West Virginia, Inc. and the West Virginia Jobs Investment Trust (3)
6.30	Letter Agreement dated March 21, 2024 with Stifel, Nicolaus & Company, Incorporated as financial advisor and exclusive financing agent (3)
6.31	License Termination Agreement dated July 16, 2025 effective February 12, 2023 between GATC Health Corp and AI Naturals (5)
6.32	Employment Agreement dated February 10, 2025 with Dr. Rahul Gupta and related Consulting Agreement (5)
6.33	Employment Agreement dated June 5, 2025 with Gerald DeCiccio and related Consulting Agreement (5)
9.1	Letter from Indigo Spire CPA Group, LLC regarding change in auditors (2)
9.2	Letter from Macias Gini & O’Connell LLP regarding change in auditors (4)

(1) Incorporated by reference to such exhibit as filed with Amendment No. 1 to Form 1-A filed on July 26, 2021.

(2) Incorporated by reference to such exhibit as filed with our semi-annual report on Form 1-SA for the six months ended June 30, 2022.

(3) Incorporated by reference to such exbibit as filed with our Form 1-K for the year ended December 31, 2022.

(4) Incorporated by reference to such exbibit as filed with our Current Report on Form 1-U dated December 1, 2023.

(5) Incorporated by reference to such exhibits as filed with our Form 1-K for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

By:	/s/ Jayson Uffens
Jayson Uffens
Chairman of the Board and Chief Technology Officer
March 12, 2026

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Jayson Uffens

Jayson Uffens, Chairman of the Board and Chief Technology Officer

(principal executive officer)

March 12, 2026

By: /s/ Gerald DeCiccio

Gerald DeCiccio, Chief Financial Officer

(principal accounting and financial officer)

March 12, 2026

By: /s/ Jeff Moses

Jeff Moses, Director

March 12, 2026

By: /s/ Dennis Locke

Dennis Locke, Director

March 12, 2026

By: /s/ Philip Trad

Philip Trad, Director

March 12, 2026